                                                               PRELIMINARY COPY

                        [LETTERHEAD OF HAPPY KIDS INC.]

                                        , 1999

Dear Shareholder:

   You are cordially invited to attend a Special Meeting of Shareholders of
Happy Kids Inc. ("Happy Kids" or the "Company") to be held at     a.m. on
      , 1999 at (the "Special Meeting").

   At this meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 17, 1999 (as amended, the "Merger Agreement"), by and between Happy Kids and HK Merger Corp. ("Merger Sub"). Merger Sub is a New York corporation newly-formed by H.I.G. Capital, LLC ("HIG") and controlled by HIG-HK Investment, Inc. ("HIG-HK"), an affiliate of HIG. Merger Sub was formed solely for the purpose of consummating the Merger. As of the date hereof, Merger Sub has not owned any assets and Merger Sub will have no assets as of the Effective Time. Merger Sub's ability to consummate the Merger is dependent upon, and its obligation to do so is conditioned upon, Merger Sub having received the proceeds of certain financing arranged by HIG.

   Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the transactions contemplated thereby (the "Effective Time"), (a) Merger Sub will be merged into Happy Kids (the "Merger"), with Happy Kids continuing as the surviving corporation (the "Surviving Corporation"); (b) the current directors of Happy Kids will be replaced by the directors of Merger Sub (and a majority of the directors of the Surviving Corporation will be designees of HIG-HK); (c) the shares of common stock of Merger Sub held by HIG-HK will be converted into shares of common stock of the Surviving Corporation, representing approximately 76.39% of the outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time; (d) certain shareholders of Happy Kids (including certain officers and directors of Happy Kids) will retain an aggregate of 875,348 shares of common stock of Happy Kids (the "Rollover Shares"), which represent approximately 8.44% of the outstanding shares of common stock of Happy Kids and which will represent approximately 23.61% of the outstanding shares of common stock of the Surviving Corporation immediately after the Effective Time; (e) each share of common stock of Happy Kids outstanding immediately prior to the Effective Time (except for the Rollover Shares, the Management Shares (defined below) and treasury shares held by Happy Kids) will be converted into the right to receive $12.00 per share in cash (the "Cash Merger Price"); (f) other than the Rollover Shares, each share of common stock of Happy Kids outstanding prior to the Effective Time that is owned by any of Jack M. Benun, Mark J. Benun and Isaac Levy (collectively, the "Management Shares" and such persons, the "Management Group") will be converted into the right to receive $7.164 per share in cash (the "Management Cash Price"); and
(g) each outstanding employee or director stock option (the "Options") granted under the Company's 1997 Stock Plan (the "Stock Option Plan"), other than certain non-vested employee Options, will be canceled and the former holder thereof shall thereafter have the right to receive cash in an amount equal to the product of the number of shares of common stock of Happy Kids previously subject to such Option and the excess of the Cash Merger Price per share over the exercise price per share of such Option. Applicable withholding taxes will be deducted from all payments made in respect of the Options. In addition, the members of the Management Group have entered into new employment agreements (the "Employment Agreements"), effective upon consummation of the Merger. Pursuant to their respective Employment Agreements, Jack M. Benun, Mark J. Benun and Isaac Levy will serve as the Company's President and Chief Executive Officer, Executive Vice President and Secretary, and Senior Vice President, respectively. Each Employment Agreement (i) is for a term of three years, (ii) provides for certain payments to each of them upon his termination "without cause" (as defined in each employment agreement) or his resignation for "good reason" (as defined each Employment Agreement). In addition, the Employment Agreements provide for the payment of annual bonuses to the members of the Management Group in an aggregate amount of up to approximately $9.5 million, based upon the Company's achievement of certain financial targets for the fiscal years 1999, 2000 and 2001, and stock option grants in fiscal year 2001 representing, in the aggregate, up to 3% of the shares of common stock of the Surviving Corporation outstanding immediately after the Effective Time, contingent upon the Company's achievement of certain financial targets in fiscal year 2001.

   Persons purporting to be public shareholders of the Company brought actions, denominated as class actions on behalf of public shareholders of the Company, challenging the transaction originally proposed by HIG and described in the Company's press release of July 12, 1999 pursuant to which public shareholders of the Company were offered $11.50 per share (as opposed to the $12.00 now offered) before the transaction was considered by a special committee of independent directors ("the Special Committee"). The defendants in these actions, including the Company, HIG, Messrs. Jack and Mark Benun, Isaac Levy, Andrew Glasgow, another director of the Company, and the Special Committee, have agreed to the consolidation of these actions and to accept service of any consolidated amended complaint that the plaintiffs may choose to file on the basis of the transaction recommended by the Special Committee and described below. The defendants believe that they would have meritorious defenses to any such claims and intended to defend against them vigorously.

   The terms of the Merger Agreement are described in the accompanying Proxy Statement and a conformed copy of the Merger Agreement is included as Annex A with the Proxy Statement.

   Since the Company's common stock is designated as a national market system security on the NASDAQ National Market, pursuant to Section 910 of the New York Business Corporation Law (the "BCL"), dissenter's rights will not be available to shareholders of the Company. Accordingly, although a shareholder who objects to the Merger may vote against its adoption, since the members of the Management Group have indicated that they will vote in favor of the Merger, the approval by shareholders is assured and an objecting shareholder's only available alternative may be limited to selling the shareholder's common stock before the Merger takes place.

   The affirmative vote of two-thirds of the issued and outstanding shares of common stock of Happy Kids entitled to vote at the special meeting is required to approve and adopt the Merger Agreement. Jack M. Benun, Mark J. Benun and Isaac Levy, as shareholders of Happy Kids, have entered into a Support Agreement, dated as of September 17, 1999 (the "Support Agreement"), with Merger Sub pursuant to which they appointed certain persons designated by Merger Sub as proxy to vote each of their respective shares of common stock of Happy Kids in favor of the Merger Agreement at the Special Meeting. In addition, pursuant to the Support Agreement, each member of the Management Group has agreed, jointly and severally, to pay Merger Sub $1.5 million (the "Management Termination Fee") in the event that the Merger Agreement is terminated for any reason that results in the payment of a termination fee by the Company to Merger Sub. If, within twelve months following any termination for which a Management Termination Fee has been paid by the Management Group, any member of the Management Group sells all or any portion of the Happy Kids Common Stock held by him to any person other than Merger Sub or an affiliate of Merger Sub, then the Management Group shall be jointly and severally liable to Merger Sub for the payment of a fee equal to the product of (i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction multiplied by
(iii) the excess of (a) the price per share to be received plus any other consideration to be received by members of the Management Group over (b) $7.164.

   As of September 17, 1999, the shares of common stock of Happy Kids held by members of the Management Group represented approximately 74.69% of the outstanding shares of common stock of Happy Kids. Accordingly the Merger Agreement is expected to be approved at the Special Meeting regardless of how the other shareholders vote. Jack M. Benun, Mark J. Benun and Isaac Levy own, respectively, 372,023, 372,023 and 131,302 Rollover Shares, which represent approximately 3.59%, 3.59% and 1.27%, respectively, of the outstanding shares of common stock of Happy Kids and which will represent approximately 10.03%, 10.03% and 3.54%, respectively, of the common stock of the Surviving Corporation immediately following the Effective Time.

   Consummation of the Merger is subject to certain conditions, including the completion of financing to provide an aggregate of approximately $100.8 million which will be used to fund the Cash Merger Price, the Management Cash Price, the payment of the value of the Options, the refinancing of certain indebtedness of the Company, (the "Refinancing") the repayment of the Company's 5.7% promissory notes in aggregate principal amount of $5.57 million, which notes are held by members of the Management Group, the payment of transaction fees and expenses related to the Merger and the Refinancing and to provide working capital to the Company and its subsidiaries. The financing transactions will include (a) bank financing, (b) equity financing and (c) the possible issuance of senior subordinated notes by the Company.

   The Board of Directors of the Company, upon recommendation of the Special Committee, has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, the holders of the Company's common stock (other than the holders of Management Shares and Rollover Shares, as to which it expresses no opinion) and recommends that shareholders vote FOR the approval and adoption of the Merger Agreement.

   The approval and determination of the Board was based on a number of factors, described in the accompanying Proxy Statement, which should be read carefully. The Special Committee has received a written opinion dated September 15, 1999 of CIBC World Markets Corp. ("CIBC"), the Special Committee's financial advisor, as to the fairness, from a financial point of view and as of the date of the opinion, of the $12.00 per share cash consideration to be received in the Merger by the holders of Happy Kids's common stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). CIBC's opinion is included as Annex B to the Proxy Statement and should be read carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

   Your vote is important. Regardless of whether you plan to attend the Special Meeting, please sign and date the enclosed proxy and return it in the envelope provided in order that your shares may be represented at the Special Meeting. If you decide to attend the Special Meeting, you may revoke your proxy and vote your shares in person.

                                          Sincerely,

                                          Jack M. Benun
                                          Chairman of the Board

                                                                PRELIMINARY COPY

                                HAPPY KIDS INC.
                              100 West 33rd Street
                                   Suite 1100
                            New York, New York 10001

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To Be Held On       , 1999

To the Shareholders of Happy Kids Inc.:

   NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Happy Kids
Inc. ("Happy Kids") will be held at    a.m., local time, on     , 1999, at for
the following purposes:

  (1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 17, 1999 (as amended, the "Merger Agreement"), by and between Happy Kids and HK Merger Corp. ("Merger Sub"), a New York corporation newly formed by H.I.G. Capital, LLC ("HIG") and controlled by HIG-HK Investment, Inc. ("HIG-HK"), an affiliate of HIG, and the transactions contemplated thereby. Merger Sub was formed solely for the purpose of consummating the Merger. As of the date hereof, Merger Sub has not owned any assets and Merger Sub will have no assets as of the Effective Time (as defined below). Merger Sub's ability to consummate the Merger is dependent upon, and its obligation to do so is conditioned upon, Merger Sub having received the proceeds of certain financing arranged by HIG. Upon the terms and subject to the conditions of the Merger Agreement at the effective time of the transaction contemplated (the "Effective Time"), (a) Merger Sub will be merged into Happy Kids, with Happy Kids continuing as the surviving corporation (the "Surviving Corporation"); (b) the current directors of Happy Kids will be replaced by the directors of Merger Sub (and a majority of the directors of the Surviving Corporation will be designees of HIG-HK); (c) the shares of common stock of Merger Sub held by HIG-HK will be converted into shares of common stock of the Surviving Corporation, representing approximately 76.39% of the outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time; (d) certain shareholders of Happy Kids (including certain officers and directors of the Company) will retain existing shares of common stock in Happy Kids (the "Rollover Shares"), which now represent approximately 8.44% of the outstanding shares of common stock of Happy Kids and will represent approximately 23.61% of the outstanding shares of common stock of the Surviving Corporation immediately after the Effective Time; (e) each share of common stock of Happy Kids outstanding immediately prior to the Effective Time (except for the Rollover Shares, Management Shares (defined below) and treasury shares held by Happy Kids) will be converted into the right to receive $12.00 per share in cash (the "Cash Merger Price"); (f) each share of common stock of Happy Kids held by Jack M. Benun, Mark J. Benun and Isaac M. Levy (other than the Rollover Shares) (collectively, the "Management Shares" and such persons, the "Management Group"), will be converted into the right to receive approximately $7.164 per share in cash (the "Management Cash Price");
      (g) each outstanding employee or director stock option (the "Options") granted under the Company's 1997 Stock Plan (the "Stock Option Plan") other than certain non-vested employee options will be canceled and the former holder thereof shall thereafter have the right to receive cash in an amount equal to the product of the number of shares of common stock of Happy Kids previously subject to such Option and the excess of the Cash Merger Price per share over the exercise price per share of such Option, less applicable withholding taxes; and (h) each member of the Management Group has entered into a new employment agreement (each, an "Employment Agreement") effective upon consummation of the Merger. Pursuant to their respective Employment

     Agreements, Jack M. Benun, Mark J. Benun and Isaac M. Levy will serve as the Company's President and Chief Executive Officer, Executive Vice President and Secretary, and Senior Vice President, respectively. Each Employment Agreement (i) is for a term of three years, and (ii) provides for certain payments to each of them upon his termination "without cause" (as defined in each Employment Agreement), or his resignation for "good reason" (as defined in each Employment Agreement). In addition, the Employment Agreements provide for the payment of annual bonuses to the members of the Management Group in an aggregate amount of up to approximately $9.5 million, based upon the Company's achievement of certain financial targets for fiscal years 1999, 2000 and 2001 and stock option grants in fiscal year 2001 representing, in the aggregate, up to 3% of the shares of common stock of the Surviving Corporation, outstanding immediately following the Effective Time, contingent upon the Company's achievement of certain financial targets in fiscal year 2001.

  (2) To transact such other business as may properly come before the meeting or any continuation, adjournment or postponement thereof.

   In addition to the Management Shares held by each of them, Jack M. Benun, Mark J. Benun and Isaac M. Levy own, respectively, 372,023, 372,023 and 131,302 Rollover Shares, which now represent approximately 3.59%, 3.59% and 1.27%, respectively, of the outstanding shares of common stock of Happy Kids and which will represent approximately 10.03%, 10.03% and 3.54%, respectively, of the common stock of the Surviving Corporation immediately following the Effective Time.

   Persons purporting to be public shareholders of the Company brought actions, denominated as class actions on behalf of public shareholders of the Company, challenging the transaction originally proposed by HIG and described in the Company's press release of July 12, 1999 pursuant to which public shareholders of the Company were offered $11.50 per share (as opposed to the $12.00 now offered) before the transaction was considered by a special committee of independent directors (the "Special Committee"). The defendants in these actions, including the Company, HIG, Messrs. Jack and Mark Benun, Issac Levy, Andrew Glasgow, another director of the Company, and the Special Committee, have agreed to the consolidation of these actions and to accept service of any consolidated amended complaint that the plaintiffs may choose to file on the basis of the transaction recommended by the Special Committee and described below. The defendants believe that they would have meritorious defenses to any such claims and intended to defend against them vigorously.

   The Cash Merger Price and the Management Cash Price will be paid and the Rollover Shares will be issued after the Effective Time, promptly, and in any case no later than three business days following receipt by an exchange agent ("Exchange Agent") selected by Merger Sub of certificates which, immediately prior to the Effective Time represented, the shares of Happy Kids Common Stock exchangeable therefor.

   A copy of the Merger Agreement appears as Annex A to, and is described in, the accompanying Proxy Statement.

   Since the Company's common stock is designated as a national market system security on the NASDAQ National Market, pursuant to Section 910 of the BCL, dissenter's rights will not be available to shareholders of the Company. Accordingly, although a shareholder who objects to the Merger may vote against its adoption, since the members of the Management Group have indicated that they will vote in favor of the Merger, the approval by shareholders is assured and an objecting shareholder's only available alternative may be limited to selling the shareholder's common stock before the Merger takes place.

   All shareholders are cordially invited to attend the meeting, although only those shareholders of record at the close of business on , 1999, are entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

                                          By Order of the Board of Directors

                                          Mark J. Benun, Secretary

Dated: October  , 1999

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE. YOUR PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING BY DELIVERING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE COMPANY, BY SUBMITTING TO THE SECRETARY OF THE COMPANY A LATER DATED PROXY OR BY VOTING IN PERSON AT THE SPECIAL MEETING.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS..................................   1

SUMMARY....................................................................   4
  THE PARTIES TO THE MERGER................................................   4
    Happy Kids.............................................................   4
    Merger Sub and HIG-HK..................................................   4
  THE SPECIAL MEETING......................................................   4
  REASONS FOR THE MERGER...................................................   5
  TERMS OF THE MERGER......................................................   5
    General................................................................   5
    Cash Merger Price and Management Cash Price............................   5
    Payment of Cash Merger Price and Management Cash Price.................   5
    Rollover Shares........................................................   6
    Excluded Shares........................................................   6
    Issuance of Surviving Corporation Common Stock to HIG-HK...............   6
    Payment for Options....................................................   6
  EFFECTIVE TIME...........................................................   6
  FINANCING ARRANGEMENTS...................................................   6
    Revolving Credit Facility..............................................   7
    Senior Secured Term Loan...............................................   7
    Senior Subordinated Loan...............................................   7
    Equity Investment......................................................   7
  INTERESTS OF CERTAIN PERSONS IN THE MERGER...............................   7
  RECOMMENDATION OF THE BOARD..............................................   8
  OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR.....................   8
  CONDITIONS TO CONSUMMATION OF THE MERGER.................................   8
  CERTAIN RELATED AGREEMENTS...............................................   9
  CERTAIN EFFECTS OF THE MERGER............................................   9
  ACCOUNTING TREATMENT OF TRANSACTION......................................  10
  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER....................  10
  TERMINATION; FEES AND EXPENSES...........................................  10
  DISSENTER'S RIGHTS.......................................................  10
  MARKET PRICES; DIVIDENDS.................................................  11
  SELECTED HISTORICAL FINANCIAL INFORMATION................................  12

THE SPECIAL MEETING........................................................  18
  GENERAL..................................................................  18
  RECORD DATE, SOLICITATION, AND REVOCABILITY OF PROXIES...................  18
  QUORUM; REQUIRED VOTE....................................................  19

SPECIAL FACTORS............................................................  20
  BACKGROUND OF THE TRANSACTION............................................  20
  REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS.........  23
  PURPOSES AND REASONS OF HIG-HK AND MERGER SUB FOR THE MERGER.............  25
  PURPOSES AND REASONS OF THE MANAGEMENT GROUP IN AGREEING TO THE MERGER...  25
  POSITION OF HIG-HK AND MERGER SUB AS TO FAIRNESS OF THE MERGER...........  25
  POSITION OF THE MANAGEMENT GROUP AS TO FAIRNESS OF THE MERGER............  26
  OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR.....................  26

                                                                            Page
                                                                            ----
  CERTAIN PROJECTIONS......................................................  30
  INTERESTS OF CERTAIN PERSONS IN THE MERGER...............................  31
    Officers of the Surviving Corporation..................................  31
    Benefits Under Employment Agreements...................................  31
    Retention of Rollover Shares...........................................  32
    Options................................................................  32
    Present Interests in Happy Kids Common Stock...........................  32
    Indemnification of Officers and Directors..............................  33
    Support Agreement......................................................  33

LITIGATION.................................................................  34

CERTAIN EFFECTS OF THE MERGER..............................................  35
  ACCOUNTING TREATMENT OF TRANSACTION......................................  35
  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER....................  35
    The Merger.............................................................  36
    Backup Withholding.....................................................  36
  DISSENTER'S RIGHTS.......................................................  36
  CERTAIN RELATED AGREEMENTS...............................................  36

CERTAIN PROVISIONS OF THE MERGER AGREEMENT.................................  39
  GENERAL..................................................................  39
  TREATMENT OF SECURITIES IN THE MERGER....................................  39
    Cash Merger Price and Management Cash Price............................  39
    Payment of Cash Merger Price and Management Cash Price.................  39
    Rollover Shares........................................................  40
    Excluded Shares........................................................  40
    Issuance of Surviving Corporation Common Stock to HIG-HK...............  40
    Payment for Options....................................................  40
  BOARD OF DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.............  40
  CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION....  40
  PAYMENT FOR SHARES.......................................................  40
  REPRESENTATIONS AND WARRANTIES...........................................  42
    Representations and Warranties of the Company..........................  42
    Representations and Warranties of Merger Sub...........................  42
  COVENANTS................................................................  42
    Interim Operations.....................................................  42
    Investigation by Merger Sub............................................  43
    Additional Covenants...................................................  43
  NO SOLICITATION..........................................................  44
  CONDITIONS TO THE CONSUMMATION OF THE MERGER.............................  45
    Conditions to Each Party's Obligations to Effect the Merger............  45
    Conditions to the Obligations of Merger Sub to Effect the Merger.......  45
    Conditions to the Obligations of the Company to Effect the Merger......  46
  TERMINATION; EFFECTS OF TERMINATION......................................  46
    Termination by Mutual Written Consent..................................  46
    Termination by the Company.............................................  46
    Termination by Merger Sub..............................................  47
    Termination by Either Merger Sub or the Company........................  47
  AMENDMENT................................................................  47

                                                                          Page
                                                                          ----

SELECTED CONSOLIDATED FINANCIAL DATA.....................................  48

MARKET PRICES AND DIVIDENDS..............................................  53

FINANCING OF THE MERGER..................................................  53
  SOURCES AND USES OF FUNDS..............................................  55
  EXPENSES OF THE MERGER.................................................  55

THE COMPANY..............................................................  56

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  61

MERGER SUB AND HIG-HK....................................................  67

  GENERAL................................................................  67
  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.........  68

DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION............  69

DESCRIPTION OF CAPITAL STOCK.............................................  71

AVAILABLE INFORMATION....................................................  72

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.................................  72

SHAREHOLDER PROPOSALS....................................................  72

OTHER MATTERS............................................................  72
ANNEX A--Merger Agreement
ANNEX B--Opinion of CIBC World Markets Corp.
ANNEX C--Schedule of Directors and Executive Officers of Merger Sub and
 HIG-HK

                                HAPPY KIDS INC.
                             100 West 33rd Street
                           New York, New York 10001

                              ------------------
                                PROXY STATEMENT
                              ------------------

                        SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON        , 1999

   This proxy statement is being furnished to the shareholders of Happy Kids Inc., a New York corporation ("Happy Kids" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for
use at a Special Meeting of Shareholders to be held on      , 1999, at local
time, at    .

   At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 17, 1999 (as amended, the "Merger Agreement"), by and between Happy Kids and HK Merger Corp. ("Merger Sub"). Merger Sub is a New York corporation newly formed by H.I.G. Capital LLC ("HIG") and controlled by HIG-HK Investment, Inc. ("HIG-HK"), an affiliate of HIG. Merger Sub was formed solely for the purpose of consummating the Merger. As of the date hereof, Merger Sub has not owned any assets and Merger Sub will have no assets as of the Effective Time. Merger Sub's ability to consummate the Merger is dependant upon, and its obligation to do so is conditioned upon, Merger Sub having received the proceeds of certain financing arranged by HIG. Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (a) Merger Sub will be merged into Happy Kids (the "Merger"), with Happy Kids continuing as the surviving corporation (the "Surviving Corporation"); (b) the current directors of Happy Kids will be replaced by the directors of Merger Sub and a majority of the directors of the Surviving Corporation will be designees of HIG-HK; (c) the shares of common stock of Merger Sub held by HIG-HK will be converted into shares of common stock, par value $0.01 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), representing approximately 76.39% of the outstanding shares of the Surviving Corporation Common Stock immediately following the Effective Time; (d) certain shareholders of Happy Kids (including certain officers and directors of the Company) will retain an aggregate of 875,348 outstanding shares (the "Rollover Shares") of common stock, par value $0.01 per share, in Happy Kids (the "Happy Kids Common Stock"), which now represent approximately 8.44% of the outstanding shares of Happy Kids Common Stock and will represent approximately 23.61% of the outstanding shares of the Surviving Corporation Common Stock immediately following the Effective Time; (e) each share of Happy Kids Common Stock outstanding immediately prior to the Effective Time (except for the Rollover Shares, Management Shares (defined below) and treasury shares held by Happy
Kids) will be converted into the right to receive $12.00 per share in cash (the "Cash Merger Price"); (f) each share of Happy Kids Common Stock (other than the Rollover Shares) held by Jack M. Benun, Mark J. Benun and Isaac Levy (the "Management Group" and such shares the "Management Shares") will be converted into the right to receive approximately $7.164 per share in cash (the "Management Cash Price") and (g) each outstanding employee or director stock option (the "Options") granted under the Company's 1997 Stock Plan (the "Stock Option Plan") other than certain non-vested employee Options will be canceled and the former holder thereof shall thereafter have the right to receive cash in an amount equal to the product of the number of shares of Happy Kids Common Stock previously subject to such option and the excess of the Cash Merger Price per share over the exercise price per share of such Option, reduced by applicable withholding taxes or other taxes required by law to be withheld. Each member of the Management Group has entered into a new employment agreement (collectively the "Employment Agreements") effective upon consummation of the Merger. Pursuant to their respective Employment Agreements, Jack M.

Benun, Mark J. Benun and Isaac M. Levy will serve as the President and Chief Executive Officer, Executive Vice President and Secretary, and Senior Vice President, respectively, of the Company. Each Employment Agreement (i) is for a term of three years and (ii) provides for certain payments to the executive upon his termination "without cause" (as defined in each Employment Agreements) or his resignation for "good reason" (as defined in each Employment Agreement). In addition, the Employment Agreements provide for the payment of annual bonuses to the members of the Management Group in an aggregate amount of up to $9.5 million, based upon the Company's achievement of certain financial targets for fiscal years 1999 and 2000 and 2001 and stock option grants in fiscal 2001 representing, in the aggregate, up to 3% of the shares of common stock of the Surviving Corporation outstanding immediately after the Effective Time contingent upon the Company's achievement of certain financial targets in fiscal year 2001.

   Persons purporting to be public shareholders of the Company brought actions, denominated as class actions on behalf of public shareholders of the Company, challenging the transaction originally proposed by HIG and described in the Company's press release of July 12, 1999 pursuant to which public shareholders of the Company were offered $11.50 per share (as opposed to the $12.00 now offered) before the transaction was considered by a special committee of independent directors (the "Special Committee"). The defendants in these actions, including the Company, HIG, Messrs. Jack and Mark Benun, Issac Levy, Andrew Glasgow, another director of the Company, and the Special Committee, have agreed to the consolidation of these actions and to accept service of any consolidated amended complaint that the plaintiffs may choose to file on the basis of the transaction recommended by the Special Committee and described below. The defendants believe that they would have meritorious defenses to any such claims and intended to defend against them vigorously.

   Any shares of Happy Kids Common Stock held in the Company's treasury (the "Excluded Shares") will be canceled and retired. The effective time of the Merger will be the date and time of the filing of the Certificate of Merger with the Secretary of State of New York in accordance with the BCL (the "Effective Time"), which is scheduled to occur as soon as practicable after the satisfaction of certain closing conditions. See "Special Factors-- Interests of Certain Persons in the Merger" and "Certain Provisions of the Merger Agreement--Treatment of Securities in the Merger."

   A copy of the Merger Agreement is included as Annex A hereto. The summaries of the portions of the Merger Agreement set forth in this Proxy Statement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the text of the Merger Agreement.

   Since the Company's common stock is designated as a national market system security on the NASDAQ National Market, pursuant to Section 910 of the BCL, dissenter's rights will not be available to shareholders of the Company. Accordingly, although a shareholder who objects to the Merger may vote against its adoption, since the members of the Management Group have indicated that they will vote in favor of the Merger, the approval by shareholders is assured and an objecting shareholder's only available alternative may be limited to selling the shareholder's common stock before the Merger takes place.

   The affirmative vote of the holders of two-thirds of the issued and outstanding shares of Happy Kids Common Stock entitled to vote thereon is required to adopt the Merger Agreement. Only holders of record of shares of
Happy Kids Common Stock at the close of business on   , 1999 (the "Record
Date") are entitled to notice of and to vote at the Special Meeting and any and all adjournments and postponements thereof. The Management Group, as shareholders of Happy Kids, have entered into a Support Agreement, dated as of September 17, 1999, with Merger Sub (the "Support Agreement"), pursuant to which each such shareholder appointed certain persons designated by Merger Sub as his proxy to, among other things, vote his shares of Happy Kids Common Stock (including shares issuable upon exercise of Options prior to the Effective Time) in favor of the Merger Agreement. In addition, pursuant to the Support Agreement, each member of the Management Group has agreed, jointly and severally, to pay Merger Sub $1.5 million (the "Management Termination Fee") in the event that the Merger Agreement is terminated for any reason that results in the payment of a termination fee by the Company to Merger Sub. If, within twelve months following any termination for which a Management Termination Fee has been paid by the Management Group, any member of the Management Group sells all or any portion of the Happy Kids Common Stock held by him to any person other than Merger Sub or an affiliate of Merger Sub, then the Management Group shall be jointly and severally liable to Merger Sub for the payment of a fee equal to the product of (i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction multiplied by
(iii) the excess of (a) the price per share to be received plus any other consideration to be received by members of the Management Group over (b) $7.164.

  As of September 17, 1999, the shares of Happy Kids Common Stock held by members of the Management Group represented approximately 74.69% of the outstanding shares of Happy Kids Common Stock. Accordingly, the Merger Agreement is expected to be approved at the Special Meeting regardless of how the other shareholders vote. Jack M. Benun, Mark J. Benun and Isaac Levy own, respectively, 372,023, 372,023 and 131,302 Rollover Shares, which represent approximately 3.59%, 3.59% and 1.27% of the outstanding shares of Happy Kids Common Stock and which will represent approximately 10.03%, 10.03% and 3.54%, respectively, of the Surviving Corporation Common Stock immediately after the Effective Time. See "Special Factors--Interests of Certain Persons in the Merger."

   THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. See "Special Factors-- Interests of Certain Persons in the Merger," regarding potential conflicts of interest for members of the Board of Directors.

   This Proxy Statement is first being mailed to the Company's shareholders on
or about October    , 1999.

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

            THE DATE OF THIS PROXY STATEMENT IS OCTOBER    , 1999.

   NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, MERGER SUB OR HIG. THE DELIVERY OF THIS PROXY STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR IN ANY DOCUMENT INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATE OF SUCH DOCUMENT, AS THE CASE MAY BE, OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE DATE OF SUCH DOCUMENT, AS THE CASE MAY BE. THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY FROM ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION.

                                    SUMMARY

   The following is a brief summary of certain information contained elsewhere in this Proxy Statement. This summary is not intended to be a complete description of the matters covered in this Proxy Statement and is subject to and qualified in its entirety by reference to the more detailed information contained elsewhere or incorporated by reference in this Proxy Statement, including the Annexes hereto. Shareholders are urged to read and consider carefully this entire Proxy Statement, including the Annexes.

The Parties to the Merger

   Happy Kids. Happy Kids' principal executive offices are located at 100 West 33rd Street, Suite 1100, New York, New York 10001 (Telephone: (212) 695-1151). For additional information regarding Happy Kids and its business, see "Selected Historical Consolidated Financial Information" and "Incorporation of Certain Documents by Reference."

   Merger Sub and HIG-HK. Merger Sub was recently incorporated under the laws of the State of New York by HIG for the purpose of consummating the Merger. As of the date hereof, Merger Sub has not owned any assets and Merger Sub will have no assets as of the Effective Time. All of the issued and outstanding common stock of Merger Sub is owned by HIG-HK, an affiliate of HIG. HIG is a Delaware limited liability company principally engaged in the business of investing in companies. The address of the principal executive offices of each of Merger Sub and HIG is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. See "Merger Sub and HIG-HK."

The Special Meeting

   The Special Meeting will be held at    a.m., local time, on     1999 at
    . At the Special Meeting, shareholders of Happy Kids (a) will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby and (b) will transact such other business as may properly come before the Special Meeting. The Board of Directors has fixed the Record Date as the date for the determination of shareholders entitled to notice of and to vote at the Special Meeting and any and all adjournments and postponements thereof. As of the Record Date, there
were     shares of Happy Kids Common Stock issued and outstanding and entitled to vote at the Special Meeting.

   Adoption of the Merger Agreement requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Happy Kids Common Stock entitled to vote at the Special Meeting. As of the Record Date, the directors and executive officers of Happy Kids were the beneficial owners of 7,895,026 shares of Happy Kids Common Stock (including shares of Happy Kids Common Stock issuable upon the exercise of Options prior to the Effective
Time) of which     shares were issued and outstanding, constituting   % of the
outstanding shares of Happy Kids Common Stock. The directors and executive officers of Happy Kids have indicated that they intend to vote such shares in favor of the approval and adoption of the Merger Agreement. The collective vote, of the shares of Happy Kids Common Stock held by the directors and executive officers is sufficient to approve and adopt the Merger Agreement. In addition, Jack M. Benun, Mark J. Benun and Isaac Levy have entered into the Support Agreement pursuant to which they agreed with Merger Sub to vote in favor of the Merger Agreement. Members of the Management Group beneficially own an aggregate of 7,750,000 shares of Happy Kids Common Stock (including shares of Happy Kids Common Stock issuable upon the exercise of Options prior to the Effective Time) of which 7,750,000 shares, constituting approximately 74.69% of the outstanding Happy Kids Common Stock, are outstanding as of September 17, 1999. The total number of outstanding shares of Happy Kids Common Stock that either are held by the directors and officers of Happy Kids or are subject to the Support Agreement is 7,895,026, or approximately 76.09% of the outstanding shares of Happy Kids Common Stock. Pursuant to the Support Agreement, each member of the Management Group has agreed, jointly and severally, to pay Merger Sub $1.5 million (the "Management Termination Fee") in the event that the Merger Agreement is terminated for any reason that results in the payment of a termination fee by the Company to Merger Sub. If, within twelve months following any termination for which a Management

Termination Fee has been paid by the Management Group, any member of the Management Group sells all or any portion of the Happy Kids Common Stock held by him to any person other than Merger Sub or an affiliate of Merger Sub, then the Management Group shall be jointly and severally liable to Merger Sub for the payment of a fee equal to the product of (i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction multiplied by (iii) the excess of (a) the price per share to be received plus any other consideration to be received by members of the Management Group over (b) $7.164. See "Special Factors-- Interests of Certain Persons in the Merger--Support Agreement, for a discussion of potential conflicts of interest of members of the Board of Directors."

Reasons for the Merger

   The Board of Directors of Happy Kids upon recommendation of the Special Committee, which was formed to consider and evaluate the proposed Merger, has unanimously approved the Merger Agreement and has determined, in its opinion, that the Merger Agreement is fair to and in the best interests of Happy Kids' shareholders (other than the holders of Management Shares and Rollover Shares as to which it expresses no opinion). This determination was based on, among other things, the following material factors: a comparison of the risks and benefits of the Merger against the risks and benefits of the Company continuing as an independent entity; the Cash Merger Price of $12.00 per share of the Happy Kids Common Stock (other than Rollover Shares, Management Shares and Excluded Shares), which represents a premium over recent historical price levels; the written opinion dated September 15, 1999 of CIBC to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the Cash Merger Price to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion); and the terms and conditions of the Merger Agreement. See "Special Factors--Reasons for the Merger; Recommendations of the Board of Directors and --Interest of Certain Persons in the Merger."

Terms of the Merger

   General. At the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation. Also at the Effective Time, the current directors of the Company will be replaced by the directors of Merger Sub, and a majority of the directors of the Surviving Corporation will be designees of HIG-HK. Jack M. Benun, Mark J. Benun, Isaac Levy and Andrew Glasgow will each upon consummation of the Merger become a director of the Surviving Corporation. All members of the Company's current management will continue as such immediately after the Effective Time. See "Certain Provisions of the Merger Agreement--Board of Directors and Officers of the Surviving Corporation" and "Directors and Executive Officers of the Surviving Corporation."

   Cash Merger Price and Management Cash Price. At the Effective Time, each share of Happy Kids Common Stock held by the Company's shareholders (other than the Management Shares, Rollover Shares and Excluded Shares) will be converted into the right to receive the Cash Merger Price and each Management Share will be converted into the right to receive the Management Cash Price. No interest will be paid or accrued on the Cash Merger Price or the Management Cash Price.

   Payment of Cash Merger Price and Management Cash Price. The Cash Merger Price and the Management Cash Price will be paid after the Effective Time, promptly, and in any case no later than three business days following receipt by an exchange agent selected by Merger Sub (the "Exchange Agent") of certificates which, immediately prior to the Effective Time represented, the shares of Happy Kids Common Stock exchangeable therefor. At the Effective Time, Merger Sub will deposit, or otherwise take all steps necessary to cause to be deposited, in trust with the Exchange Agent for the benefit of the holders of shares of Happy Kids Common Stock, the funds necessary to pay the Cash Merger Price and the Management Cash Price for each share payable pursuant to the terms of the Merger Agreement. Promptly, but in any event no later than three business days following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each record holder of Happy Kids Common Stock a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing Happy Kids Common Stock shall pass, only upon proper delivery of the certificates to the Exchange Agent and which shall provide instructions for use in surrendering certificates to the Exchange Agent for exchange into the Cash Merger Price and the Management Cash Price. Shareholders should not forward stock certificates to the Exchange Agent until they have received transmittal forms. Certificates should not be returned with the enclosed proxy cards.

   Rollover Shares. At the Effective Time, the Rollover Shares will be converted on a share-for-share basis into shares of Surviving Corporation Common Stock. The Rollover Shares will represent approximately 23.61% of the total outstanding shares of Surviving Corporation Common Stock. Jack M. Benun (Chairman, Chief Executive Officer and President of Happy Kids), Mark J. Benun (Director, Executive Vice President, Secretary of Happy Kids) and Isaac Levy (Director and Senior Vice President of Happy Kids) own, respectively, 372,023, 372,023 and 131,302 Rollover Shares, which represent approximately 3.59%, 3.59% and 1.27%, respectively, of the outstanding shares of Happy Kids Common Stock and which will represent approximately 10.03%, 10.03% and 3.54%, respectively, of the total outstanding shares of Surviving Corporation Common Stock immediately after the Effective Time. See "Special Factors--Interests of Certain Persons in the Merger--Retention of Rollover Shares" and "Certain Provisions of the Merger Agreement--Treatment of Securities in the Merger."

   Excluded Shares. At the Effective Time, the Excluded Shares will be canceled and retired without payment of any consideration therefor.

   Issuance of Surviving Corporation Common Stock to HIG-HK. At the Effective Time, the issued and outstanding shares of Merger Sub will be converted into 2,832,183 shares of Surviving Corporation Common Stock, representing approximately 76.39% of the total outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time.

   Payment for Options. Immediately prior to the Effective Time, each holder of a then-outstanding Option under the Stock Option Plan, other than certain non-vested employee Options, will be entitled to receive in settlement of such Option a cash payment (the "Option Consideration") from the Company equal to the product of (i) the excess of the Cash Merger Price over the exercise price of each such Option and (ii) the number of shares of Happy Kids Common Stock previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes).

Effective Time

   The Effective Time of the Merger will be the date and time of the filing of the Certificate of Merger with the Secretary of State of New York in accordance with the BCL, which is scheduled to occur as soon as practicable after the satisfaction of certain closing conditions. Either Merger Sub or the Company may terminate the Merger Agreement should the Merger not be consummated by February 15, 2000 provided, that neither party may terminate the Merger Agreement due to such failure if prior to such date that party had materially breached the Merger Agreement. See "Certain Provisions of the Merger Agreement--Conditions to the Consummation of the Merger" and "-- Termination; Effects of Termination."

Financing Arrangements

   Financing of the Merger will require approximately $100.8 million to pay the Cash Merger Price and the Management Cash Price, to pay the value of the Options, to refinance certain existing indebtedness of Happy Kids and its subsidiaries (the "Refinancing"), to repay the Company's 5.7% promissory notes (the "Notes") in aggregate principal amount of $5.57 million, which notes are held by members of the Management Group, and to pay the estimated fees and expenses in connection with the Merger and such financing. These funds are expected to be provided through (a) a $10 million senior subordinated loan (which may, at the option of the lenders, take the form of senior subordinated notes issued by the Company) (the "Senior Subordinated Loan"), (b) drawings of up to $10.5 million under the Revolver (defined below), (c) a senior secured term loan facility of $60 million (the "Term Loan" and, together with the Revolver, the "Senior Secured Facility") and (d) equity financing provided by HIG-HK in the amount of approximately $20.3 million through the purchase of the common stock of Merger Sub. HIG has obtained financing letters (each a "Commitment Letter") from certain affiliates of Deutsche Bank, namely Bankers Trust Company ("BT") and Bankers Trust Corporation ("BTC"), with respect to the terms and conditions of the financing to be provided by each entity. Merger Sub's obligation to consummate the Merger is conditioned upon Merger Sub having received the proceeds of the financing described above on the terms and conditions described in the Commitment Letters. Each Commitment Letter expires in accordance with its terms if the Merger is not consummated on or prior to December 15, 1999.

   Revolving Credit Facility. Pursuant to a Commitment Letter obtained by HIG from BT, BT has committed to provide and arrange, subject to the terms and conditions provided therein, a senior secured revolving credit facility (the "Revolver") of up to $50 million to be used by Happy Kids to effectuate the Merger and for its working capital purposes and other corporate purposes.

   Senior Secured Term Loan. Pursuant to the BT Commitment Letter, BT has committed to arrange, subject to the terms and conditions provided therein, a $60 million Term Loan to be used to finance the Merger and the Refinancing and to pay the fees and expenses incurred in connection therewith.

   Senior Subordinated Loan. Pursuant to the BTC Commitment Letter, BTC will provide to the Company the Senior Subordinated Loan (which may at the option of BTC take the form of senior subordinated notes issued by the Company) concurrently with the consummation of the Merger.

   Equity Investment. Pursuant to a commitment letter executed by HIG-HK in favor of Merger Sub, and on which the Company is entitled to rely, HIG-HK will make a cash contribution to Merger Sub at the Effective Time in an aggregate amount of approximately $20.3 million, which Merger Sub will then contribute by operation of law to Happy Kids immediately following the Merger.

   The total equity investment in the Surviving Corporation after the Effective Time will be approximately $26.575 million, consisting of (a) approximately $20.3 million of Surviving Corporation Common Stock, in the form of approximately $20.3 million contributed by HIG through Merger Sub and (b) the approximately $6.275 million value of the Rollover Shares.

   For a summary of certain terms of the Revolver, the Term Loan and the Senior Subordinated Loan, and a discussion of the sources of funds for the financing of the Merger, see "Financing of the Merger."

Interests of Certain Persons in the Merger

   In considering the recommendation of the Company's Board of Directors that shareholders vote in favor of the Merger Agreement, shareholders should be aware that certain members of Happy Kids's management and Board of Directors have interests in the Merger that are in addition to, and may be deemed to be in conflict with, the interests of the shareholders of Happy Kids generally. These interests include (a) benefits under certain employment agreements to be executed by the Company, on the one hand, and by each member of the Management Group on the other hand, (b) the retention by members of the Management Group of the Rollover Shares; (c) the cash settlement of Options pursuant to the terms of the Merger Agreement; (d) indemnification of officers and directors
(e) the repayment of the Notes which Notes are held by members of the Management Group and (f) certain other matters. Each member of the Management Group has entered into the Support Agreement, dated September 17, 1999, with Merger Sub pursuant to which they have agreed to vote their shares of Happy Kids Common Stock in favor of the Merger and have appointed certain persons designated by Merger Sub as their proxies to vote their respective shares in favor of the Merger at the Special Meeting. In addition, each member of the Management Group, pursuant to the Support Agreement will be jointly and severally liable to Merger Sub for a fee of $1.5 million if the Merger Agreement is terminated for any reason that results in the payment of a termination fee by the Company under the Merger Agreement. If within 12 months of such termination, any member of the Management Group sells all or any portion of the Happy Kids Common Stock held by him to any person other than Merger Sub or an affiliate of Merger Sub, then the Management Group shall be jointly and severally liable to Merger Sub for the payment of a fee equal to
(i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction, multiplied by (iii) the excess of (a) the price per share to be received, plus any other consideration to be received by members of the Management Group over (b) $7.164.

   Jack M. Benun, President, Chief Executive Officer, and Chairman of the Company's Board, owns 372,023 Rollover Shares, which represent approximately 3.59% of the outstanding shares of Happy Kids Common Stock and which will represent approximately 10.03% of the outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time. Mark J. Benun, Executive Vice President, Secretary and Director of the Company, owns 372,023 Rollover Shares which represent approximately 3.59% of the outstanding shares of Happy Kids Common Stock and which will represent approximately 10.03% of the outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time. Isaac M. Levy, Vice President and Director of the Company, owns 131,302 Rollover Shares which represent approximately 1.27% of the outstanding shares of Happy Kids Common Stock and which will represent approximately 3.54% of the outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time.

   Stephen Kahn and Marvin Azrak, each a member of the Special Committee, have received from the Company a fee of $25,000 as compensation for their service as committee members. See "Special Factors--Interests of Certain Persons in the Merger," for a discussion of potential conflicts of interest of certain members of the Board of Directors.

Recommendation of the Board

   The Board of Directors of the Company unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has determined that the Merger Agreement is fair to, and in the best interests of, the shareholders of the Company (other than holders of Management Shares and Rollover Shares, as to which it expresses no opinion) and recommends that the shareholders vote FOR the approval and adoption of the Merger Agreement. For a discussion of the factors considered by the Board in reaching its recommendation and determination, see "Special Factors--Reasons for the Merger; Recommendation of the Board of Directors."

   Persons purporting to be public shareholders of the Company brought actions, denominated as class actions on behalf of public shareholders of the Company, challenging the transaction originally proposed by HIG and described in the Company's press release of July 12, 1999 pursuant to which public shareholders of the Company were offered $11.50 per share (as opposed to the $12.00 now offered) before the transaction was considered by the Special Committee. The defendants in these actions, including the Company, HIG, Messrs. Jack and Mark Benun, Isaac Levy, Andrew Glasgow, another director of the Company, and the Special Committee, have agreed to the consolidation of these actions and to accept service of any consolidated amended complaint that the plaintiffs may choose to file on the basis of the transaction recommended by the Special Committee and described below. The defendants believe that they would have meritorious defenses to any such claims and intended to defend against them vigorously.

Opinion of the Special Committee's Financial Advisor

   In connection with the Merger, the Special Committee received a written opinion from CIBC as to the fairness, from a financial point of view and as of the date of the opinion, of the Cash Merger Price to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). CIBC's written opinion dated September 15, 1999 is attached to this Proxy Statement as Annex
B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by CIBC in providing its opinion. CIBC's opinion is addressed to the Special Committee and does not constitute a recommendation to any shareholder with respect to any matter relating to the proposed Merger. See "Special Factors--Opinion of the Special Committee's Financial Advisor."

Conditions to Consummation of the Merger

   Consummation of the Merger is subject to various conditions, including among other matters: (a) approval of the Merger Agreement and the transactions contemplated thereby by the holders of two-thirds of the issued and outstanding shares of Happy Kids Common Stock entitled to vote thereon;
(b) the absence of any United States federal or state statute, rule or regulation enacted or promulgated after the date of the Merger Agreement that would materially impair the ability of Merger Sub to consummate the transaction; (c) the representations and warranties of the Company and of Merger Sub being true and correct as of the Closing Date (except where the failure to be true and correct does not have a material adverse effect on the Company or Merger Sub, as applicable); (d) performance by the Company and Merger Sub of all their respective obligations under the Merger Agreement in all material respects; (e) receipt of all consents and approvals necessary to permit consummation of the Merger, (f) absence of any order, decree or ruling prohibiting the consummation of the Merger, prohibiting or limiting the ownership or operation by the Company or any of its Subsidiaries of any material portion of its assets or business or imposing limitations on the ability of Merger Sub to acquire or hold, or exercise full rights in respect of, any shares of Happy Kids Common Stock; (g) receipt of the funding contemplated by the Financing Letters; (h) the occurrence of any event which has a material adverse effect on the Company; (i) the cancellation of all Options (other than certain non-vested employee Options and there shall not be any other plan, program or arrangement which obligates the Company or the Surviving Corporation to issue any equity securities or any securities with equity-like features) (j) payment by the Surviving Corporation of the Notes, which Notes are held by members of the Management Group; and (k) satisfaction of certain other customary conditions. See "Certain Provisions of the Merger Agreement--Conditions to the Consummation of the Merger."

Certain Related Agreements

   For a summary of certain terms of agreements entered into in connection with the Merger, including the Shareholders Agreement (as hereinafter defined) and the Employment Agreements, see "Special Factors--Certain Related Agreements" and "Interests of Certain Persons in the Merger" for a discussion of potential conflicts of interest of certain members of the Board of Directors.

Certain Effects of the Merger

   If the Merger is consummated, the Company's shareholders (other than the holders of the Management Shares, the Rollover Shares and the Excluded Shares) will have the right to receive $12.00 in cash, without interest, for each share of Happy Kids Common Stock held by such shareholders immediately prior to the Effective Time. The members of the Management Group will have the right to receive $7.164 in cash, without interest, for each Management Share held immediately prior to the Effective Time. Such persons will have the right to receive, on a share-for-share basis, shares of Surviving Corporation Common Stock in exchange for the Rollover Shares. As a result of the Merger, the Company's shareholders (other than the members of the Management Group) will cease to have any ownership interest in Happy Kids and will cease to participate in future earnings and growth, if any, of Happy Kids. Moreover, if the Merger is consummated, public trading of the Happy Kids Common Stock will cease, the Happy Kids Common Stock will cease to be quoted on the NASDAQ National Market, the registration of the Happy Kids Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated, and the Company will cease filing reports with the Securities and Exchange Commission (the "Commission").

   Immediately following the Merger, approximately 76.39% of the outstanding shares of Surviving Corporation Common Stock will be owned by HIG-HK and the remaining 23.61% will be owned by members of the Management Group. See "Special Factors--Interests of Certain Persons in the Merger" and "Certain Provisions of the Merger Agreement--Treatment of Securities in the Merger."

   The Merger Agreement provides that at the Effective Time the current directors of the Company will be replaced by the directors of Merger Sub. A majority of the directors of the Surviving Corporation will be designees of HIG-HK. Jack M. Benun, Mark J. Benun, Isaac M. Levy and Andrew Glasgow will each, upon consummation of the Merger, become a director of the Surviving Corporation. All members of the Company's current management will continue as such immediately after the Effective Time. See "Directors and Executive Officers of the Surviving Corporation."

   Upon consummation of the Merger, the Surviving Corporation expects to refinance certain existing indebtedness of Happy Kids. See "Financing of the Merger."

   It is currently anticipated that the Surviving Corporation will be operated after the Merger in a manner substantially the same as Happy Kids's current operations.

Accounting Treatment of Transaction

   The Company intends that the Merger be accounted for as a recapitalization. If the Merger is accounted for as a recapitalization, the historical basis of Happy Kids assets and liabilities will not be impacted by the Merger and the transactions contemplated thereby. Pursuant to the terms of the Merger Agreement, the consummation of the Merger is not conditioned upon the transaction being accounted for as a recapitalization.

Certain Federal Income Tax Consequences of the Merger

   The receipt of cash for Happy Kids Common Stock in the Merger will be a taxable transaction for federal income tax purposes. See "Special Factors-- Certain Federal Income Tax Consequences of the Merger."

Termination; Fees and Expenses

   The Merger Agreement may be terminated at any time prior to the Effective Time upon the occurrence of certain events or if the Merger is not consummated by February 15, 2000. In the event that the Merger Agreement is terminated due to the material breach of the agreement by Merger Sub, which breach remains uncured twenty days after written notice to Merger Sub, or if the Merger Agreement is terminated due to the failure of the transactions contemplated thereby to be consummated on or before February 15, 2000 and such termination is based at least in part upon a material breach of the Merger Agreement by Merger Sub, then the Company shall be entitled to reimbursement from the Merger Sub of all reasonable out-of-pocket expenses and fees incurred by the Company prior to the termination of the Merger Agreement in connection with the transactions contemplated thereby. In the event that the Merger Agreement is terminated (i) due to the material breach of the agreement by the Company,
(ii) due to the failure of the transactions contemplated by the Merger Agreement to be consummated on or before February 15, 2000 based at least in part upon a material breach of the Merger Agreement by the Company or (iii) under certain circumstances generally related to the presence of an Acquisition Proposal, or withdrawal by the Board of Directors or modification in a manner adverse to Merger Sub of its approval or recommendation of the Merger Agreement or the Merger, the Company may be obligated to pay to Merger Sub a fee of $4.0 million, without additional reimbursement for fees and expenses. See "Certain Provisions of the Merger Agreement--Termination; Effects of Termination."

Dissenter's Rights

   Since the Company's common stock is designated as a national market system security on the NASDAQ National Market, pursuant to Section 910 of the BCL, dissenter's rights will not be available to shareholders of the Company. Accordingly, although a shareholder who objects to the Merger may vote against its adoption, since the members of the Management Group have indicated that they will vote in favor of the Merger, the approval by shareholders is assured and an objecting shareholder's only available alternative may be limited to selling the shareholder's common stock before the Merger takes place.

Market Prices; Dividends

   Happy Kids Common Stock is quoted on the Nasdaq National Market under the symbol "HKID." On September 17, 1999, the last trading day prior to the public announcement that Happy Kids and Merger Sub had executed the Merger Agreement, the high and low sale prices per share of Happy Kids Common Stock as reported on the Nasdaq National Market were $10.50 and $10.3125, respectively.

   The following table sets forth the high and low sale prices per share of Happy Kids Common Stock on the Nasdaq National Market with respect to each quarterly period since the Second Quarter of fiscal year 1998.

                                                                   High   Low
                                                                  ------ ------
FISCAL 1998
  Second Quarter (April 1-June 30)............................... $14.75 $10.50
  Third Quarter (July 1-September 30)............................ $14.25 $ 7.38
  Fourth Quarter (October 1-December 31)......................... $14.00 $ 6.75
FISCAL 1999
  First Quarter (January 1-March 31)............................. $14.25 $ 8.82
  Second Quarter (April 1-June 30)............................... $14.88 $ 7.00
  Third Quarter (July 1-September 30)............................ $11.06 $ 8.75

   Consistent with past practice, the Company has no present intention of paying cash dividends on its common stock in the foreseeable future. In addition, the payment of dividends by the Company is subject to certain restrictions under the Company's existing credit agreements, which will be refinanced in connection with the Merger. Under the Merger Agreement, the Company has agreed not to pay any dividends on the Happy Kids Common Stock prior to the Effective Time. Pursuant to the terms of the agreements contemplated by the Financing Letters, the Surviving Corporation's ability to pay certain dividends will be restricted. See "Market Prices and Dividends."

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

   The following selected consolidated financial data of Happy Kids Inc. at December 31, 1998 and as of and for each of the four years in the period ending December 31, 1998 is derived from the Happy Kids Inc. audited financial statements and are incorporated by reference to this proxy statement. The selected statement of operations and balance sheet as of and for the year ended December 31, 1994 have been derived from the audited Consolidated Financial Statements of the Company not incorporated by reference herein. The selected consolidated financial data of Happy Kids Inc. as of and for the six months ended June 30, 1999 and 1998 has been derived from unaudited consolidated financial statements of Happy Kids Inc. incorporated by reference in this proxy statement. In the opinion of Happy Kids Inc. management, the six month financial data includes all necessary adjustments for a fair presentation of that data in conformity with generally accepted accounting standards. See the consolidated financial statements of the Company and notes appearing elsewhere in this Proxy Statement.

                                                                       Six Months
                                         Year ended                       Ended
                         ------------------------------------------- ---------------
                                                                      June    June
                                                                       30,     30,
                          1994    1995      1996     1997     1998    1998    1999
                         ------- -------  -------- -------- -------- ------- -------
                                  (In thousands, except per share amounts)
                                                                       (Unaudited)
Statement of Operations
 Data
  Net Sales............. $74,520 $79,828  $ 90,723 $106,673 $154,559 $67,728 $83,303
  Gross Profit..........  15,276  14,792    20,837   26,925   40,763  17,176  22,122
  Operating Expenses....  12,320  14,816    15,370   18,457   22,449  10,581  13,932
                         ------- -------  -------- -------- -------- ------- -------
  Operating income
   (loss)...............   2,956     (24)    5,467    8,468   18,314   6,595   8,190
  Interest expense,
   net..................   1,631   2,375     2,980    3,803    2,077   1,318     578
                         ------- -------  -------- -------- -------- ------- -------
  Income (loss) before
   pro forma income
   taxes................   1,325  (2,399)    2,487    4,665   16,237   5,277   7,612
  Pro forma net
   income(1)............ $   703 $(1,463) $ 11,497 $  2,704 $  9,580 $ 4,905 $ 4,415
                         ======= =======  ======== ======== ======== ======= =======
  Pro forma basic net
   income per share..... $  0.09 $ (0.19) $   0.19 $   0.35 $   1.00 $  0.55 $  0.43
                         ======= =======  ======== ======== ======== ======= =======
  Pro forma diluted net
   income per share..... $  0.09 $ (0.19) $   0.19 $   0.35 $   0.99 $  0.55 $  0.43
                         ======= =======  ======== ======== ======== ======= =======
  Pro forma weighted
   average shares
   outstanding--basic...   7,750   7,750     7,750    7,750    9,625   8,976  10,322
                         ======= =======  ======== ======== ======== ======= =======
  Pro forma weighted
   average shares
   outstanding--
   diluted..............   7,750   7,750     7,750    7,750    9,637   8,985  10,356
                         ======= =======  ======== ======== ======== ======= =======

                                      December 31,
                         ---------------------------------------
                                                                 June 30, June 30,
                          1994    1995    1996    1997    1998     1998     1999
                         ------- ------- ------- ------- ------- -------- --------
                                                                    (Unaudited)
Balance Sheet Data:
  Working Capital....... $ 5,942 $ 3,260 $ 5,228 $ 6,419 $36,295 $30,002  $35,629
  Total Assets..........  27,570  33,568  33,986  44,952  50,452  49,090   67,614
  Due to bank...........  14,435  21,340  19,732  24,863   3,753   3,780   11,995
  Due to shareholders...   1,200   1,500   1,560   1,400   5,719   5,888    5,570
  Capital Lease
   obligations..........      14      52     123      68      27      44      --
  Shareholders' Equity..   6,135   3,848   5,573   6,644  32,531  25,802   37,946

--------
(1) Prior to April 2, 1998, the Company had operated as an S Corporation for federal and New York state income tax purposes since 1988. Two of the wholly-owned subsidiaries are C Corporations and, accordingly, have been taxed at the appropriate corporate federal and state tax rates. The historical Consolidated Financial Statements do not include a provision for federal and state income taxes for such periods for those subsidiaries which had elected to be treated as S Corporations. A provision for state income taxes has been made for those states not recognizing S Corporation status. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands; except per share data)

   The accompanying unaudited pro forma condensed consolidated income statement for the year ended December 31, 1998 and for the six months ended June 30, 1999 have been prepared to give effect to acquisition of certain assets of D. Glasgow & Sons, Inc. ("Glasgow"), in each case, as if it had occurred on January 1, 1998 and January 1, 1999, respectively. The acquisition of Glasgow was completed on April 13, 1999 and was accounted for under the purchase method of accounting.

   All adjustments necessary to fairly present this pro forma condensed consolidated financial information have been made based on available information and assumptions which, in the opinion of management, are reasonable. All such pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information is based upon and should be read in conjunction with, the historical consolidated financial statements of the Company and the notes thereto incorporated by reference to this Proxy Statement. The pro forma condensed consolidated financial statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the acquisition of Glasgow and the other adjustments described below in fact occurred as of such dates or to project the Company's results of operations or financial condition for any future period or as of any date. In addition, there can be no assurance that the assumptions used in the preparation of the pro forma condensed consolidated financial statements will prove to be correct.

                              UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        (in thousands, except per share)

                                      Year Ended December 31, 1998
                              ------------------------------------------------
                                                                    Pro Forma
                              Happy Kids  Glasgow                  Happy Kids
                              Historical Historical Adjustments    and Glasgow
                              ---------- ---------- -----------    -----------
Net sales....................  $154,559   $29,756                   $184,315
Cost of goods sold...........   113,796    23,991                    137,787
                               --------   -------                   --------
Gross profit.................    40,763     5,765                     46,528
                               --------   -------                   --------
Operating expenses...........    22,449     5,142     $   248 a       27,839
                               --------   -------     -------       --------
Operating earnings...........    18,314       623        (248)        18,689
                               --------   -------     -------       --------
Interest expense, net........     2,077     1,039         546 b        3,662
                               --------   -------     -------       --------
Income (loss) before income
 taxes.......................    16,237      (416)       (794)        15,027
                               --------   -------     -------       --------
Income taxes (benefit).......     4,603                 1,558 c, d     6,161
                               --------   -------     -------       --------
Net income (loss)............  $ 11,634   $  (416)    $(2,352)      $  8,866
                               ========   =======     =======       ========
Basic net income per share...  $   1.21                             $   0.91
                               ========                             ========
Weighted average shares
 outstanding-basic...........     9,625                    96 e        9,721
                               ========               =======       ========
Diluted net income per
 share.......................  $   1.21                             $   0.91
                               ========                             ========
Weighted average shares
 outstanding-diluted.........     9,637                    96 e        9,733
                               ========               =======       ========

                              UNAUDITED PRO FORMA
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                        Six Months Ended June 30, 1999
                         ---------------------------------------------------------------
                                                                              Pro Forma
                                                   Pro Forma                  Adjusted
                         Happy Kids    Glasgow    Happy Kids                 Happy Kids
                         Historical Historical(1) and Glasgow Adjustments    and Glasgow
                         ---------- ------------- ----------- -----------    -----------
Net sales...............  $83,303      $7,882       $91,185                    $91,185
Cost of goods sold......   61,181       5,905        67,086                     67,086
                          -------      ------       -------                    -------
Gross profit............   22,122       1,977        24,099                     24,099
                          -------      ------       -------                    -------
Operating expenses:
Operating expenses......   13,932       1,356        15,288      $  95 a        15,383
                          -------      ------       -------      -----         -------
Operating earnings......    8,190         621         8,811        (95)          8,717
                          -------      ------       -------      -----         -------
Interest expense, net...      578         252           830        155 b           985
                          -------      ------       -------      -----         -------
Income before income
 taxes..................  $ 7,612         369       $ 7,981       (250)        $ 7,731
Provision for income
 taxes..................    3,197         --          3,197         50(c)(d)     3,247
                          -------      ------       -------      -----         -------
Net income..............  $ 4,415      $  369       $ 4,784      $(300)        $ 4,484
                          =======      ======       =======      =====         =======
Basic income per common
 share..................  $  0.43                   $  0.46                    $  0.43
                          =======                   =======                    =======
Weighted average common
 shares outstanding-
 basic..................   10,322                    10,322                     10,322
                          =======                   =======                    =======
Diluted income per
 common share...........  $  0.43                   $  0.46                    $  0.43
                          =======                   =======                    =======
Weighted average common
 shares outstanding-
 diluted................   10,356                    10,356                     10,356
                          =======                   =======                    =======

--------
(1) Glasgow historical amounts include the unaudited results of Glasgow for the period of January 1, 1999 through April 13, 1999.

             NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS

   The adjustments below were prepared based on data currently available and in some cases are based on estimates of approximations. It is possible that the actual amounts to be recorded may have an impact on the results of operations and the balance sheet different from that reflected in the accompanying pro forma unaudited condensed consolidated financial statements.

Statement of operations for the year ended December 31, 1998 and the six months ended June 30, 1999:

                                                Year Ended     Six Months Ended
                                             December 31, 1998  June 30, 1999
                                             ----------------- ----------------
(a)To record goodwill amortization based on
 a twenty-year life........................       $  248             $ 95
                                                  ======             ====
(b) To record interest on borrowings to
    finance cash payment to Glasgow and
    costs incurred in connection with the
    acquisition line of credit of $6.8
    million at 8%..........................       $  546             $155
                                                  ======             ====
(c) To record the tax effect of pro forma
    adjustments and record income tax
    expense as if Glasgow and Happy Kids
    had been subject to Federal and
    additional state and local income taxes
    which they were not subject to because
    they were S corporations...............       $1,558             $ 50
                                                  ======             ====
(d) Prior to April 2, 1998, the Company had
    operated as an S Corporation for
    federal and New York state income tax
    purposes since 1988. Two of the wholly-
    owned subsidiaries are C Corporations
    and, accordingly, have been taxed at
    the appropriate corporate federal and
    state tax rates. The historical
    Consolidated Financial Statements do
    not include a provision for federal and
    state income taxes for such periods for
    those subsidiaries which had elected to
    be treated as S Corporations. A
    provision for state income taxes has
    been made for those states not
    recognizing S Corporation status. Pro
    forma net income has been computed as
    if the Company had been fully subject
    to federal and state income taxes based
    on the tax laws in effect during the
    respective periods.
(e) Common stock
    Issuance of 95,693 shares of common
    stock in connection with the
    acquisition.

                              THE SPECIAL MEETING

General

   This Proxy Statement is being furnished to the holders of Happy Kids Common Stock in connection with the solicitation of proxies by the Board of Directors of Happy Kids from holders of the outstanding shares of Happy Kids Common
Stock for use at the Special Meeting of Shareholders to be held at     a.m.,
local time, on    , 1999 at       and any adjournments and postponements
thereof. At the Special Meeting, shareholders of Happy Kids (a) will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby and (b) will transact such other business as may properly come before the Special Meeting.

Record Date, Solicitation, and Revocability of Proxies

   The Board of Directors of the Company has fixed the Record Date as the date for determining the Happy Kids shareholders entitled to receive notice of and to vote at the Special Meeting and any adjournments or postponements thereof. Only holders of record of Happy Kids Common Stock as of the Record Date are entitled to notice of and to vote at the Special Meeting. As of the Record
Date, there were     shares of Happy Kids Common Stock issued, outstanding,
and held by    holders of record. Holders of Happy Kids Common Stock are
entitled to one vote on each matter considered and voted on at the Special Meeting for each share of Happy Kids Common Stock held of record at the close of business on the Record Date.

   Proxies in the form enclosed are being solicited by the Board of Directors of the Company. Shares of Happy Kids Common Stock represented by properly executed proxies, if such proxies are received in time and are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. Any holder of Happy Kids Common Stock who returns a signed proxy but fails to provide instructions as to the manner in which such holder's shares are to be voted will be deemed to have voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby.

   It is not anticipated that any matter other than the proposal to approve and adopt the Merger Agreement will be brought before the Special Meeting. If any other matter is properly presented at the Special Meeting for consideration, including, among other things, a motion to adjourn the Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy card and acting thereunder will have discretion to vote on such matter in accordance with their best judgment; provided, however, that no proxy that directs the shares represented thereby to be voted against the proposal to approve and adopt the Merger Agreement will be voted in favor of any adjournment of the Special Meeting for purposes other than the absence of a quorum.

   A shareholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting, by (a) giving written notice of revocation to the Secretary of the Company, (b) properly submitting to the Company a duly executed proxy bearing a later date, or (c) voting in person at the Special Meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to the Company as follows: Happy Kids Inc., 100 West 33rd Street, Suite 1100, New York, New York 10001, Attention: Corporate Secretary. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with the Company's Secretary or other person responsible for tabulating votes on behalf of the Company.

   The expense of soliciting proxies for the Special Meeting will be paid by the Company. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers, and employees of Happy Kids in person or by telephone, telegram, or other means of communication. Such directors, officers, and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Arrangements will be made with custodians, nominees, and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees, and fiduciaries, and Happy Kids will reimburse such custodians, nominees, and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith. In addition, Happy Kids has retained D.F. King & Co., Inc., a proxy solicitation organization, to assist
in the solicitation of proxies for the Special Meeting for a fee of $   , plus
reasonable out-of-pocket expenses.

Quorum; Required Vote

   Approval of the Merger Agreement and the transactions contemplated thereby requires the presence of a quorum and the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Happy Kids Common Stock entitled to vote thereon at the Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the issued and outstanding shares of Happy Kids Common Stock at the Special Meeting is necessary to constitute a quorum of the holders of Happy Kids Common Stock at the Special Meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum. However, because the proposal to approve and adopt the Merger Agreement requires the affirmative vote of two-thirds of the issued and outstanding shares of Happy Kids Common Stock, abstentions and broker non-votes will have the effect of a vote against the Merger Agreement and the transactions contemplated thereby in determining whether effective action has been taken. THE EFFECT ON APPROVAL AND ADOPTION OF THE MERGER AGREEMENT OF FAILING TO PROPERLY EXECUTE AND RETURN A PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL BE THE SAME AS VOTING AGAINST THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

   As of the Record Date, the directors and executive officers of Happy Kids
were the beneficial owners of     shares of Happy Kids Common Stock (including
shares of Happy Kids Common Stock issuable upon the exercise of Options prior
to the Effective Time) of which     shares were issued and outstanding,
constituting   % of the outstanding shares of Happy Kids Common Stock. The collective vote, of the shares of Happy Kids Common Stock held by the directors and executive officers is sufficient to approve and adopt the Merger Agreement. The directors and executive officers of Happy Kids have indicated that they intend to vote such shares in favor of the approval and adoption of the Merger Agreement. Jack M. Benun, President, Chief Executive Officer, and Chairman of the Company's Board, Mark J. Benun and Isaac Levy, each of whom are officers and directors of the Company, are principal shareholders of the Company, who beneficially own in the aggregate 7,750,000 shares of Happy Kids Common Stock (including shares of Happy Kids Common Stock issuable upon the exercise of Options prior to the Effective Time) of which 7,750,000 shares, constituting approximately 74.69% of the outstanding Happy Kids Common Stock, are outstanding as of September 16, 1999, have entered into the Support Agreement, pursuant to which each of them appointed certain persons designated by Merger Sub as his proxy to, among other things, vote his shares of Happy Kids Common Stock (including shares issuable upon exercise of Options prior to the Effective Time) in favor of the Merger Agreement. Accordingly, the Merger Agreement is expected to be approved at the Special Meeting regardless of how the other shareholders vote. See "Special Factors--Interests of Certain Persons in the Merger--Support Agreement."

                                SPECIAL FACTORS

Background of the Transaction

   Historically, the children's apparel industry has been highly fragmented and competitive. Recently, the industry has undergone significant consolidation, with companies with greater financial resources acquiring smaller companies and companies with less access to capital. Senior management of Happy Kids believed that the Company needed, among other things, access to additional resources in order to continue to compete effectively in the children's apparel industry by (i) taking advantage existing and future opportunities for growth through acquisitions and (ii) continuing to implement is business strategy, which calls for the development of a diversified portfolio of popular, established and well-recognized licensed properties and branded private label arrangements. In furtherance of this objective, senior management of the Company engaged BDO Seidman LLP ("BDO") on October 29, 1998. The Company instructed BDO to explore the possibility that the Company could raise the capital it needed through a secondary offering of Happy Kids Common Stock. Shortly thereafter, based upon its knowledge of the equity markets (including the current level of interest in apparel industry stocks) and its review of the Company's financial statements, BDO recommended to the Company that it explore other strategic alternatives including, without limitation, the sale or privatization of the Company.

   After considering BDO's suggestions, senior management of the Company determined that a private sale of the Company was an attractive alternative because (i) given the then existing state of the equity markets, particularly with respect to apparel industry stocks, a secondary offering was not a viable alternative for the Company, (ii) senior management believed that the cost of obtaining additional capital through the refinancing of the Company's existing credit facilities would be cost prohibitive and that the then existing state of the market for debt securities issued by apparel companies either would not support an issuance by the Company or would make such an issuance cost prohibitive for the Company and (iii) senior management believed that a private sale of the Company would provide the Company with access to resources to fulfill its business objectives and would provide liquidity to the Company's shareholders for their shares of Happy Kids Common Stock, which were at such time and remain, highly illiquid and volatile. The Company then requested that BDO explore the possibility of such a transaction. BDO identified a list of approximately 35 potential buyers, consisting of potential strategic buyers within the apparel industry and potential non-industry financial buyers. BDO contacted each of these potential buyers, each of whom was a potential financial buyer, including HIG and eight of these potential buyers subsequently executed confidentiality agreements with BDO. Five of those potential buyers were then furnished with a package containing information concerning the Company.

   On February 5, 1999, BDO was contacted by representatives of a potential financial buyer (the "First Potential Acquiror"), who expressed interest in acquiring the Company in a recapitalization transaction at a valuation of $12.75 per share to public shareholders and an aggregate of approximately $65 million to the Management Group following which the Company would be privately held. The existing senior management of the Company would be retained following the consummation of the transaction. On or about February 12, 1999, executives of the Company and the First Potential Acquiror met and negotiated the preliminary terms of the transaction. Soon thereafter, however, the First Potential Acquiror informed the Company that based upon the First Potential Acquiror's financial analysis of the Company and current market conditions for companies in the apparel industry it had reduced its initial valuation to $12.75 to the public shareholders and $7.00 to the members of the Management Group. Subsequently, the First Potential Acquiror indicated its intention to further reduce its valuation of the Company. Based upon their belief that the new valuation proposed by the First Potential Acquiror constituted an insufficient offer and that any subsequent offer made by the First Potential Acquiror would be insufficient as well and that the likelihood of consummating a transaction was uncertain, senior management decided to terminate discussions with the First Potential Acquiror.

   Thereafter, on March 3, 1999, representatives of HIG contacted BDO to express HIG's interest in acquiring the Company in a privatization transaction. The transaction contemplated by HIG included payment of cash consideration to equity holders of the Company, the refinancing of certain existing indebtedness of the Company (excluding the Notes, which Notes are held by members of the Management Group) and obtaining new financing and access to additional resources for use by the Company in making acquisitions and funding certain other capital expenditures.

   On April 8, 1999, representatives of a third potential financial buyer (the "Third Potential Acquiror") contacted BDO to express an interest in a recapitalization transaction following which the Company would be privately held. During their conversations with the Company, the representatives indicated that they would be interested in entering into negotiations to purchase the Company. However, the Third Potential Acquiror never provided a valuation at which it was willing to purchase the Company. After preliminary discussions, the parties mutually agreed to terminate discussions.

   Based on their review of the information previously provided by BDO, on May 12, 1999, HIG delivered to the Company a written proposal (the "HIG Proposal"), pursuant to which HIG offered to purchase the Company in a recapitalization transaction at a valuation of $12.75 per share to the public shareholders of the Company and approximately $7.71 per share to the Management Group, subject to, among other things, the satisfactory completion of due diligence. The HIG proposal contemplated that senior management of the Company would remain with the Company following consummation of the transaction. In connection therewith, each member of the Management Group would enter into a three-year employment agreement with the Company, which would provide for (i) cash bonus payments to the Management Group of up to an aggregate of approximately $5 million during the first two years of the contracts and (ii) stock option grants to the Management Group during the third year of the contracts representing up to an aggregate of 4% of the issued and outstanding Happy Kids Common Stock (determined as of the date of issuance of such options), exercisable at a price equal to the fair market value of the Happy Kids Common Stock immediately following closing of the transaction. In addition, the Company would adopt a stock option plan to enable non-shareholder management to acquire up to 5% of the Happy Kids Common Stock. Further, the HIG proposal provided that the members of the Management Group would be required to roll over a portion of their shares of Happy Kids Common Stock into the surviving corporation, which shares would represent, upon consummation of the transaction, 24% of the outstanding shares of the surviving corporation. The members of the Management Group and HIG each executed the HIG Proposal.

   In the weeks that followed the signing of the HIG Proposal, HIG and senior management of the Company continued discussions regarding the transaction and HIG began an extensive due diligence review of the Company. After HIG had completed preliminary due diligence, and based in part upon HIG's belief that the Company's anticipated revenues for the second quarter of 1999 would likely be materially below the Company's estimates, on June 30, 1999, HIG revised the HIG Proposal to take into account HIG's assessment of risk with respect to the transaction, certain concerns of HIG regarding the Company's ability to continue to execute its growth strategy and problems related to the integration of D. Glasgow & Sons, Inc. following the Company's acquisition of that company in April 1999.

   The revised HIG Proposal provided for a valuation of the Company at $11.50 per share to the public shareholders and $7.164 per share to the Management Group. Further, the revised HIG Proposal, in order to protect the considerable time and effort that HIG had already invested in the proposed transaction and the additional time and effort that HIG anticipated continuing to devote to the transaction, added certain provisions requiring members of the Management Group to pay a $1.5 million fee to HIG in the event that the transaction was not consummated due to a breach by a member of the Management Group and in the event that, within twelve months of executing such proposal, any member of the Management Group sold his shares of Happy Kids Common Stock in an alternative transaction. In addition, the revised HIG proposal provided that, if the revised proposal was submitted to the Company's Board of Directors by HIG and such proposal was rejected by the Board then, in such event, the Management Group would be obligated to reimburse HIG for all reasonable, direct, out-of-pocket expenses incurred by HIG in connection with the preparation and negotiation of the proposed transaction, and a fee equal to the product of (i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction multiplied by (iii) the excess of (a) the price per share to be received plus any other consideration to be received by members of the Management Group over (b) $7.164. Under the terms of the revised HIG Proposal, the Management Group would roll over shares representing 23.61%, rather than 24%, of the surviving corporation upon consummation of the transaction. The members of the Management Group would enter into employment agreements having the same terms as set forth in the original HIG Proposal and except as explained above, all other provisions of the original HIG Proposal remained in place, except (i) that the exclusivity period granted to HIG was extended from 90 days from the original HIG Proposal to 90 days from the date of the revised HIG Proposal and (ii) the revised HIG Proposal provided that the Notes held by the Management Group would be refinanced in the transaction. The members of the Management Group and HIG executed this revised HIG Proposal.

   Following the completion of additional due diligence and further discussions with senior management, HIG further revised the HIG Proposal and on July 9, 1999, submitted a proposal (the "Final Proposal") providing for a valuation of the Company at $11.50 per share to public shareholders and $7.164 per share to members of the Management Group, with the Management Group retaining rollover shares representing 23.61% of the surviving corporation. The Final Proposal also further extended the exclusivity period to 90 days from the date of the Final Proposal and provided for the repayment of the Notes to the holders thereof (all of whom are members of the Management Group) by the surviving corporation at the time of closing. Each member of the Management Group, acting in his capacity as a shareholder, and HIG executed the Final Proposal.

   Following the execution of the Final Proposal, the Company formed the Special Committee (consisting of Stephen I. Kahn and Marvin Azrak) to consider and evaluate the Final Proposal and issued a press release dated July 12, 1999, announcing the proposed transaction. Subsequently, the Special Committee retained Proskauer Rose LLP ("Proskauer Rose"), which had previously provided legal counsel to the Company on certain matters in May, June and July of 1998, currently acts as legal counsel to a member of the Special Committee and to a corporation controlled by such member and also acts as outside legal counsel, from time to time, for CIBC, as its counsel, to advise the Special Committee with respect to the proposed transaction. HIG's counsel then delivered to the Company, the Special Committee and Proskauer Rose initial drafts of the Merger Agreement and related documents based upon the terms set forth in the Final Proposal. On July 22, 1999, the Special Committee met at the offices of its counsel to discuss the terms of the Final Proposal and the transaction documents and to select a financial advisor. Representatives of various investment banking firms proposing to act as financial advisor to the Special Committee, consisting of J.P. Morgan & Co., Incorporated, Chase Securities, Inc., Needham & Co. and CIBC, interviewed with the Special Committee. The Special Committee then requested from each prospective advisor a proposal setting forth proposed terms of engagement. After receiving the requested proposals, the Special Committee met and discussed the various qualifications of each investment firm interviewed and evaluated the terms pursuant to which each would be retained. On July 27, 1999, the Special Committee engaged CIBC to act as financial advisor to the Special Committee in connection with its consideration and evaluation of the Final Proposal.

   At a meeting held on August 12, 1999, the Special Committee met with CIBC regarding the Final Proposal and the efforts previously made to seek a buyer for the Company. Following its initial evaluation of the Final Proposal, the Special Committee instructed CIBC to seek alternative indications of interest from both potential industry buyers and potential financial buyers. Beginning on August 16, 1999, as instructed by the Special Committee, CIBC contacted potential strategic and potential financial buyers, including some potential buyers previously contacted by BDO. No indications of interest at any price were received from potential strategic buyers, but one potential financial buyer expressed interest in acquiring the Company and signed a confidentiality agreement, in substantially the same form as the confidentiality agreement executed by HIG, and was provided with additional information regarding the Company. Simultaneously therewith, HIG continued to perform due diligence on the Company. No potential financial buyer made any bid for the Company.

   After reviewing the draft documents provided by HIG's counsel and consulting with its advisors, the Special Committee concluded that the $11.50 per share valuation of the publicly-held shares of Happy Kids Common Stock did not fully reflect the value of such shares. Discussions between Happy Kids and HIG ensued and, as a result of these discussions, the per share valuation of the publicly-held shares of Happy Kids Common Stock was increased to $12.00 per share.

   At a meeting of the Special Committee held on September 8, 1999 to evaluate the Merger, the Special Committee reviewed and discussed with its legal and financial advisors the proposed terms of the Merger Agreement and the related documents. The Special Committee, together with its legal and financial advisors, specifically discussed issues that required further negotiation, including the possibility of negotiating a more favorable non-solicitation provision which would enable the Company to continue to solicit buyers following execution of the Merger Agreement and the payment of a lower termination fee to HIG in the event the Merger is not consummated. At the meeting, CIBC reviewed with the Special Committee its financial analyses with respect to the Cash Merger Price and informed the Special Committee that, based on its financial analyses and subject to the negotiation and resolution of the remaining issues, it would be in a position to render an opinion as to the fairness, from a financial point of view, of the Cash Merger Price to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). After full discussion, the Special Committee approved the Merger, subject to the negotiation and resolution of the remaining issues and completion of definitive agreements with respect to the transaction. A meeting of the full Board of Directors took place immediately following the Special Committee meeting. The Special Committee informed the Board of its conditional approval of the proposed Merger. HIG was contacted and negotiations with respect to the proposed Merger continued, resulting in (i) the Company having a continued right to solicit Acquisition Proposals (as defined in the Merger Agreement) from third parties for a period of four weeks following execution of the Merger Agreement and (ii) a reduction of the maximum aggregation termination fee payable by the Company (including fees and expenses) from $6.25 million, plus reimbursement of out-of-pocket costs, and expenses to $4.0 million, without additional reimbursement for out-of-pocket costs and expenses.

   At a meeting held on September 15, 1999, the Special Committee met telephonically to discuss the final resolution of outstanding issues with respect to the proposed Merger. At the meeting, CIBC delivered to the Special Committee an oral opinion, subsequently confirmed by delivery of a written opinion dated September 15, 1999, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, including the assumption that the material terms of the Merger Agreement would not vary materially from the draft reviewed by CIBC, the Cash Merger Price was fair, from a financial point of view, to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). The Special Committee then approved the proposed Merger and resolved to recommend the transaction to the Board. Based on the recommendation of the Special Committee and on the other factors described herein under "Reasons for the Merger; Recommendation of the Board of Directors," at a meeting held immediately following the meeting of the Special Committee on September 15, 1999, the Board approved the Merger Agreement, the Support Agreement, the Employment Agreements and the Shareholder's Agreement in substantially the forms submitted to the Board, and authorized senior management to complete negotiation of certain remaining points and to execute final documents. On September 17, 1999, the Merger Agreement, the Support Agreement, the Employment Agreements, and the Shareholder's Agreement were executed by the parties thereto, and Happy Kids issued a press release announcing the transaction.

Reasons for the Merger; Recommendation of the Board of Directors

   At a meeting held on September 15, 1999, the Board of Directors unanimously approved the Merger Agreement and determined, among other things, that the Merger Agreement was fair to and in the best interests of Happy Kids' public shareholders and recommended that Happy Kids's public shareholders approve the Merger Agreement. In reaching these conclusions, the Board of Directors consulted with the Special Committee's legal and financial advisors and considered the following material factors:

     (a) A comparison of the risks and benefits of the Merger against the risks and benefits of the other strategic alternatives available to Happy Kids, including continuing as an independent entity and the initial proposals of the First and Third Potential Acquirors, as well as a consideration of the long term interests of the Company. Of the alternatives available to Happy Kids, the Merger was determined by the Board of Directors to be the alternative which would yield the best results to the public shareholders of Happy Kids from a financial point of view. The Merger was determined to be more favorable to the public shareholders because the Merger would provide the Company's public shareholders with the opportunity to receive cash for their Happy Kid Common Stock which is currently highly illiquid. Further the Board determined that the Merger was preferable to the Company continuing as an independent entity because Happy Kids' ability to compete effectively in a consolidating market was contingent upon the Company's access to capital and other resources for making acquisitions and otherwise pursuing its business strategy. No alternatives were available to the Company as an independent entity that would provide access to sufficient capital to meet the Company's needs. See "--Background of the Transaction.";

     (b) The $12.00 per share of Happy Kids Common Stock to be paid to public shareholders in the Merger represented a premium of approximately 15.7% over the closing price of $10.375 per share of Happy Kids Common Stock on September 14, 1999. The Board of Directors considered that shares of Happy Kids Common Stock have traded at a range from a low of $6.75 to a high of $14.875 during the 52 weeks prior to September 15, 1999, meaning that the Merger offered a substantial premium to public shareholders compared to recent historical price levels of Happy Kids Common Stock. In addition, the Special Committee and the Board considered the historical volatility of Happy Kids Common Stock.

     (c) The written opinion, dated September 15, 1999, of CIBC (and the financial analyses underlying such opinion) as to the fairness, from a financial point of view and as of the date of the opinion, of the Cash Merger Price to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). See "--Opinion of the Special Committee's Financial Advisor.";

     (d) The final terms and conditions of the Merger Agreement and related matters were the product of arm's-length negotiations in which the Special Committee was assisted by its legal and financial advisors. In particular, the Board considered that under the terms of the Merger Agreement, the Board was not prohibited from actively soliciting Acquisition Proposals from third parties for a period of four weeks after the execution of the Merger Agreement and, thereafter, that the Company was permitted to furnish information to any person or entity in response to an unsolicited bona fide written Acquisition Proposal and to negotiate, or participate in discussions regarding an unsolicited bona fide written Acquisition Proposal, but only to the extent that the Special Committee or the Board of Directors determined in good faith, after consulting with independent legal counsel, that it had a fiduciary obligation to furnish such information or engage in such negotiations or discussions with such person or entity and provided, that all such information was furnished pursuant to a confidentiality agreement substantially similar to the Confidentiality Agreement previously executed by HIG. Under certain circumstances involving the presence of an Acquisition Proposal, the Board could terminate the Merger Agreement, withdraw its recommendation of the Merger or endorse another transaction upon payment of a termination fee of $4.0 million to Merger Sub. See "Certain Provisions of The Merger Agreement.";

     (e) The terms and conditions of the Support Agreement, pursuant to which, among other things, members of the Management Group who own, in the aggregate, approximately 74.69% of the issued and outstanding shares of Happy Kids Common Stock, have agreed to vote and have granted a related proxy to vote their shares of Happy Kids Common Stock in favor of the Merger Agreement and have agreed to reinvest in the Company by means of retaining the Rollover Shares. The Management Group's obligation to vote in favor of the Merger Agreement and the related proxy granted pursuant to the Support Agreement would terminate if the Board terminated the Merger Agreement. However, if the Merger Agreement is terminated for any reason that results in the payment of a termination fee by the Company to Merger Sub, then the Management Group will be jointly and severally liable to Merger Sub for an additional $1.5 million termination fee ("Management Termination Fee"). If, within twelve months following any termination for which a Management Termination Fee has been paid by the Management Group, any member of the Management Group sells all or any portion of the Happy Kids Common Stock held by him to any person other than Merger Sub or an affiliate of Merger Sub, then the Management Group shall be jointly and severally liable to Merger Sub for the payment of a fee equal to the product of (i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction multiplied by (iii) the excess of (a) the price per share to be received plus any other consideration to be received by members of the Management Group over (b) $7.164. In addition, the members of the Management Group have executed new employment agreements effective upon consummation of the Merger. See "Interests of Certain Persons in the Merger."; and

     (f) The matters set forth in "--Interests of Certain Persons in the Merger."

     The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In reaching its determination to approve the Merger Agreement, and in view of the variety of factors considered by the Board of Directors in connection with its evaluation of the Merger Agreement, the Board of Directors did not assign any relative or specific weights to the various factors considered by it.

Purposes and Reasons of Merger Sub and HIG-HK for the Merger

   The purpose of Merger Sub and HIG-HK for engaging in the transactions is to gain control of the Company. Merger Sub and HIG-HK believe that the Company's future business prospects can be improved through HIG-HK'S active participation in the strategic direction and operations of the Company and its access to additional capital and other resources if needed. This assessment is based upon publicly available information regarding the Company, the due diligence investigation of the Company conducted by Merger Sub and HIG-HK and the investment experience of HIG. While Merger Sub and HIG-HK believe that there will be significant opportunities associated with their investment in the Company, there are also substantial risks that such opportunities may not be fully realized.

   The proposed acquisition of the Company has been structured as it has in order to provide a prompt and orderly transfer of ownership of the equity interest in the Company held by shareholders of the Company from such shareholders to HIG-HK and to provide the shareholders of the Company with cash for all of their shares (except for the Rollover Shares). Merger Sub and HIG-HK considered no other alternative with respect to the structure of the transaction.

Purposes and Reasons of the Management Group In Agreeing to the Merger

   The purpose of the Management Group in agreeing to the transactions contemplated by the Merger Agreement is to continue the pursuit of their strategic view of the future of the Company to assist the Company in obtaining access to capital and other resources needed to pursue its business strategy, to provide liquidity to existing shareholders and to enable existing stockholders of the Company to realize a substantial premium on the shares of Happy Kids Common Stock owned by them. See "--Reasons for the Merger; Recommendation of the Board of Directors" and "--Interests of Certain Persons in the Merger."

Position of HIG-HK and Merger Sub as to Fairness of the Merger

   Each of Merger Sub and HIG-HK regards the acquisition of the Company as an attractive investment opportunity because it believes that the Company's future business prospects coupled with the HIG partnership and the Company's new capital structure are favorable. Although the investment will involve a substantial risk to holders of Merger Sub's common stock, each of Merger Sub and HIG-HK believes that the long-term value of the equity investment could appreciate significantly based upon combined efforts and a revised strategic plan. Each of Merger Sub and HIG-HK believes that the Cash Merger Price is fair to the Company's public shareholders. In reaching this conclusion, each of Merger Sub and HIG has taken into consideration the recent and historical prices of the Happy Kids Common Stock, see "Price Range of Common Shares; Dividends", and its due diligence review of the Company. Neither of Merger Sub nor HIG-HK has undertaken any formal evaluation of the fairness of the merger to the Company's public shareholders. Moreover, neither Merger Sub nor HIG-HK participated in the deliberations of the Special Committee or received advice from the Special Committee's financial advisor. Consequently, neither Merger Sub nor HIG-HK is in a position to specifically adopt the conclusions of the Special Committee with respect to the fairness of the merger to the public stockholders. Because of the variety of factors considered, neither Merger Sub nor HIG-HK found it practicable to make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination of Merger Sub and HIG-HK that the Merger is fair was made after consideration of all the factors together. These factors include: (i) the presence of procedural safeguards such as the appointment of the Special Committee; (ii) the conclusions of the Special Committee; (iii) the fact that the terms of the transactions were negotiated with the Special Committee at a time when each of Merger Sub and

HIG-HK did not beneficially own any Happy Kids Common Stock; (iv) the fact that the Special Committee received an opinion of CIBC as to the fairness, from a financial point of view and as of the date of the opinion, of the Cash Merger Price to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion); and (v) the nature of the Company's business. Each of Merger Sub and HIG-HK believes that the Merger is procedurally fair to the Company's public shareholders.

Position of the Management Group as to Fairness of the Merger

   In arriving at their belief that the Merger is fair to the public shareholders of the Company, the Management Group has considered the same factors considered by the Special Committee and the Board of Directors described in "--Reasons for the Merger; Recommendation of the Board of Directors." However, the Management Group's belief that the Merger and the transactions contemplated thereto are fair to the Company's public shareholders should not be construed as a recommendation to the Company's shareholders by the members of the Management Group (in their respective capacities as shareholders of the Company and not in their respective capacities as members of the Board of Directors) to vote to approve the Merger Agreement and the transactions contemplated thereby.

Opinion of the Special Committee's Financial Advisor

   The Special Committee retained CIBC to render an opinion as to the fairness, from a financial point of view, of the Cash Merger Price to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). At a meeting of the Special Committee on September 15, 1999 held to evaluate the proposed Merger, CIBC delivered an oral opinion, confirmed by delivery of a written opinion dated September 15, 1999, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, including the assumption that the final terms of the Merger Agreement would not vary materially from the terms of the draft of the Merger Agreement reviewed by CIBC, the Cash Merger Price was fair, from a financial point of view, to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion).

   The full text of CIBC's opinion, dated September 15, 1999, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B and is incorporated into this Proxy Statement by reference. CIBC's opinion is addressed to the Special Committee and relates only to the fairness of the Cash Merger Price, from a financial point of view, to the holders of Happy Kids Common Stock (other than the holders of Management Shares and Rollover Shares, as to which CIBC was not requested to express an opinion). The opinion does not address any other aspect of the proposed Merger or any related transaction and does not constitute a recommendation to any shareholder with respect to any matter relating to the Merger. The description of CIBC's opinion included in this Proxy Statement is qualified in its entirety by reference to Annex B. Holders of Happy Kids Common Stock are urged to read the opinion carefully in its entirety.

   In arriving at its opinion, CIBC, among other things:

     (a) reviewed the terms of a draft dated September 14, 1999 of the Merger Agreement;

     (b) reviewed audited financial statements for Happy Kids for the fiscal years ended December 31, 1997 and December 31, 1998;

     (c) reviewed unaudited financial statements for Happy Kids for the six-month period ended June 30, 1999;

     (d) reviewed financial projections for Happy Kids prepared by the management of Happy Kids;

     (e) held discussions with the senior management of Happy Kids with respect to the business and prospects for future growth of Happy Kids;

     (f) reviewed and analyzed publicly available financial data for companies CIBC deemed comparable to Happy Kids;

     (g) performed a discounted cash flow analysis of Happy Kids using assumptions of future performance provided to CIBC by the management of Happy Kids;

     (h) reviewed and analyzed publicly available information for transactions that CIBC deemed comparable to the Merger;

     (i) reviewed public information concerning Happy Kids;

     (j) at the direction of the Special Committee, approached and held discussions with third parties to solicit indications of interest in the acquisition of all or a part of Happy Kids; and

     (k) performed such other analyses and reviewed such other information as CIBC deemed appropriate.

   In rendering its opinion, CIBC relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with CIBC by Happy Kids and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of Happy Kids, CIBC assumed, at the direction of the management of Happy Kids, without independent verification or investigation, that the forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Happy Kids. CIBC was advised that it was intended, and therefore CIBC also assumed, that the Merger would be recorded as a recapitalization for financial reporting purposes. At the direction of the management of Happy Kids, CIBC further assumed that the final terms of the Merger Agreement would not vary materially from the terms described in the draft reviewed by CIBC.

   CIBC did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Happy Kids or its affiliated entities. CIBC expressed no opinion as to the underlying valuation, future performance or long-term viability of Happy Kids, or the price at which the Happy Kids Common Stock would trade or otherwise be transferable after announcement of the proposed Merger. CIBC was not requested to evaluate, and its opinion does not address, the consideration to be received in the Merger by holders of Management Shares and Rollover Shares and, at the direction of Happy Kids, CIBC evaluated the Cash Merger Price as though all shares of Happy Kids Common Stock were transferred in the Merger for the Cash Merger Price. CIBC's opinion was necessarily based on the information available to CIBC and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC as of the date of the opinion. No other instructions or limitations were imposed by Happy Kids on CIBC with respect to the investigations made or procedures followed by CIBC in rendering its opinion. It should be understood that, although subsequent developments may affect its opinion, CIBC does not have any obligation to update, revise or reaffirm its opinion.

   A copy of CIBC's written presentation to the Special Committee has been filed as an exhibit to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Happy Kids with the Commission and will be available for inspection and copying at the principal executive offices of Happy Kids during regular business hours by any interested stockholder of Happy Kids or any representative of such stockholder who has been so designated in writing and may be inspected and copied at the office of, and obtained by mail from, the Commission.

   In its analyses, CIBC considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Happy Kids. No company, transaction or business used in CIBC's analyses as a comparison is identical to Happy Kids or the proposed merger, and an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

   The estimates contained in CIBC's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC's analyses and estimates are inherently subject to substantial uncertainty.

   CIBC's opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Happy Kids Special Committee, Board or management with respect to the Merger or the Cash Merger Price.

   The following is a summary of the material analyses underlying CIBC's opinion presented to the Special Committee on September 8, 1999:

   Selected Companies Analysis. CIBC compared financial and operating data for Happy Kids with corresponding information for 20 companies in the apparel industry, with particular focus on the following selected companies:

  .  Aris Industries, Inc.

  .  Authentic Fitness Corporation

  .  Bernard Chaus, Inc.

  .  Gerber Childrenswear, Inc.

  .  McNaughton Apparel Group Inc.

  .  OshKosh B'Gosh, Inc.

  .  Phillips-Van Heusen Corp.

  .  Tarrant Apparel Group

  .  V.F. Corporation

  .  The Warnaco Group, Inc.

   CIBC reviewed enterprise values (calculated as equity market value, plus debt, minority interest, straight preferred stock and out-of-the-money convertible securities, less investments in unconsolidated affiliates and cash) as multiples of, among other things, latest 12 months revenues, earnings before interest, taxes, depreciation and amortization, commonly known as "EBITDA," and earnings before interest and taxes, commonly known as "EBIT." CIBC reviewed equity values as a multiple of latest 12 months net income and stock prices as a multiple of estimated calendar years 1999 and 2000 earnings per share, commonly referred to as "EPS." All multiples were based on closing stock prices on September 3, 1999. Estimated financial and operating data for the selected companies were based on publicly available research analysts' estimates and estimated financial and operating data for Happy Kids were based on internal estimates of the management of Happy Kids.

   CIBC then applied a range of selected multiples derived for the selected companies of latest 12 months revenues, EBITDA and EBIT, and latest 12 months net income and estimated calendar years 1999 and 2000 EPS, to corresponding financial data of Happy Kids. This analysis indicated an implied equity reference range for Happy Kids of approximately $5.00 to $17.00 per share, as compared to the Cash Merger Price of $12.00 per share.

   Precedent Transaction Analysis. CIBC analyzed the implied transaction and purchase price multiples paid in the following selected merger and acquisition transactions in the apparel industry:

            Target                           Acquiror                 Date Announced
            ------                           --------                 --------------
   .Nine West Group Inc.     Jones Apparel Group, Inc.                   3/2/99
   .Phillips-Van Heusen      Pyramid Partners AB
       Corp.
       (Gant Brand)                                                      2/24/99
   .St. John Knits, Inc.     Vestar/Gray Investors LLC and affiliates    2/3/99
   .Perry Ellis
       International, Inc.   Supreme International Corp.                 1/29/99
   .Segrets, Inc.            Liz Claiborne, Inc.                         1/22/99
   .Koret, Inc.              Kellwood Co.                                11/30/98
   .Galoob Toys Inc.         Hasbro, Inc.                                9/28/98
   .Sun Apparel, Inc.        Jones Apparel Group, Inc.                   9/10/98
   .Farah Inc.               Tropical Sportswear International Corp.     5/4/98
   .Jeri-Jo Knitwear Inc.    Norton McNaughton, Inc.
       and
       Jamie Scott, Inc.                                                 4/22/98
   .Tahiti Apparel, Inc.     Signal Apparel Company, Inc.                4/21/98
   .Pepe Jeans London Corp.  Tommy Hilfiger Corp.                        1/31/98
   .Designer Holdings Ltd.   The Warnaco Group, Inc.                     9/17/97
   .Fieldcrest Cannon, Inc.  Pillowtex Corp.                             9/11/97
   .Miss Erika, Inc.         Norton McNaughton, Inc.                     9/5/97
   .American Marketing
       Industries Inc.       Jupiter Partners L.P.                       11/13/95

   CIBC compared transaction values in the selected transactions as multiples of, among other things, latest 12 months revenues, EBITDA and EBIT, and equity purchase prices as a multiple of latest 12 months net income. All multiples were based on financial information available at the time the relevant transaction was announced.

   CIBC then applied a range of selected multiples derived for the selected transactions of latest 12 months revenues, EBITDA, EBIT and net income to corresponding financial data of Happy Kids. This analysis indicated an implied equity reference range for Happy Kids of approximately $9.00 to $17.00 per share, as compared to the Cash Merger Price of $12.00 per share.

   Discounted Cash Flow Analysis. CIBC performed a discounted cash flow analysis to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that Happy Kids could generate over calendar years 1999 through 2004, based on internal estimates of the management of Happy Kids. The range of estimated terminal values for Happy Kids was calculated by applying terminal value multiples of 5.5x to 7.5x to Happy Kids' estimated calendar year 2004 EBITDA. The cash flows and terminal values were discounted to present value using discount rates ranging from 13.0% to 15.0%. Ranges of estimated terminal values were also calculated by applying perpetuity growth rates of 4.0% to 5.0% to calendar year 2004 free cash flow, also discounted to present value using discount rates of 13.0% to 15.0%. This analysis indicated an implied equity reference range for Happy Kids of approximately $10.00 to $16.00 per share, as compared to the Cash Merger Price of $12.00 per share.

   Premiums Paid Analysis. CIBC reviewed the premiums paid in approximately 1,410 domestic transactions having transaction values of between $100 million and $250 million effected between January 1, 1996 and August 11, 1999 and in the 16 selected apparel transactions that CIBC examined under its Selected Transaction Analysis. CIBC then applied the maximum, average and minimum premiums derived from these transactions based on the per share market prices of the target company one trading day, one week and four weeks prior to public announcement of the transaction to the per share market price of Happy Kids Common Stock one day prior to July 12, 1999, which is the date on which Happy Kids publicly announced that it had received an offer from HIG to acquire all outstanding shares of Happy Kids Common Stock held by non-majority shareholders for $11.50 per share. This analysis indicated an implied equity reference range for Happy Kids of approximately $10.00 to $18.00 per share, as compared to the Cash Merger Price of $12.00 per share.

   Leveraged Buyout Analysis. CIBC derived an implied equity reference range for Happy Kids by performing a leveraged buyout analysis based on internal estimates of the management of Happy Kids and estimated rates of return for a financial buyer. CIBC assumed management projections for the years 1999 through 2004 and a capitalization structure similar to the one proposed by HIG. The analysis was performed assuming a range of required rates of return to a financial buyer of 25% to 35% and a range of EBITDA terminal multiples of 5.5x to 7.5x. This analysis indicated an implied equity reference range for Happy Kids of approximately $10.00 to $13.00 per share, as compared to the Cash Merger Price of $12.00 per share.

   Other Factors. In rendering its opinion, CIBC also reviewed and considered, among other things:

  .  historical and projected financial data for Happy Kids;

  . historical market prices and trading volumes for Happy Kids Common Stock and the relationship between movements in Happy Kids Common Stock, movements in the common stock of the selected companies and movements in the S&P 500 Index; and

  .  selected analysts' reports on Happy Kids.

   Miscellaneous. Happy Kids has agreed to pay CIBC upon delivery of its opinion an aggregate fee of $500,000. Happy Kids also has agreed to reimburse CIBC for its reasonable out-of-pocket expenses, including reasonable fees and expenses of legal counsel, and to indemnify CIBC and related parties, to the full extent lawful, from and against liabilities, including liabilities under the federal securities laws, incurred in connection with CIBC's engagement.

   The Special Committee selected CIBC because of CIBC's reputation, experience and expertise. As part of CIBC's investment banking business, CIBC is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers (including "going-private transactions"), underwritings, secondary distributions of securities, private placements and valuations for other purposes. In the ordinary course of business, CIBC and its affiliates may actively trade securities of Happy Kids and its affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Certain Projections
   The Company does not as a matter of policy make public forecasts or projections as to future performance or earnings. However, in connection with the sale of the Company, the Company prepared projections of its anticipated future operating performance of the two fiscal years ended December 31, 1999 and December 31, 2000. The projections provided herein reflect certain adjustments made to prior projections prepared in connection with the sale of the Company, which adjustments were meant to take into account shortfalls in the Company's second-quarter sales, anticipated future shortfalls and recent adverse trends in the apparel industry.

   Such projections were prepared assuming that the sale had not occurred and upon estimates and assumptions (including with respect to industry performance, general economic and business conditions, taxes, and other matters) that inherently are subject to material uncertainties and risk, all of which are difficult to quantify and many of which are beyond the control of the Company. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to potential acquirors. The Company's internal operating projections are, in general, prepared solely for internal use in connection with capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations. Certain assumptions on which the projections were based related to the achievement of strategic goals, objectives, and targets over the applicable periods that are more favorable than historical results. There can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any form of assurance on such information or its aachievability, and assume no responsibility for, and disclaim any association with, the projections.

   The projections below constitute forward looking statements, involve numerous risks and uncertainties and reflect numerous assumptions made by the Company's management. The Company's actual results may differ materially from the results anticipated from the projections discussed herein as a result of various factors, including, but not limited to, the effect of changing economic or business conditions, weather conditions, competitive initiatives and pricing pressures, shifts in market demand, the performance and needs of industries served by the Company, actual future costs of operating expenses such as fuel and related taxes, increases in labor costs, and management retention. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

   The inclusions of the projections herein should not be regarded as an indication that Merger Sub, HIG-HK or the Company or their respective advisors considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The Company does not intend to update or otherwise revise the projections to reflect the circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

                        1999 and Year 2000 Projections

                                  (In thousands)

                                                                1999     2000
                                                              -------- --------
Sales........................................................ $192,897 $226,864
Cost of goods sold...........................................  142,644  169,473
Gross profit.................................................   50,253   57,391
SG & A.......................................................   28,965   31,370
EBITDA.......................................................   21,288   26,021
Depreciation and amortization................................      594      409
Operating income.............................................   20,694   25,612
Interest.....................................................    1,782      932
Pre tax income...............................................   18,912   24,680
Net income...................................................   10,969   14,314

Interests of Certain Persons in the Merger

   In considering the recommendation of the Company's Board of Directors that shareholders vote in favor of the Merger Agreement, shareholders should be aware that certain members of Happy Kids' management and Board of Directors have certain interests in the Merger that are in addition to, and may be deemed to be in conflict with, the interests of the shareholders of Happy Kids generally.

   Officers of the Surviving Corporation. All members of the Company's current management will continue as such after the Effective Time until their successors are duly appointed or elected in accordance with applicable law. See "Directors and Executive Officers of the Surviving Corporation."

   Benefits Under Employment Agreements. Jack M. Benun, Mark J. Benun, and Isaac M. Levy (the "Management Group") have executed employment agreements (the "Employment Agreements") with the Company which agreements shall become effective upon consummation of the Merger. The Employment Agreements each (a) have a three-year term, and (b) provide for certain severance payments to be made upon (i) termination of the officer's employment by the Surviving Corporation without "cause" or (ii) the resignation of the officer for "good reason." In addition, the Management Group will be eligible to receive cash bonuses of up to an aggregate of approximately $9.5 million for the period including fiscal years 1999, 2000 and 2001 and stock option grants representing up to an aggregate of 3% of the Surviving Corporation Common Stock, immediately following the Effective Time, if the Company achieves certain earnings targets.

   Retention of Rollover Shares. At the Effective Time, an aggregate of 875,348 shares of Happy Kids Common Stock held by members of the Management Group will be converted into shares of Surviving Corporation Common Stock on a share-for-share basis. The Rollover Shares represent approximately 8.44% of the outstanding shares of Happy Kids Common Stock and will represent approximately 23.61% of the total outstanding shares of the Surviving Corporation Common Stock immediately following the Effective Time.

   The Rollover Shares are held as follows:

   Name                                                         Number of Shares
   ----                                                         ----------------
   Jack M. Benun...............................................     372,023
   Mark J. Benun...............................................     372,023
   Isaac Levy..................................................     131,302
                                                                    -------
     Total.....................................................     875,348

   Jack M. Benun, President, Chief Executive Officer and Chairman of the Board of the Company is the father of Mark J. Benun, Executive Vice President, Secretary and a Director of the Company. Isaac M. Levy is Vice President and a Director of the Company.

   Options. As of September 17, 1999, the directors and executive officers of the Company held Options to acquire an aggregate of 305,000 shares of Happy Kids Common Stock. Under the terms of the Merger Agreement, each holder of Options will receive in cash an amount equal to the number of shares of Happy Kids Common Stock subject to such Option, but only to the extent such Option is fully exercisable as of the Effective Time (except for non-employee holders of Options, in which case the amount received shall be equal to the number of shares of Happy Kids Common Stock subject to such Option regardless of whether or not such Options are then exercisable or vested) multiplied by the amount by which the Cash Merger Price exceeds the exercise price of such Option, less any applicable withholding taxes. Pursuant to such provision, the executive officers and directors of Happy Kids will be entitled to receive for their Options an aggregate of approximately $226,667 (before federal and state income taxes) upon consummation of the Merger. All non-exerciseable Options which are not cashed-out pursuant to this provision shall be assumed by the Surviving Corporation.

   The executive officers and directors named in the table below (a) held the number of outstanding Options indicated as of September 17, 1999, and (b) will receive the indicated amounts before federal and state income taxes in respect of Options pursuant to the Merger Agreement.

                                                                         Amount
                                                     Options   Exercise    of
Name                                               Outstanding  Price   Payment
----                                               ----------- -------- --------
Jack M. Benun.....................................         0    $    0         0
Mark J. Benun.....................................         0    $    0         0
Isaac M. Levy.....................................   100,000    $14.85         0
Stuart Bender.....................................   100,000    $10.00  $ 66,667
                                                      25,000    $13.50         0
Andrew Glasgow....................................         0    $    0         0
Marvin Azrak......................................    40,000    $10.00  $ 80,000
Stephen Kahn......................................    40,000    $10.00  $ 80,000
                                                     -------    ------  --------
  Total...........................................   305,000            $226,667
                                                     =======    ======  ========

   Present Interests in Happy Kids Common Stock. As of September 17, 1999, the directors and executive officers of Happy Kids owned an aggregate of 7,845,693 shares of Happy Kids Common Stock (excluding shares subject to Options). Excluding the Rollover Shares, 6,874,652 shares will be converted into the right to receive the Management Cash Price per share pursuant to the Merger Agreement. Such Management Cash Price will be $49,250,007 in the aggregate. The executive officers and directors named in the table below (a) held the number of shares of Happy Kids Common Stock indicated as of September 17, 1999, (b) will receive the Management

Cash Price in respect of the number of shares indicated, (c) will receive the Cash Merger Price in respect of the number of shares indicated, (d) will receive the indicated aggregate amount in respect of all shares held other than the Rollover Shares, and (e) will retain the indicated number of Rollover Shares.

                                 Shares To Be
                                  Exchanged   Shares To Be  Aggregate
                     Aggregate       For       Exchanged     Amount
                     Number Of    Management    For Cash      To Be    Rollover
Name                Shares Owned  Cash Price  Merger Price  Received    Shares
----                ------------ ------------ ------------ ----------- --------
Jack M. Benun......  3,293,750    2,921,727           0    $20,931,252 372,023
Mark J. Benun......  3,293,750    2,921,727           0     20,931,252 372,023
Isaac M. Levy......  1,162,500    1,031,198           0      7,381,503 131,302
Stuart Bender......          0            0           0              0       0
Andrew Glasgow.....     95,693            0      95,693      1,148,316       0
Marvin Azrak.......          0            0           0              0       0
Steven Kahn........          0            0           0              0       0
                     ---------    ---------      ------    ----------- -------
  Total............  7,845,693    6,874,652      95,693    $50,392,323 875,348
                     =========    =========      ======    =========== =======

   Indemnification of Officers and Directors. The Merger Agreement provides that the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Effective Time the policies of directors and officers liability insurance maintained by the Company and in effect as of September 1, 1999, provided that the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and provided further that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring on or prior to the Effective Time and provided further that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the execution of the Merger Agreement. In addition, the Merger Agreement provides that all rights to indemnification for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors or officers of the Company, as provided in the Certificate of Incorporation or By-laws of the Company, will survive the Merger and continue in full force and effect in accordance with their terms from the Effective Time to the maximum extent permitted by law with respect to any claims against the current or former directors or officers of the Company arising out of such acts or omissions.

   Support Agreement. Each member of the Management Group acting in his capacity as a shareholder has entered into the Support Agreement with Merger Sub, pursuant to which they have each agreed to vote their respective shares of Happy Kids Common Stock (including shares issuable upon exercise of Options prior to the Effective Time) in favor of the Merger Agreement and the transactions contemplated thereby at the Special Meeting or any adjournment thereof. Unless the Merger Agreement is terminated in accordance with its terms, such shareholders agreed to vote their respective shares of Happy Kids Common Stock against (i) any merger agreement or merger (other than the Merger Agreement and Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal, and (ii) any amendment of the Company's Certificate of Incorporation or By-Laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby. Until the Merger is consummated or the Merger Agreement is terminated in accordance with its terms, such shareholders agree they will not sell, transfer, pledge, assign or otherwise dispose of their shares to any person other than Merger Sub or its designee, will not enter into any other contract, option or other arrangement or understanding with respect to their shares or take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Support Agreement or otherwise with respect to the Merger. The obligations of the Management Group to vote in favor of the Merger Agreement and the related proxy granted under the Support Agreement terminate upon the consummation of the transactions contemplated by the Merger Agreement or termination of the Merger Agreement in accordance with its terms. However, if the Merger Agreement is terminated for any reason that results in the payment of a termination fee by the Company to Merger Sub, then pursuant to the terms of the

Support Agreement, the Management Group will be jointly and severally liable to Merger Sub for the Management Termination Fee. If, within twelve months following any termination for which a Management Termination Fee has been paid by the Management Group, any member of the Management Group sells all or any portion of the Happy Kids Common Stock held by him to any person other than Merger Sub or an affiliate of Merger Sub, then the Management Group shall be jointly and severally liable to Merger Sub for the payment of a fee equal to the product of (i) 90% multiplied by (ii) the aggregate number of shares of Happy Kids Common Stock sold by members of the Management Group in such transaction multiplied by (iii) the excess of (a) the price per share to be received plus any other consideration to be received by members of the Management Group over (b) $7.164. As of September 17, 1999, the parties to the Support Agreement owned 7,750,000 shares of Happy Kids Common Stock, or 74.69% of the outstanding Happy Kids Common Stock.

   Special Committee Fees. Messrs. Azrak and Kahn have each received from the Company, as compensation for their service as members of the Special Committee, a fee of $25,000.

                                  LITIGATION

   Persons purporting to be public shareholders of the Company brought three separate actions, as purported class actions on behalf of all public shareholders, in July 1999 following the Company's press release of July 12, 1999 announcing that HIG had proposed a "going private" transaction for the Company and to purchase the shares of all public shareholders for $11.50 per shares in a "cash out" merger. These actions challenge the proposed transaction, if and when approved by the Company's Board of Directors, as a violation of the Board's fiduciary duties to Company's public shareholders. The defendants named in one or more of those actions were the Company, Messrs. Jack and Mark Benun, Isaac Levy, Andrew Glasgow (another director of the Company) and the Special Committee, as well as HIG which is named as alleged joint tortfeasor. Although the original complaints in these actions have different allegations, they collectively allege that the earlier proposed offering price of $11.50 per share to public shareholders of the Company was inadequate, was supposedly arrived by an arbitrary method (not specified), was not arrived at as a result of disinterested arms' length bargaining with the benefit of advice from disinterested professionals and that the price for such shares was arrived at without adequately "shopping" the Company or its businesses, that certain of the directors allegedly possess non-public information about the "true value" of the Company that they have not disclosed to the public shareholders, and that the Board of Directors had otherwise failed to take some unspecified steps required to obtain the best possible price for the public shareholders. Plaintiffs sought relief enjoining the earlier proposed transaction or alternatively damages in some unspecified amount from the defendants. The allegations made by the Plaintiffs in the three lawsuits are detailed in the Complaints on file with the Clerk of the Court in the following actions now pending in the Supreme Court of the State of New York for the County of New York: Glenn Whipple v. Happy Kids Inc. et al., Civil Action No. 99-603371; Arthur Kaplan v. Happy Kids Inc. et al., Civil Action No. 99-114421; and John Tsapelas v. Happy Kids Inc. et al., Civil Action No. 99-115078.

   Defendants agreed to the consolidation of the three actions and to accept service of any consolidated amended complaint that plaintiffs' counsel might choose to file after the Company's announcement that its Board of Directors had approved a "going private" transaction.

   The board-approved transaction was publicly announced on September 17, 1999. Plaintiffs' counsel have not yet filed any consolidated amended complaint and the Company does not now know whether such a complaint will be filed or the nature of the claims that may be asserted in such a complaint.

   Defendants believe that they would have meritorious defenses to any claims that might be made by plaintiffs' counsel in any consolidated amended complaint and intended to vigorously defend against them.

                         CERTAIN EFFECTS OF THE MERGER

   If the Merger is consummated, the Company's shareholders (other than the holders of the Rollover Shares, the Management Shares and the Excluded Shares) will have the right to receive $12.00 in cash, without interest, for each share of Happy Kids Common Stock held immediately prior to the Effective Time. As a result of the Merger, such shareholders will cease to have any ownership interest in Happy Kids and will cease to participate in future earnings and growth, if any, of Happy Kids. Moreover, if the Merger is consummated, public trading of the Happy Kids Common Stock will cease, the Happy Kids Common Stock will cease to be quoted on the NASDAQ National Market, the registration of the Happy Kids Common Stock under the Exchange Act will be terminated and the Company will cease filing reports with the Commission. Holders of Management Shares (other than Rollover Shares) will have the right to receive $7.164 in cash, without interest, for each Management Share held immediately prior to the Effective Time.

   Immediately after the Merger, approximately 76.39% of the outstanding shares of Surviving Corporation Common Stock will be owned by HIG-HK and the remaining 23.61% will be owned by certain officers, directors, and principal shareholders of the Company. See "--Interests of Certain Persons in the Merger" and "of the Merger--Treatment of Securities in the Merger."

   The Merger Agreement provides that the current directors of the Company will be replaced by the directors of the Merger Sub. All members of the Company's current management will continue as such after the Effective Time. See "Directors and Executive Officers of the Surviving Corporation."

   Upon consummation of the Merger, the Surviving Corporation expects to refinance certain existing indebtedness and capital leases of Happy Kids. See "Financing of the Merger."

Accounting Treatment of Transaction

   It is the intention of the parties that the Merger be accounted for as a recapitalization. If the Merger is accounted for as a recapitalization, the historical basis of Happy Kids' assets and liabilities will not be impacted by the Merger and the transactions contemplated thereby.

Certain Federal Income Tax Consequences of the Merger

   The following discussion summarizes the material federal income tax consequences of the Merger that are generally applicable to holders of Happy Kids Common Stock who, pursuant to the Merger, exchange all of their Happy Kids Common Stock for cash. The discussion is based upon current provisions of the Code, currently applicable Treasury regulations, and judicial and administrative decisions and rulings. Future legislative, judicial, or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences to the shareholders of the Company.

   The discussion below does not purport to deal with all aspects of federal income taxation that may affect particular shareholders in light of their individual circumstances, and is not intended for shareholders subject to special treatment under the federal income tax law (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, shareholders who hold their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, shareholders who do not hold their stock as capital assets, and shareholders who have acquired their stock upon the exercise of employee options or otherwise as compensation). Furthermore, the discussion below does not address the federal income tax consequences of the Merger to (i) shareholders who hold Rollover Shares (including, without limitation, the federal income tax consequences to such shareholders of the receipt of cash pursuant to the Merger) or (ii) shareholders who may be considered to own shares of stock of the Surviving Corporation after the Effective Time through application of constructive ownership rules of Section 318 of the Code (which, in very general terms, deem a shareholder to own shares of stock that are owned by certain members of his or her family (spouse, children, grandchildren, and parents) and other related parties including, for example, certain entities in which such shareholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such shareholder (or a related party) has the right to acquire upon exercise of an option or conversion right). In addition, the discussion below does not consider the effect of any applicable state, local, or foreign tax laws.

   EACH HOLDER OF HAPPY KIDS COMMON STOCK IS STRONGLY URGED AND EXPECTED TO CONSULT WITH SUCH HOLDER'S TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER IN LIGHT OF SUCH HOLDER'S SPECIFIC CIRCUMSTANCES AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND FOREIGN TAX LAWS.

   The Merger. A shareholder who, pursuant to the Merger, exchanges all of his or her Happy Kids Common Stock for cash will recognize gain or loss equal to the difference between (a) the amount of cash such shareholder receives in the Merger and (b) the shareholder's adjusted tax basis in such shares. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the Effective Time the shareholder's holding period for the Happy Kids Common Stock is more than one year. In the case of individuals, "net capital gain," i.e., the excess of net long-term capital gain over net short-term capital loss, is generally subject to a reduced rate of federal income tax.

   Backup Withholding. Shareholders who own Happy Kids Common Stock should be aware that the Company will be required in certain cases to withhold and remit to the United States Internal Revenue Service 31% of amounts payable in the Merger to any person (a) who has provided either an incorrect tax identification number or no number at all, (b) who is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (c) who has failed to certify to the Company that it is not subject to backup withholding or that is an "exempt recipient." Backup withholding is not an additional tax, but rather may be credited against the taxpayer's tax liability for the year.

Dissenter's Rights

   Since the Company's common stock is designated as a national market system security on the NASDAQ National Market, pursuant to Section 910 of the BCL, dissenter's rights will not be available to shareholders of the Company. Accordingly, although a shareholder who objects to the Merger may vote against its adoption, since the members of the Management Group have indicated that they will vote in favor of the Merger, the approval by shareholders is assured and an objecting shareholder's only available alternative may be limited to selling the shareholder's common stock before the Merger takes place.


Certain Related Agreements

   Certain related agreements have been entered into in connection with the Merger Agreement, which agreements shall take effect upon consummation of the Merger. These agreements include a shareholder's agreement governing certain aspects of the relationship between the holders of the Rollover Shares, the Company and HIG-HK and employment agreements between the Company and each of Jack M. Benun, Mark J. Benun and Isaac M. Levy on the other hand.

Shareholders Agreement

   The Shareholders Agreement dated as of September 17, 1999, by and among Happy Kids, HIG-HK, the Management Investors (as defined therein) and the New Shareholders (as defined therein) provides that from and after the Effective Time each party thereto shall vote his or its shares of Surviving Corporation Common Stock (and any other voting securities of the Surviving Corporation over which he or it has voting control) and shall take all other necessary or desirable action within his or its control to insure that (a) the authorized number of directors of the Surviving Corporation shall be the number determined by the Investor, (b) each of the five representatives designated by HIG-HK (the "Investment Directors") and each of the four representatives designated by the Management Group (the "Management Directors") shall be elected to the Board of Directors of the Surviving Corporation, (c) no Investment Director shall be removed, except upon the written request of HIG-HK, (d) no Management Director shall be removed, except upon the written request of a majority of the Management Directors (other than the director to be removed), (e) any Management Director who ceases to be an employee of the Surviving Corporation shall be removed as a director, unless such director was terminated "without cause" or resigned for "good reason" and such director holds a minimum of five percent (5%) of the outstanding Surviving Corporation Common Stock, and (f) in the event that any Investment Director or Management Director ceases to serve as a member of the Board of Directors during his term of office, the resulting vacancy shall be filled by a representative designated by the vote of a majority of the shares controlled by HIG-HK (the "Investor Shares") or a majority of the shares controlled by the Management Group (the "Executive Shares"), as applicable, provided that if a Management Director ceases to serve as a result of his termination with "cause" or resignation without "good reason" then the resulting vacancy shall be filled by the vote of a majority of the Investor Shares.

   In addition, the terms of the Shareholders Agreement prohibit each holder of Executive Shares from selling, transferring, assigning, pledging or otherwise disposing of ("transferring") any interest in his shares without the prior written consent of HIG-HK, except that no prior written consent will be required in the event of (i) a public sale (a) pursuant to an offering registered under the Securities Act or (b) through a broker, dealer or market maker pursuant to Rule 144 under the Securities Act, (ii) a sale (upon approval by the Board of Directors and by holders of a majority of the then outstanding Surviving Corporation Common Stock) of all or substantially all of the Surviving Corporation's capital stock (whether by merger, consolidation, recapitalization, reorganization or other business combination) to any independent third party or group of third parties or (iii) a transfer of shares pursuant to the laws of descent and distribution or to the spouse and/or descendants of the holder, or a trust for the benefit of any of them; provided that any transferee pursuant to clause (iii) above shall be subject to the same restrictions set forth above. Holders of Investor Shares must provide notice to the Surviving Corporation and holders of Executive Shares at least 30 days prior to transferring Investor Shares to any person (other than an affiliate of HIG-HK). Such notice must (i) specify in reasonable detail the identity of the proposed transferee and the terms and conditions of the transfer and (ii) provide the opportunity for holders of Executive Shares to participate on a pro rata basis in the proposed sale, at the same price and on the same terms. Each holder of Investment Shares is obligated to use reasonable efforts to obtain the agreement of the proposed transferee to the participation of the other shareholders and will not transfer any of the Investor Shares unless (A) the proposed transferee agrees to allow the participation of such other shareholders or (B) the holder of Investor Shares purchases the number of shares of such class of Surviving Corporation capital stock from the other shareholder which the other shareholders would have been entitled to sell in a participation. Any transfer or purported transfer by any holder of Executive Shares or Investor Shares of any shares of capital stock of the Company in violation of the Shareholders Agreement shall be void ab initio and shall no longer be in force and effect.

   Upon termination of the employment of any member of the Management Group or his resignation (other than termination without cause or resignation with good reason) all shares of Surviving Corporation Common Stock issued or issuable to him shall be subject to repurchase by HIG-HK (including any shares of Surviving Corporation Common Stock held by his transferees), at a price per share equal to $7.164 per share, except that in the event of his death or disability, such shares may be transferred to the remaining members of the Management Group provided that if such shares are not transferred within 60 days of the death or disability of the holder, such shares shall be subject to repurchase by HIG-HK. All shares eligible for repurchase by HIG-HK that are not repurchased shall be subject to repurchase by the Surviving Corporation.

   Prior to consummation of an initial public offering, if the Board of Directors determines to sell all or substantially all of the Surviving Corporation's assets or outstanding capital stock (a "Sale") the holders of Executive Shares will be given the opportunity to participate in the sale process, to the extent such participation does not materially impede the process, and will have the opportunity to make an offer to the Board to purchase such assets or capital stock if they so desire. If the Board of Directors and the holders of a majority of the outstanding shares of Surviving Corporation Common Stock approve a Sale to an independent third party or group of independent third parties, then all parties to the Shareholders Agreement will consent to and raise no objection to such Sale, will waive all dissenter's rights, appraisal rights or similar rights in connection with such Sale (if the sale is structured as a merger or consolidation) and will agree to sell all of their respective shares and rights to acquire shares in a sale of stock) on the terms and conditions approved by the Board and a majority of the outstanding shares of Surviving Corporation Common Stock.

Employment Agreements

   Each member of the Management Group has entered into an Employment Agreement dated as of September 17, 1999. Each Employment Agreement is effective as of the Effective Time and provides for a term of three years (with an automatic renewal for successive one-year periods unless either party provides 60 days prior written notice otherwise). Jack M. Benun, Mark J. Benun and Isaac M. Levy will serve the Company as its President and Chief Executive Officer, Executive Vice President and Secretary, and Senior Vice President, respectively. In the event that the Merger is not consummated, the Employment Agreements shall be null and void ab initio.

   Pursuant to their Employment Agreements, Messrs. Jack M. Benun, Mark J. Benun and Isaac Levy will earn a base salary. In addition, each will be eligible to receive based upon the financial performance of the Company, cash bonuses to the members of the Management Group in a aggregate amount of up to approximately $9.5 million, based upon the Company's achievement of certain financial targets for fiscal year 1999, 2000 and 2001 and stock option grants in fiscal year 2001 representing, in the aggregate, up to 3% of the outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time, based upon the Company's achievement of certain financial targets in fiscal year 2001. Messrs. Benun, Benun and Levy will each also be entitled to participate in all employee benefit programs provided by the Company and will be reimbursed for all reasonable expenses incurred in the course of fulfilling his duties under the Employment Agreement.

   Upon termination of his employment by the Company without "cause" (as defined in the Employment Agreement) or resignation by the officer for "good reason" (as defined in the Employment Agreement), the officer will receive his base salary and health benefits for 180 days, and the maximum bonus for the fiscal 2000 to which each Officer would be entitled had his employment continued through the term subject to certain stated conditions. If the officer's employment is terminated for cause or the officer resigns without good reason, officer will receive only his base salary and accrued vacation. If the officer is terminated due to death or Permanent Disability or Incapacity (as defined under the Employment Agreement), the officer or his estate will receive his base salary at the current rate for three months after the termination plus a pro rata portion or such officer's annual bonus. All other benefits and bonuses payment terminate upon termination of the Employment Agreement.

   Each Employment Agreement contains non-competition and non-solicitation provisions prohibiting the officer, during the period of his employment and for two years thereafter, from (i) directly or indirectly participating anywhere in the world in the Company's business (as conducted by or proposed to be conducted), (ii) inducing or attempt to induce any employee of the Company or its subsidiaries to leave the employment of the Company or its subsidiaries or interfering with the relationship of the Company and the Company's employees, (iii) hiring any person who was a salaried employee of the Company during the officer's employment period, (iv) inducing or attempt to induce any customer or supplier of the Company to cease doing business with the Company or interfering with the relationship between such customer or supplier and the Company.

                  CERTAIN PROVISIONS OF THE MERGER AGREEMENT

   The following is a brief summary of the material aspects of the Merger Agreement, which appears as Annex A to this Proxy Statement and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement.

General

   The Merger Agreement provides that, following the approval of the Merger and the adoption of the Merger Agreement by the vote of the holders of a majority of the issued and outstanding shares of the Happy Kids Common Stock and the satisfaction or waiver of the other conditions to the Merger, Merger Sub will be merged with and into Happy Kids, and Happy Kids will continue as the Surviving Corporation after the Merger.

   Upon the terms and subject to the conditions of the Merger Agreement, immediately following the closing of the Merger the parties will cause the Merger to become effective by filing the Certificate of Merger with the New York Department of State in accordance with the relevant provisions of the BCL and the parties shall take such other and further actions as may be required by law to make the Merger effective.

Treatment of Securities in the Merger

   At the Effective Time, the shares of Happy Kids Common Stock and Options in respect thereof will be treated as follows:

   Cash Merger Price and Management Cash Price. At the Effective Time, each share of Happy Kids Common Stock held by the Company's shareholders (other than the Rollover Shares and the Management Shares) will be converted into the right to receive the Cash Merger Price. At the Effective Time, each Management Share will be converted into the right to receive the Management Cash Price.

   Payment of Cash Merger Price and Management Cash Price. The Cash Merger Price (or, if applicable, the Management Cash Price) will be paid promptly, but in any event not later than three business days following receipt by the Exchange Agent of certificates representing the shares (other than Rollover Shares) of Happy Kids Common Stock held by such shareholders. No interest will be paid or accrued on the Cash Merger Price (or, if applicable, the Management Cash Price). At the Effective Time, Merger Sub will deposit with the Exchange Agent for the benefit of the holders of shares of Happy Kids Common Stock, the funds necessary to pay the Cash Merger Price (or, if applicable, the Management Cash Price) for each share payable pursuant to the terms of the Merger Agreement. Promptly after the Effective Time, and in any event not later than three business days following the Effective Time, the Company shall cause the Exchange Agent to mail to each record holder of Happy Kids Common Stock immediately prior to the Effective Time (other than Rollover Shares) a letter of transmittal specifying that delivery shall be effected and risk of loss and title to the certificates representing the Happy Kids Common Stock held by such shareholder shall pass, only upon proper delivery of such certificates or an affidavit of loss in lieu of such certificates to the Exchange Agent, and providing instructions for use in surrendering certificates to the Exchange Agent for exchange into the Cash Merger Price (or, if applicable, the Management Cash Price). In the event that any certificate representing Happy Kids Common Stock has been lost, stolen or destroyed, in addition to providing an affidavit of lost certificate to the Exchange Agent, a shareholder receiving the Cash Merger Price (or, if applicable, the Management Cash Price) may, as a condition precedent to the payment thereof, be obligated to give the Surviving Corporation a bond in such sum as the Surviving Corporation might direct or may otherwise be required to indemnify the Surviving Corporation in an manner satisfactory to it against any claim that many be made against the Surviving Corporation with respect to the certificate claimed to have been lost, stolen or destroyed. Shareholders should not forward stock certificates to the Exchange Agent until they have received transmittal forms. Certificates should not be returned with the enclosed proxy cards. From and after the Effective Time, the stock transfer books of the Company in place prior to the Effective Time will be closed and thereafter there will be no transfers on such books of the shares of Happy Kids Common Stock which were outstanding immediately prior to the Effective Time.

   Rollover Shares. At the Effective Time, the Rollover Shares will be converted on a share-for-share basis into shares of the Surviving Corporation Common Stock. The Rollover Shares represent approximately 8.44% of the outstanding shares of Happy Kids Common Stock and will represent approximately 23.61% of the total outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time. Jack M. Benun, Mark J. Benun and Isaac Levy own, respectively, 372,023, 372,023 and 131,302 Rollover Shares, which represent approximately 3.59%, 3.59% and 1.27% of the outstanding shares of Happy Kids Common Stock and which will represent approximately 10.03%, 10.03% and 3.59%, respectively, of the total outstanding shares of Surviving Corporation Common Stock immediately following the Effective Time. See "Special Factors--Interests of Certain Persons in the Merger--Retention of Rollover Shares."

   Excluded Shares. At the Effective Time, each share of Happy Kids Common Stock held in the Company's treasury, if any, will be canceled and retired without payment of any consideration therefor.

   Issuance of Surviving Corporation Common Stock to HIG-HK. At the Effective Time, the issued and outstanding shares of Merger Sub will be converted into 2,832,183 shares of Surviving Corporation Common Stock, representing approximately 76.39% of the total outstanding shares of Surviving Corporation Common Stock.

   Payment for Options. Immediately prior to the Effective Time each holder of a then-outstanding employee stock option to purchase Happy Kids Common Stock, other than holders of certain non-vested employee Options, will be entitled to receive in settlement of such Option a cash payment from the Company equal to the product of (i) the total number of shares previously subject to such Option, but only to the extent such Option is exercisable as of the Closing Date and (ii) the excess of the Cash Merger Price over the exercise price per share subject to such Option, subject to any required withholding of taxes. The surrender of an Option to the Company as heretofore described shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. The Surviving Corporation will assume each employee's Option (or portion thereof) which is currently non-exercisable.

Board of Directors and Officers of the Surviving Corporation

   The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. A majority of the initial directors of the Surviving Corporation will be designees of HIG-HK. Jack M. Benun, Mark J. Benun, Isaac M. Levy and Andrew Glasgow will also be directors of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See "Directors and Executive Officers of the Surviving Corporation."

Certificate of Incorporation and By-laws of the Surviving Corporation

   Immediately following the Effective Time, the Certificate of Incorporation of the Company in effect immediately prior to the Effective Time shall be amended to provide for the number and types of shares to be issued by the Surviving Corporation and shall thereafter be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof, the Merger Agreement and applicable law.

   The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended in accordance with the provisions thereof, of the Merger Agreement and of applicable law.

Payment for Shares

   At the Effective Time, the Company will deposit with the Exchange Agent for the benefit of the holders of shares of Happy Kids Common Stock the funds necessary to pay the Cash Merger Price (or, if applicable, the Management Cash Price) for each share payable pursuant to the terms of the Merger Agreement.

   Promptly after the Effective Time, but in no event later than three business days following the Effective Time, the Exchange Agent will send to each record holder of Happy Kids Common Stock a letter of transmittal specifying that delivery shall be effected and risk of loss and title to the certificates representing the Happy Kids Common Stock held by such shareholder shall pass, only upon proper delivery of such certificates or an affidavit of loss in lieu of such certificates to the Exchange Agent, and providing instructions for use in surrendering to the Exchange Agent certificates for exchange into the Cash Merger Price (or, if applicable, the Management Cash Price). In the event that any certificate representing Happy Kids Common Stock has been lost, stolen or destroyed, in addition to providing an affidavit of lost certificate to the Exchange Agent, a shareholder receiving the Cash Merger Price (or, if applicable, the Management Cash Price) may, as a condition precedent to the payment thereof, be obligated to give the Surviving Corporation a bond in such sum as the Surviving Corporation might direct or may otherwise be required to indemnify the Surviving Corporation in an manner satisfactory to it against any claim that many be made against the Surviving Corporation with respect to the certificate claimed to have been lost, stolen or destroyed.

   SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL FORMS. SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

   Upon surrender to the Exchange Agent of such certificate or certificates together with a letter of transmittal duly executed each holder of an outstanding share certificate or certificates which prior to the Effective Time represented shares of Happy Kids Common Stock (other than the Rollover Shares), by the Exchange Agent, shall be entitled to receive promptly, but in any event not later than three business days following receipt thereof the Cash Merger Price (or, if applicable, the Management Cash Price) in respect of each share of Happy Kids Common Stock theretofore evidenced by such certificate or certificates so surrendered. Until surrendered, each such certificate (other than certificates representing Excluded Shares), will be deemed for all purposes to evidence only the right to receive the Cash Merger Price (or, if applicable, the Management Cash Price) for holders of Happy Kids Common Stock (other than the Rollover Shares). In no event will the holder of any surrendered certificate be entitled to receive interest on the Cash Merger Price (or, if applicable, the Management Cash Price).

   Upon surrender to the Exchange Agent of a certificate or certificates representing Rollover Shares together with a letter of transmittal duly executed, each holder of an outstanding share certificate or certificates which prior to the Effective Time represented Rollover Shares shall be entitled to receive promptly, but in any event not later than three business days following receipt thereof, on a share-for-share basis, a certificate or certificates representing the shares of Surviving Corporation Common Stock. Until surrendered, each certificate representing Rollover Shares will be deemed for all purposes to evidence only the right to receive shares of Surviving Corporation Common Stock in exchange therefor.

   If the Cash Merger Price (or, if applicable, the Management Cash Price) (or any portion thereof) is to be delivered to a person other than the person in whose name the certificates surrendered in exchange therefor are registered, it shall be a condition to the payment of such consideration that the certificates so surrendered are properly endorsed and otherwise are in proper form for transfer and that the person surrendering such shares shall request such transfer pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Cash Merger Price (or, if applicable, the Management Cash Price) to a person other than the registered holder of the share certificate surrendered or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid.

   From and after the Effective Time, the stock transfer books of the Company in place prior to the Effective Time will be closed and thereafter there will be no transfers on such books of the shares of Happy Kids Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to the Surviving Corporation, they will be canceled and exchanged for the Cash Merger Price (or, if applicable, the Management Cash Price).

   Any funds remaining with the Exchange Agent 180 days following the Effective Time will be delivered to the Surviving Corporation. Thereafter each holder of Happy Kids Common Stock (other than Rollover Shares) prior to the Merger may surrender such shares to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Cash Merger Price (or, if applicable, the Management Cash Price) relating thereto.

Representations and Warranties

   Representations and Warranties of the Company. The Merger Agreement contains representations and warranties of the Company with respect to the Company and its subsidiaries relating to, among other things, (a) organization and qualification of the Company and its subsidiaries; (b) capitalization of the Company and its subsidiaries; (c) the authorization, execution, delivery, performance, and enforceability of the Merger Agreement and related matters;
(d) non-contravention of organizational documents, contracts and applicable laws; (e) consents and approvals; (f) SEC reporting, financial statements and other financial information; (g) compliance with applicable laws; (h) litigation; (i) accuracy of information provided in this Proxy Statement and in other filings with governmental authorities; (j) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder ("ERISA"); (k) tax matters; (l) environmental, health and safety matters; (m) absence of certain changes in the Company's business and that of its Subsidiaries; (n) matters related to the use of brokers and finders, and payment of fees or other expenses related thereto; (o) the receipt of the opinion of the Company's financial advisor;
(p) material contracts of the Company and its subsidiaries; (q) recommendation of the Company's Board of Directors and the Special Committee of the Board of Directors with respect to the Merger, the Merger Agreement and the transactions related thereto; (r) the required shareholder approval with respect to the Merger, the Merger Agreement and the transactions related thereto; (s) intellectual property matters (including without limitation, licenses); (t) related party transactions; (u) the applicability of state takeover statutes; (v) labor relations and employment; (w) Year 2000 compliant technology and systems; (x) real estate; and (y) compliance with international trade laws and regulations.

   Representations and Warranties of Merger Sub. The Merger Agreement contains representations and warranties of Merger Sub relating to, among other things,
(a) organization and qualification; (b) the authorization, execution, delivery, performance, and enforceability of the Merger Agreement and related matters; (c) consents and approvals; (d) the non-contravention of organizational documents, contracts, and applicable laws; (e) the accuracy of information provided by Merger Sub for use in this Proxy Statement and other filings with governmental authorities; (f) the financing of the Merger; (g) beneficial ownership of Happy Kids Common Stock; (h) matters relating to the use of brokers and finders, and payment of fees or other expenses related thereto; (i) activities of Merger Sub prior to the Merger; (j) litigation; and
(k) compliance with the confidentiality agreement previously executed by HIG.

Covenants

   Interim Operations. In general, the Company has agreed that prior to the Effective Time, except as otherwise provided in the Merger Agreement or unless Merger Sub has consented in writing thereto, the Company will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice; and (b) use its commercially reasonable efforts to maintain its business organizations, keep available its officers and employees, and preserve its business relationships and goodwill. Furthermore, the Company has generally agreed that, prior to the Effective Time, except as otherwise provided in the Merger Agreement or unless Merger Sub has consented in writing thereto, the Company will not, and will cause its subsidiaries not to (a) adopt or amend in any material respect any bonus, profit-sharing, compensation, severance, stock option or other employee benefit plan, agreement or arrangement (other than annual bonuses made in the ordinary course of business) for the benefit of any employee, officer or director of the Company or any of its subsidiaries or pay any benefit not required by any existing agreement or place any assets in trust for the benefit of any employee, officer or director, in each other than in the ordinary course of business; (b) incur indebtedness for borrowed money (other than under existing lines of credit drawn to fund working capital (up to a maximum of $3 million); (c) make capital expenditures in excess of $50,000; (d) (x) declare, set aside or pay dividends on any of its capital stock, (y) split, combine or reclassify any of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock (or any other of its securities or any rights, warrants or options to acquire any such shares or other securities); (e) other than issuances upon exercise of the Options or pursuant to the Stock Option Plan, authorize the issuance of, or issue, grant, deliver or sell, or commit to issue, grant, deliver, sell, dispose of, pledge or encumber (i) any capital stock of the Company or any of its subsidiaries (whether through the issuance of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or (ii) any other voting securities of the Company or any of its subsidiaries or securities convertible into or exchangeable for such securities or any options, warrants, rights, calls or commitments to acquire any such shares, voting securities or other securities of the company or any of its subsidiaries; (f) amend its Certificate of Incorporation or by-laws, or enter into any merger, recapitalization, reorganization or other restructuring of the Company or any of its subsidiaries; (g) make or agree to make any acquisition of assets other than purchases of inventory in the ordinary course of business or acquisitions in the ordinary course of business requiring payments not in excess of $100,000; (h) settle or compromise any shareholder litigation or settle, pay or compromise any claims not required to be paid; (i) take any action that would cause the representations and warranties set forth in the Merger Agreement to be untrue; (j) make any change to its accounting methods or periods, file any amended tax return or settle any tax claim or assessment, consent to the extension or waiver of any period of limitation applicable to any tax claim or assessment or take any similar action, or omit to take any action relating to the filing of any tax return or payment of any tax, if such action or omission would have the effect of increasing the present or future tax liability or decreasing the present or future tax asset of the Company, any of its subsidiaries, Merger Sub or HIG.

   Investigation by Merger Sub. Under the Merger Agreement, the Company has agreed to, and cause its subsidiaries and the Company's counsel, accountants and other representatives to give Merger Sub, its counsel, accountants and other representatives reasonable access upon reasonable notice and during normal business hours to the offices and other facilities and to the books and records of the Company and its subsidiaries. The Company and its subsidiaries shall furnish to Merger Sub and its representatives and BT and BTC and their representatives information with respect to the business as Merger Sub, or representatives of BT or BTC may from time to time reasonably request. All information furnished by the Company pursuant to this covenant will be subject to the provisions of the letter agreement between HIG and BDO, dated March 3, 1999 (the "Confidentiality Agreement").

   Additional Covenants. In addition to the foregoing, the Company and Merger Sub have agreed to certain covenants regarding (a) governmental or regulatory filings; (b) cooperation of the Company's officers, employees and advisors in connection with the arrangement of financing; (c) public announcements; (d) the treatment of existing employee benefit arrangements following the Effective Time; (e) the indemnification of the present and former officers, directors, employees and agents of the Company and its subsidiaries and the continued provision of officers and directors insurance following the Effective Time; (f) notices of changes with respect to the accuracy of representations or warranties or the ability of any obligations, conditions or covenants under the Merger Agreement to be fulfilled, satisfied or complied with; (g) challenging the applicability of a state take over law; (h) the payment of interim liabilities of the Company; (i) the provision of interim financial information with respect to the Company to Merger Sub; (j) the preparation and filing of the Proxy Statement (and all amendments thereto) and the convening of a special meeting of the shareholders for the purpose of approving the Merger, the Merger Agreement and the other transactions contemplated thereby; (k) the Company using reasonable efforts to obtain a letter from its independent accountants certifying that the Merger will be accounted for as a recapitalization; (l) payment of conveyance taxes; and (m) the delisting of the Happy Kids Common Stock from NASDAQ National Market and the termination of the Company's registration under the Exchange Act.

   The Company covenants under the Merger Agreement that the Proxy Statement will comply in all material respects with the provisions of applicable federal securities laws and that on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company make no representation with respect to information supplied by Merger Sub for inclusion in the Proxy Statement. Both Merger Sub and the Company covenant and agree to promptly correct any information provided by either of them for use in the Proxy Statement if and to the extent that such information shall be or become false or misleading.

No Solicitation

   Under the Merger Agreement, from and after October 15, 1999 until the termination of the Merger Agreement, the Company and its representatives are prohibited taking any of the following actions: (i) directly or indirectly soliciting, initiating, or encouraging or taking any other action for the purpose of facilitating any inquiries or proposals from any person that constitute, or may reasonably be expected to lead to, an acquisition, purchase, merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving any material portion of the assets or any securities of, any merger, consolidation or business combination with, or any public announcement of a proposal, plan or intention to do any of the foregoing by, the Company or any of its subsidiaries (each, an "Acquisition Proposal"); (ii) entering into, maintaining or continuing discussions or negotiations with any person in furtherance of such inquiries or to obtain an Acquisition Proposal; (iii) agreeing to or endorsing any Acquisition Proposal; (iv) entering into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement or (v) authorizing any representative of the Company to take any of the foregoing actions.

   Notwithstanding the foregoing, prior to the approval of the Merger and the Merger Agreement by the shareholders of the Company, neither the Board of Directors of the Company nor the Special Committee of the Board of Directors is prohibited from (i) furnishing information to and engaging in discussion and negotiations with any person or entity who makes an unsolicited bona fide written Acquisition Proposal if the Board or the Special Committee, as applicable, believes in good faith after consultation with independent legal counsel that it has a fiduciary obligation to furnish such information or engage in such discussions or negotiations, provided that prior to taking such action, the Company notifies Merger Sub of its intentions and provided, further, that prior to taking such action the Company obtains a written confidentiality agreement from the appropriate parties, which agreement shall be substantially similar to the Confidentiality Agreement; (ii) failing to make or withdrawing its recommendation of the Merger and the Merger Agreement if the Board or the Special Committee, as the case may be, after consultation with independent legal counsel, determines in good faith that it has a fiduciary obligation to do so and (iii) disclosing to the holders of Happy Kids Common Stock a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act or taking any other legally required action or any action required by the rules or regulations of any self-regulating securities exchange, market or other body. No action taken by the Board or the Special Committee, as the case may be, in reliance upon the provisions of clauses (i),
(ii) or (iii) above, shall constitute a breach of the Merger Agreement by the Company. In addition to complying with the foregoing restrictions, the Merger Agreement obligates the Company to inform Merger Sub of the receipt of any written Acquisition Proposal (including any subsequent changes or modifications of such proposal) and of the identity of the person making such proposal. Further, to the extent that, as of October 14, 1999, the Company or any of its representatives are engaged in discussions or negotiations with any person that do not at such time meet the requirements of clause (i) above, the Company is obligated to terminate such discussions and negotiations and to cause its affiliates and representatives to terminate such discussions and negotiations.

   If the existence of an Acquisition Proposal results in the termination of the Merger Agreement by the Company or Merger Sub, the Company may be obligated to pay a fee of $4.0 million to Merger Sub in connection therewith.

Conditions To The Consummation Of The Merger

   Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each of the Company and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the closing date of the Merger of the following conditions:

   (a) The Merger Agreement and the transactions contemplated thereby shall have been approved by two-thirds of the holders of the issued and outstanding shares of the Happy Kids Common Stock in accordance with the BCL;

   (b) No United States federal or state statute, rule or shall have been enacted or promulgated after the date of the Merger Agreement that would result in the imposition of material limitations on the ability of Merger Sub to acquire or hold the business of the Company and its subsidiaries taken as a whole; and

   (c) The waiting period, if any (and any extension thereof), applicable to the Merger under the HSR Act shall have expired or been terminated.

   Conditions to the Obligations of Merger Sub to Effect the Merger. The obligations of Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any of which may be waived by Merger Sub:

     (a) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date in all respects, (except where the failure to be true and correct does not have a Material Adverse Effect on the Company, other than representations and warranties of the Company that relate to a specific date which shall be true and correct in all respects as of such date. Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company certifying the foregoing;

     (b) the Company shall have performed all obligations required to be performed by it prior to the closing date in all material respects.

     (c) Merger Sub shall have received evidence, in form and substance reasonably satisfactory to Merger Sub, that all required consents, licenses, permits, approvals, authorizations, qualifications and orders of any governmental authority and all consents of third parties designated by Merger Sub have been obtained;

     (d) No court of competent jurisdiction in the United States or other United States governmental entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise
  (i) prohibiting the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) prohibiting or limiting the ownership or operation by the Company or any of its subsidiaries of any material portion of the business or assets of the Company or any of its subsidiaries, or to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement or (iii) imposing limitations on the ability of Merger Sub (or any shareholder of Merger Sub), to acquire or hold, or exercise full right of ownership of, any Happy Kids Common Stock, including, without limitation, the right to vote Happy Kids Common Stock on all matters properly presented to shareholders of the Company;

     (e) The funding contemplated by the Financing Letters shall have been obtained provided that if the failure to receive such funding is caused by Merger Sub's breach in any material respect of any representation, warranty, covenant or agreement made by Merger Sub and solely within the control of Merger Sub in any Financing Letter, then in such event Merger Sub's obligation to consummate the Merger shall not be subject to the satisfaction of this condition;

     (f) From the date of execution of the Merger Agreement, there shall not have occurred a Material Adverse Effect on the Company (as defined in the Merger Agreement) provided that neither any event relating to matters disclosed to Merger Sub, HIG or any of their affiliates with respect to issues discussed in press releases of the Company dated July 1, 1999 and August 12, 1999, nor any suit, claim, action or proceeding disclosed on the disclosure schedule relating to the Merger Agreement (or any suit, or action alleging facts or stating claims of a similar nature or that could reasonably be expected to arise out of or in connection with the negotiation and consummation of the Merger) shall constitute a Material Adverse Effect on the Company.

     (g) All Options, except for certain unvested employee options, shall have been canceled after payment of consideration in exchange therefor as contemplated by the Merger Agreement. After the Effective Time, the Surviving Corporation will continue the Stock Option Plan.

     (h) all existing directors of the Company shall have tendered their resignations effective as of the Effective Time.

     (i) Merger Sub shall have received an opinion from counsel for the Company in form and substance satisfactory to Merger Sub, and Merger Sub's lenders shall have been allowed to rely thereon.

     Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are subject to the following conditions, any of which may be waived by the Company:

       (a) the representations and warranties of Merger Sub contained in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date other than representations and warranties of the Company that relate to a specific date which shall be true and correct in all respects as of such date. The Company shall have received a certificate signed by the President or a Vice President of Merger Sub certifying the foregoing;

       (b) Merger Sub shall have performed the obligations required to be performed by it under the Merger Agreement in all material respects.

       (c) The Company shall have received an opinion from counsel for Merger Sub in form and substance satisfactory to the Company;

       (d) at the closing, the Surviving Corporation shall have paid in full the Notes, which Notes are held by members of the Management Group; and

       (e) no court of competent jurisdiction in the United States or other United States governmental entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise (i) prohibiting the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) prohibiting or limiting the ownership or operation by the Company or any of its subsidiaries of any material portion of the business or assets of the Company or any of its subsidiaries, or to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement or (iii) imposing limitations on the ability of Merger Sub (or any shareholder of Merger Sub), to acquire or hold, or exercise full right of ownership of, any Happy Kids Common Stock, including, without limitation, the right to vote Happy Kids Common Stock on all matters properly presented to shareholders of the Company.

Termination; Effects of Termination

   Termination by Mutual Written Consent. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of the Company by mutual written consent of Merger Sub and the Company upon action by their respective Boards of Directors.

   Termination by the Company. The Merger Agreement may be terminated by the Company at any time prior to the Effective Time, if a person has made a Formal Acquisition Proposal (as defined in the Merger Agreement) or has commenced a tender or exchange offer for the Happy Kids Common Stock and the Board of Directors of the Company or the Special Committee, determines in good faith that its fiduciary duties require it to accept such proposal, provided that the Company must provide two days prior written notice to Merger Sub. In the event that the Merger Agreement is terminated by the Company pursuant to the provision of the Merger Agreement described in this paragraph, the Company shall pay Merger Sub a fee of $4.0 million.

   Termination by Merger Sub. The Merger Agreement may be terminated at any time prior to the Effective Time by Merger Sub if the Board of Directors of the Company shall have (i) failed to recommend to the shareholders of the Company that they approve the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) withdrawn or modified in a manner adverse to Merger Sub, its approval or recommendation of the Merger Agreement or the Merger, (iii) approved, recommended or endorsed an Acquisition Proposal, or (iv) resolved to do any of the foregoing. In the event that the Merger Agreement is terminated by the Company pursuant to the provision of the Merger Agreement described in this paragraph, the Company shall pay Merger Sub a fee of $4.0 million.

   Termination by Either Merger Sub or the Company. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of the Company by either Merger Sub or the Company if:

     (a) the Merger shall not have been consummated by February 15, 2000; provided, that the terminating party shall not have materially breached the Merger Agreement;

     (b) Any court of competent jurisdiction in the United States or other United States governmental entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree or ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate the Merger Agreement had used its commercially reasonable efforts to remove or lift such order, decree, ruling or other action;

     (c) if the approval of the Company's shareholders is not obtained due to the failure to obtain the required vote at a duly held meeting of the shareholders; or

     (d) if the other party is in material breach of the Merger Agreement, which breach has not been cured within 20 days of receipt by the breaching party of written notice from the non-breaching party of such breach.

   So long as prior to such termination Merger Sub has not materially breached the Merger Agreement, the Company shall pay Merger Sub a fee of $4.0 million in the event that the Merger Agreement is terminated: (a) by the Company in order to accept a Formal Acquisition Proposal, (b) by Merger Sub if the Merger has not been consummated on or prior to February 15, 2000, if such failure is due at least in part to a material breach of the Merger Agreement by the Company, (c) by Merger Sub due to the Company Board's (i) failure to recommend that the shareholders approve the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) withdrawal or modification of its recommendation or approval in a manner adverse to Merger Sub, (iii) approval or recommendation of an Acquisition Proposal or (iv) resolution to take any action described in clauses (i)-(iii), or (d) by Merger Sub due to the Company's material breach of the Merger Agreement, which breach is not cured within 20 days of receipt of written notice from Merger Sub to the Company.

   So long prior to such termination the Company has not materially breached the Merger Agreement, Merger Sub shall reimburse the Company for all reasonable out-of-pocket expenses and fees (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants) incurred by the Company prior to the date of termination of the Merger Agreement in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement and the financing thereof if the Merger Agreement is terminated (a) by the Company if the Merger has not been consummated on or prior to February 15, 2000, if such failure is due at least in part to a material breach of the Merger Agreement by Merger Sub or (b) by the Company due to Merger Sub's material breach of the Merger Agreement, which breach is not cured within 20 days of receipt of written notice from the Company to Merger Sub.

Amendment

   The Merger Agreement may be amended by the parties thereto at any time before or after approval of the Merger Agreement by the shareholders of the Company, but after any such shareholder approval, no amendment shall be made which decreases the amounts payable to any shareholders without the approval of such shareholders without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data of Happy Kids Inc. at December 31, 1998 and as of and for each of the four years in the period ending December 31, 1998 is derived from the Happy Kids Inc. audited financial statements and are incorporated by reference to this proxy statement. The selected statement of operations and balance sheet data as of and for the year ended December 31, 1994 have been derived from the audited consolidated financial statements of the Company not incorporated by reference therein. The selected consolidated financial data of Happy Kids Inc. as of and for the six months ended June 30, 1999 and 1998 has been derived from unaudited consolidated financial statements of Happy Kids Inc. incorporated by reference in this proxy statement. In the opinion of Happy Kids Inc. management, the six month financial data includes all necessary adjustments for a fair presentation of that data in conformity with generally accepted accounting standards.

                                                                      Six Months
                                        Year ended                       Ended
                         ------------------------------------------ ---------------
                                                                     June    June
                                                                      30,     30,
                          1994    1995     1996     1997     1998    1998    1999
                         ------- -------  ------- -------- -------- ------- -------
                                 (In thousands, except per share amounts)
                                                                      (Unaudited)
Statement of Operations
 Data
  Net Sales............. $74,520 $79,828  $90,723 $106,673 $154,559 $67,728 $83,303
  Gross Profit..........  15,276  14,792   20,837   26,925   40,763  17,176  22,122
  Operating Expenses....  12,320  14,816   15,370   18,457   22,449  10,581  13,932
                         ------- -------  ------- -------- -------- ------- -------
  Operating income
   (loss)...............   2,956     (24)   5,467    8,468   18,314   6,595   8,190
  Interest expense,
   net..................   1,631   2,375    2,980    3,803    2,077   1,318     578
                         ------- -------  ------- -------- -------- ------- -------
  Income (loss) before
   pro forma income
   taxes................   1,325  (2,399)   2,487    4,665   16,237   5,277   7,612
  Pro forma net
   income(1)............ $   703 $(1,463) $ 1,497 $  2,704 $  9,580 $ 4,905 $ 4,415
                         ======= =======  ======= ======== ======== ======= =======
  Pro forma basic net
   income per share..... $  0.09 $ (0.19) $  0.19 $   0.35 $   1.00 $  0.55 $  0.43
                         ======= =======  ======= ======== ======== ======= =======
  Pro forma diluted net
   income per share..... $  0.09 $ (0.19) $  0.19 $   0.35 $   0.99 $  0.55 $  0.43
                         ======= =======  ======= ======== ======== ======= =======
  Pro forma weighted
   average shares
   outstanding--basic...   7,750   7,750    7,750    7,750    9,625   8,976  10,322
                         ======= =======  ======= ======== ======== ======= =======
  Pro forma weighted
   average shares
   outstanding--
   diluted..............   7,750   7,750    7,750    7,750    9,637   8,985  10,356
                         ======= =======  ======= ======== ======== ======= =======
                                       December 31,
                         ------------------------------------------
                                                                     June    June
                                                                      30,     30,
                          1994    1995     1996     1997     1998    1998    1999
                         ------- -------  ------- -------- -------- ------- -------
                                                                      (Unaudited)
Balance Sheet Data:
  Working Capital....... $ 5,942 $ 3,260  $ 5,228 $  6,419 $ 36,295 $30,002 $35,629
  Total Assets..........  27,570  33,568   33,986   44,952   50,452  49,090  67,614
  Due to bank...........  14,435  21,340   19,732   24,863    3,753   3,780  11,995
  Due to shareholders...   1,200   1,500    1,560    1,400    5,719   5,888   5,570
  Capital Lease
   obligations..........      14      52      123       68       27      44     --
  Shareholders' Equity..   6,135   3,848    5,573    6,644   32,531  25,802  37,946

--------
(1) Prior to April 2, 1998, the Company had operated as an S Corporation for federal and New York state income tax purposes since 1988. Two of the wholly-owned subsidiaries are C Corporations and, accordingly, have been taxed at the appropriate corporate federal and state tax rates. The historical Consolidated Financial Statements do not include a provision for federal and state income taxes for such periods for those subsidiaries which had elected to be treated as S Corporations. A provision for state income taxes has been made for those states not recognizing S Corporation status. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods.

                                HAPPY KIDS INC.

           PRO FORMA UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                                (IN THOUSANDS)

   The accompanying unaudited pro forma condensed consolidated income statement for the year ended December 31, 1998 and for the six months ended June 30, 1999 have been prepared to give effect to the acquisition of certain assets of D. Glasgow & Sons, Inc. ("Glasgow"), in each case, as if it had occurred on January 1, 1998 and January 1, 1999, respectively. The acquisition of Glasgow was completed on April 13, 1999 and was accounted for under the purchase method of accounting.

   All adjustments necessary to fairly present this pro forma condensed consolidated financial information have been made based on available information and assumptions which, in the opinion of management, are reasonable. All such pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information is based upon and should be read in conjunction with, the historical consolidated financial statements of the Company and the notes thereto incorporated by reference to this Proxy Statement. The pro forma condensed consolidated financial statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the acquisition of Glasgow and the other adjustments described below in fact occurred as of such dates or to project the Company's results of operations or financial condition for any future period or as of any date. In addition, there can be no assurance that the assumptions used in the preparation of the pro forma condensed consolidated financial statements will prove to be correct.

                              UNAUDITED PRO FORMA
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                        (in thousands, except per share)

                                      Year Ended December 31, 1998
                              ------------------------------------------------
                                                                    Pro Forma
                              Happy Kids  Glasgow                  Happy Kids
                              Historical Historical Adjustments    and Glasgow
                              ---------- ---------- -----------    -----------
Net sales....................  $154,559   $29,756                   $184,315
Cost of goods sold...........   113,796    23,991                    137,787
                               --------   -------                   --------
Gross profit.................    40,763     5,765                     46,528
                               --------   -------                   --------
Operating expenses...........    22,449     5,142     $   248 a       27,839
                               --------   -------     -------       --------
Operating earnings...........    18,314       623        (248)        18,689
                               --------   -------     -------       --------
Interest expense, net........     2,077     1,039         546 b        3,662
                               --------   -------     -------       --------
Income (loss) before income
 taxes.......................    16,237      (416)       (794)        15,027
                               --------   -------     -------       --------
Income taxes (benefit).......     4,603                 1,558 c, d     6,161
                               --------   -------     -------       --------
Net income (loss)............  $ 11,634   $  (416)    $(2,352)      $  8,866
                               ========   =======     =======       ========
Basic net income per share...  $   1.21                             $   0.91
                               ========                             ========
Weighted average shares
 outstanding-basic...........     9,625                    96 e        9,721
                               ========               =======       ========
Diluted net income per
 share.......................  $   1.21                             $   0.91
                               ========                             ========
Weighted average shares
 outstanding-diluted.........     9,637                    96 e        9,733
                               ========               =======       ========

                              UNAUDITED PRO FORMA
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                        Six Months Ended June 30, 1999
                         ---------------------------------------------------------------
                                                                              Pro Forma
                                                   Pro Forma                  Adjusted
                         Happy Kids    Glasgow    Happy Kids                 Happy Kids
                         Historical Historical(1) and Glasgow Adjustments    and Glasgow
                         ---------- ------------- ----------- -----------    -----------
Net sales...............  $83,303      $7,882       $91,185                    $91,185
Cost of goods sold......   61,181       5,905        67,086                     67,086
                          -------      ------       -------                    -------
Gross profit............   22,122       1,977        24,099                     24,099
                          -------      ------       -------                    -------
Operating expenses:
Operating expenses......   13,932       1,356        15,288      $  95 a        15,383
                          -------      ------       -------      -----         -------
Operating earnings......    8,190         621         8,811        (95)          8,717
                          -------      ------       -------      -----         -------
Interest expense, net...      578         252           830        155 b           985
                          -------      ------       -------      -----         -------
Income before income
 taxes..................  $ 7,612         369       $ 7,981       (250)        $ 7,731
Provision for income
 taxes..................    3,197         --          3,197         50(c)(d)     3,247
                          -------      ------       -------      -----         -------
Net income..............  $ 4,415      $  369       $ 4,784      $(300)        $ 4,484
                          =======      ======       =======      =====         =======
Basic income per common
 share..................  $  0.43                   $  0.46                    $  0.43
                          =======                   =======                    =======
Weighted average common
 shares outstanding-
 basic..................   10,322                    10,322                     10,322
                          =======                   =======                    =======
Diluted income per
 common share...........  $  0.43                   $  0.46                    $  0.43
                          =======                   =======                    =======
Weighted average common
 shares outstanding-
 diluted................   10,356                    10,356                     10,356
                          =======                   =======                    =======

--------
(1) Glasgow historical amounts include the unaudited results of Glasgow for the period of January 1, 1999 through April 13, 1999.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The adjustments below were prepared based on data currently available and in some cases are based on estimates of approximations. It is possible that the actual amounts to be recorded may have an impact on the results of operations and the balance sheet different from that reflected in the accompanying pro forma unaudited condensed consolidated financial statements.

Statement of operations for the year ended December 31, 1998 and the six months ended June 30, 1999:

                                                Year Ended     Six Months Ended
                                             December 31, 1998  June 30, 1999
                                             ----------------- ----------------
(a)To record goodwill amortization based on
 a twenty-year life........................       $  248             $ 95
                                                  ======             ====
(b) To record interest on borrowings to
    finance cash payment to Glasgow and
    costs incurred in connection with the
    acquisition line of credit of $6.8
    million at 8%..........................       $  546             $155
                                                  ======             ====
(c) To record the tax effect of pro forma
    adjustments and record income tax
    expense as if Glasgow and Happy Kids
    had been subject to Federal and
    additional state and local income taxes
    which they were not subject to because
    they were S corporations...............       $1,558             $ 50
                                                  ======             ====
(d) Prior to April 2, 1998, the Company had
    operated as an S Corporation for
    federal and New York state income tax
    purposes since 1988. Two of the wholly-
    owned subsidiaries are C Corporations
    and, accordingly, have been taxed at
    the appropriate corporate federal and
    state tax rates. The historical
    Consolidated Financial Statements do
    not include a provision for federal and
    state income taxes for such periods for
    those subsidiaries which had elected to
    be treated as S Corporations. A
    provision for state income taxes has
    been made for those states not
    recognizing S Corporation status. Pro
    forma net income has been computed as
    if the Company had been fully subject
    to federal and state income taxes based
    on the tax laws in effect during the
    respective periods.
(e) Common stock
    Issuance of 95,693 shares of common
    stock in connection with the
    acquisition.

                          MARKET PRICES AND DIVIDENDS

   Prior to April 2, 1998, there was no established market for the Company's capital stock. On April 2, 1998, the Company made an initial public offering of 2,200,000 shares of Happy Kids Common Stock at a price per share of $10.00, for aggregate net proceeds of $20,460,000. Happy Kids Common Stock is traded on the Nasdaq National Market under the symbol "HKID." On September 17, 1999, the last trading day prior to the public announcement that Happy Kids and Merger Sub had executed the Merger Agreement, the high and low sale prices per share of Happy Kids Common Stock as reported on the Nasdaq National Market were $10.50 and $10.3125, respectively.

   The following table sets forth the high and low sale prices per share of Happy Kids Common Stock on the Nasdaq National Market with respect to each quarterly period since Second Quarter 1998.

                                                                   High   Low
                                                                  ------ ------
FISCAL 1998
  Second Quarter (April 1-June 30)............................... $14.75 $10.50
  Third Quarter (July 1-September 30)............................ $14.25 $ 7.38
  Fourth Quarter (October 1-December 31)......................... $14.00 $ 6.75
FISCAL 1999
  First Quarter (January 1-March 31)............................. $14.25 $ 8.82
  Second Quarter (April 1-June 30)............................... $14.88 $ 7.00
  Third Quarter (July 1-September 30)............................ $11.06 $ 8.75

   The Company has not paid cash dividends on the Happy Kids Common Stock in the past and has no present intention of paying cash dividends on its common stock in the foreseeable future. In addition, the payment of dividends by the Company is subject to certain restrictions under the Company's existing credit agreements, which will be refinanced in connection with the Merger. Under the Merger Agreement, the Company has agreed not to pay any dividends on the Happy Kids Common Stock prior to the Effective Time. Pursuant to the terms of the agreements contemplated by the Financing Letters, the Surviving Corporation's ability to pay certain dividends will be restricted.

                            FINANCING OF THE MERGER

   Financing of the Merger will require approximately $100.8 million to pay the Cash Merger Price and the Management Cash Price, to pay the value of the Options, to refinance certain existing indebtedness and capital leases of Happy Kids and its subsidiaries (the "Refinancing"), to pay in full the Notes held by members of the Management Group and to pay the fees and expenses in connection with the Merger and such financing. These funds are expected to be provided through (i) term loan facilities of up to $60 million; (ii) drawings of up to $10.5 million under the Revolver; (iii) equity financing provided by HIG in the amount of $20.3 million through the purchase of the common stock of Merger Sub; and (iv) a $10 million senior subordinated loan (which may take the form of senior subordinated notes). The Surviving Corporation expects to repay the new debt described herein from its cash flow from operations and/or proceeds from new debt or equity financings. Merger Sub's obligation to consummate the Merger is conditioned upon Merger Sub having received the proceeds of the financing described above on the terms and conditions described in the Financing Letters.

   Senior Secured Financing. HIG has obtained a written commitment from BT, as Agent (the "BT Commitment Letter") to provide the Surviving Corporation with secured credit facility (the "Senior Facility") in an aggregate amount of $110 million consisting of (i) a $60 million senior term loan ("Term Loan") maturing five years from the date of initial borrowing under the Senior Facility and (ii) a $50 million revolving credit facility (the "Revolver") maturing five years from the date of initial borrowing under the Senior Facility. The Revolver will have a $30 million sublimit available for the issuance of letters of credit.

   The Surviving Corporation and its subsidiaries will be the borrower under the Senior Facility and all direct and indirect subsidiaries of the Surviving Corporation will guarantee the Senior Facility.

   The interest rates under the Senior Facility will be, at the Surviving Corporations' option, either (i) the Base Rate (defined in the BT Financing Letter as higher of BT's prime lending rate or 1/2 of 1% per annum in excess of the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System) plus an applicable margin or (ii) the Eurodollar Rate (LIBOR 360 day basis) plus an applicable margin. The applicable margins will be fixed initially. Thereafter, the applicable margins will be subject to quarterly stepdowns based upon a leverage test of the Surviving Corporations' total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA").

   The documents for the Senior Facility will contain affirmative, negative and financial covenants and events of default customary for credit facilities of a size and type similar to the Senior Facility.

   The BT Commitment Letter will expire in accordance with its terms if the Merger is not consummated on or prior to December 15, 1999.

 Senior Subordinated Loan

   HIG has received a written commitment from BTC (the "BTC Commitment Letter") to provide to the Surviving Corporation a $10 million senior subordinated loan (which at the option of the Company may take the form of senior subordinated notes) to assist in financing the merger (the "Senior Subordinated Loan"). The Senior Subordinated Loan will mature nine years from the Closing Date. The Senior Subordinated Loan will be senior or pari passu to all future and other existing indebtedness of the Surviving Corporation, other than senior bank debt such as the Senior Facility.

   The documents for the Senior Subordinated Loan will contain affirmative, negative and financial covenants, representations and warranties and events of default customary for senior subordinated loan financing.

   Consummation of the Senior Subordinated Loan is subject to the satisfaction of customary conditions for similar senior subordinated loan offerings.

   The BTC Commitment Letter will expire in accordance with its terms if the Merger is not consummated on or prior to December 15, 1999.

 Equity Investment

   Pursuant to a commitment letter executed by HIG-HK in favor of Merger Sub, and on which the Company is entitled to rely, HIG-HK will make a cash contribution to Merger Sub in a aggregate amount of approximately
$20.3 million at the Effective Time, which Merger Sub will then contribute to the Surviving Corporation by operation of law.

   The total investment in the Surviving Corporation after the Effective Time will be approximately $26.575 million, consisting of (a) approximately $20.3 million of Surviving Corporation Common Stock, in the form of approximately $20.3 million contributed by HIG through the Merger Sub; and (b) the approximately $6.275 million value of the Rollover Shares.

Sources and Uses of Funds

   The estimated cash sources and uses of the financing for the consummation of the Merger and the refinancing of certain indebtedness and capital leases of the Company are as follows:

                                                                   (In Millions)
                                                                   -------------
Sources of Funds:
Term Loan.........................................................    $ 60.0
Revolver..........................................................    $ 10.5
Company Senior Subordinated Notes.................................    $ 10.0
Equity financing from HIG.........................................    $ 20.3
                                                                      ------
  Total...........................................................    $100.8
Uses of Funds:
Cash Merger Price(1)..............................................    $ 31.5
Management Cash Price.............................................    $ 49.3
Payment to holders of Options(2)..................................    $  0.2
Repayment of certain indebtedness and capital leases..............    $ 13.5
Estimated fees and expenses ......................................    $  6.3
                                                                      ------
  Total...........................................................    $100.8
                                                                      ======

   It is a condition to the obligations of Merger Sub to affect the Merger that sufficient funds have been received to finance the Merger and to consummate the transactions contemplated by the Merger Agreement.
--------
(1) Does not include the approximately $6.275 million value of the Rollover Shares.
(2) Assumes all outstanding Options are canceled, except for certain non-vested employee Options.

Expenses of the Merger

   The Merger Agreement provides that the Company and Merger Sub will each bear their respective expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated, except in certain circumstances specified in the Merger Agreement relating to the termination thereof. See "Certain Provisions of the Merger Agreement--Termination; Effects of Termination." The estimated fees and expenses incurred and to be incurred by the Company and Merger Sub in connection with the Merger and the related transactions (assuming the consummation thereof) are as follows:

   Financing and commitment fees.................................... $2,500,000
   Financial advisory and other fees................................ $2,500,000
   Legal fees....................................................... $  900,000
   Accounting fees.................................................. $  100,000
   SEC filing fees.................................................. $   16,197
   Printing and mailing............................................. $  180,000
   Miscellaneous.................................................... $  103,803
                                                                     ----------
     Total.......................................................... $6,300,000
                                                                     ==========

                                  THE COMPANY

Business

   Happy Kids is a designer and marketer of custom-designed, licensed and branded children's apparel. The Company produces high-quality, coordinated apparel programs, including knit tops, bottoms, overalls, shortalls, coveralls and swimwear, for newborns, infants, toddlers, boys and girls (collectively, "playwear"). The Company's major licensors include Nickelodeon's Rugrats, AND 1 and B.U.M. Equipment. The Company markets its playwear primarily to mass-market retailers, mid-tier distributors, department stores, including Kmart, Target and WalMart [proper corporate names] and specialty stores (including sporting goods chains), and designs and delivers private label branded playwear programs for certain leading retailers, including Sesame Street for Kmart.

   The Company was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. in December 1997. Historically, the Company operated as separate business entities under the common ownership of the members of the Management Group. The first of these entities commenced operations in 1979. Immediately prior to the effectiveness of the Company's initial public offering on April 2, 1998 (the "IPO"), all of such separate entities became wholly-owned subsidiaries of the Company. On April 13, 1999 the Company acquired certain assets of Glasgow, including intellectual property rights under license agreements to design and manufacture children's apparel bearing logos, trademarks and tradenames of the National Football League, the National Basketball Association, Major League Baseball and the National Hockey League, as well as certain Warner Brothers' properties, including Looney Tunes and Saban's Power Rangers, among other licenses.

   Customers of the Company order specific quantities of goods on a fixed-price basis three to nine months in advance of a selling season. Customer orders are generally cancelable upon notice to the Company. The Company' customarily produces the requested apparel upon receipt of customer orders. Many of the Company's orders are received significantly in advance of the anticipated delivery period. Consequently, the Company had a backlog of $144.5 million at June 30, 1999, all of which is expected to be shipped over the next three to nine months. However, in recent months the Company has experienced a significant increase in orders requiring rapid turnaround from the date the order is placed to the shipment date.

   All of the Company's sales are within the United States. Sales of the Company's products to each of Kmart, Target and WalMart accounted for
approximately   %,   %, and   %, respectively, of net sales for the first six
months ended June 30 1999, and 22.3%, 14.0% and 11.4% of net sales, respectively, for 1998. Sales of the Company's products to each of Price/Costco, Kmart and Kids R Us accounted for approximately 17.4%, 14.3% and 11.0% of net sales for 1997, respectively. Based upon historical and recent results and existing relationships with customers, the Company believes that a substantial portion of its net sales and gross profits will continue to be derived from a small number of large customers.

   The Company's current licensing arrangements have initial terms of between eighteen months and five years, and typically include multiple renewal options of between one and five years, subject to certain conditions. These licenses will expire between December 1999 and May 2003. The Company's private label relationships are conducted on a purchase order basis rather than pursuant to contract. The Company's licenses generally require an initiation fee and/or minimum annual royalties to be recouped from ongoing royalty payment obligations, which currently range from 6.0% to 12.0% of the Company's net sales of products incorporating a licensed property. Apparel industry licenses typically are granted with respect to product categories, sizes and channels of distribution, and may be either exclusive or nonexclusive. Virtually all of the Company's licenses are non-assignable without the consent of the licensor and many of these licenses may be terminated by the licensor upon a change of control of the Company. Pursuant to the terms of the Merger Agreement, Merger Sub will not be obligated to consummate the Merger and the other transactions contemplated by the Merger Agreement unless the Company obtains certain required consents from its licensors. See "Certain Provisions Of the Merger Agreement--Conditions to the Consummation of the Merger."

   For the six months ended June 30, 1999, net sales of the Company attributable to licensing and private label arrangements for Nickelodeon's Rugrats, B.U.M. Equipment, AND 1 and Sesame Street for Kmart accounted for %,
 %, % and % of net sales, respectively. Net sales attributable to the Company's licensing and private label arrangements for Nickelodeon's Rugrats, B.U.M. Equipment, AND I and Sesame Street for Kmart accounted for 20.2%, 14.4%, 14.1 % and 17.8% of net sales, respectively, in 1998 and net sales attributable to the Company's licensing and private label arrangements for B.U.M. Equipment, Nickelodeon's Rugrats, Ocean Pacific and Sesame Street for Kmart accounted for 18.9%, 11.3%, 11.1% and 14.3% of net sales, respectively, in 1997. No other licensing or private label arrangements accounted for more than 10% of the Company's net sales during the first six months of 1999 or in either 1998 or 1997.

   Rather than undertaking costly marketing initiatives, Happy Kids has been able to leverage the popularity and goodwill associated with its licensed properties and brand names to promote sales. The Company's playwear is designed by over 50 in-house designers and graphic artists organized in teams dedicated to each of the Company's licensed properties and private label programs. Each team works closely with licensors, customers and contract manufacturers utilizing state-of-the-art CAD systems, to design coordinated apparel programs featuring textured fabrications and detailed graphics. The design process incorporates product design, merchandising, sourcing and production. The Company's design and merchandising teams continually monitor and evaluate the children's playwear market for styles and trends in fabrics, trims and accessories, and analyze online sales information provided by its customers. The Company oversees all garment production, including pattern development and color and sample approval, through regular communication with the Company's customers and contract manufacturers.

   In order to eliminate the significant capital investment requirements associated with maintaining manufacturing facilities, the Company uses third-party manufacturers to produce its playwear. Over 75 unaffiliated, foreign and domestic contract manufacturers, many of whom have long-standing relationships with the Company, manufacture the Company's products to exacting quality standards and specifications. The Company believes that its customers rely on its ability to design, and arrange the manufacture and delivery of commercially successful apparel programs on a timely basis. During the six
months ended June 30, 1999, foreign manufacturers produced approximately   %
of the Company's products, compared with 86.2% in 1998 and 93.4% in 1999.

   The Company works with independent buying agents in five countries who assist the Company in selecting its contract manufacturers. The Company and such buying agents consider, among other things, the manufacturers reputation for producing quality merchandise, the manufacturer's ability to meet the Company's deadlines for delivery and price. The Company is not a party to long-term contractual or other arrangements with any manufacturer and often uses more than one manufacturer to produce a coordinated apparel program. The Company believes that it has ready access to numerous qualified contract manufacturers and that the contract manufacturers currently retained by the Company have the ability to manufacture across several product lines. The principal raw materials used by the Company in the production and sale of its products -- yarn, fabric, trim, buttons and other accessories -- are purchased by the manufacturers who deliver finished goods to the Company. The Company believes that an adequate supply of raw materials used in the manufacture of its products is readily available from existing and alternative sources at reasonable prices.

   For the six month period ended June 30, 1999, various production facilities
located in Thailand accounted for an aggregate of   % of the Company's
manufactured products, compared with an aggregate of 43.1% in 1998 and 41.4% in 1997. Various production facilities in Hong Kong accounted for an aggregate
of   %, 29.1% and 30.7% of the Company's manufactured products, respectively, during the same periods. No other country accounted for 10% or more of the Company's manufactured products during the first two quarters of 1999 or for 1998 or 1997. In addition, one manufacturing facility located in Hong Kong
accounted for   % of the Company's manufactured products for the six months ended June 30, 1999, and for 17.7% and 12.6% of the Company's manufactured products during 1998 and 1997, respectively. Another facility in Hong Kong accounted for 10.6% of the Company's manufactured products during 1997. No other single manufacturer accounted for 10% or more of the Company's manufactured products for the six months ended June 30, 1999 or during 1998 or 1997. The Company cannot predict the effect, if any, that China resuming control over Hong Kong will have on its contract manufacturers in Hong Kong and there can be no assurance that Hong Kong will not experience political, economic or social disruption as a result of the resumption of Chinese sovereignty. In addition, there have been a number of recent trade disputes between China and the United States during which the United States has threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trade status. The loss of such status for China, changes in current tariff structures or the adoption by the United States of trade policies or sanctions adverse to China could have a material effect on the Company's business, financial condition or results of operations.

   The Company's products are subject to bilateral textile agreements between the United States and a number of foreign countries. Such agreements, which have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, allow the United States to impose restraints at any time on the importation of categories of merchandise that, under the terms of the agreements are not currently subject to specified limits. The Company does not own the right to import finished garments into the United States, but relies on its contract manufacturers to obtain the necessary quotas. In the past, to the extent that necessary import quotas have not been available with respect to a particular source of supply, the Company has been able to find an alternative source of supply. Accordingly, the availability of quotas has not had a material effect upon the Company's business, financial condition or results of operations. The Company's continued ability to source products that it imports may be adversely affected by a significant decrease in available import quotas as well as any additional bilateral agreements or unilateral trade restrictions.

   The Company has in place comprehensive quality control procedures, utilizing both internal and independent quality control representatives, to ensure that fabrics, materials and finished goods meet the Company's exacting quality standards. In addition to the Company's representatives, certain of the Company's buying agents engage their own personnel to monitor compliance with the Company's quality control specifications. The Company oversees testing of yarns and trim for colorfastness, washability and other standards before sample garments are produced. Selected product samples are randomly subjected to testing by the Company and/or are sent to independent testing facilities which test garments for colorfastness, washability, size specifications and other standards. Foreign and domestic contract manufacturers are routinely visited on a spot check basis to ensure compliance with the Company's quality standards. Finished garments are subject to final inspection in the Company's warehouse for general appearance and quality prior to shipment to customers. Prior to shipment, inspection certificates are issued to indicate that the products have been inspected and found to be in conformity with the order. Products which are manufactured in foreign countries are tested to ensure that such products meet United States customs import requirements by the foreign manufacturers prior to shipment, and the results of such tests, along with samples of each product style, are sent to the Company. Upon completion of the manufacturing and inspection process, the Company's products are shipped from the contract manufacturers by sea, air or land to the Company's domestic warehouse facilities. The Company utilizes its warehouse facilities in New Brunswick, New Jersey, or its public warehouse arrangement in Long Beach, California prior to shipping its products directly to its customers' stores or distribution centers via common carrier.

   While historically the children's apparel industry has been highly fragmented and competitive, the industry has recently undergone significant consolidation, with companies with greater financial resources acquiring smaller companies and companies with less access to capital. The Company competes with many companies engaged in the design, production and distribution of children's apparel for newborns, infants, toddlers, boys and girls, some of which have longer operating histories and financial, sales, marketing, design capabilities and other competitive resources which are substantially greater than those of the Company. The Company also faces competition from its existing customers, who may themselves begin to produce children's playwear directly. In addition, such customers have in the past competed, and may continue in the future to compete, for available branded programs. Further, to the extent that the Company's customers or competitors maintain or initiate private label programs, such customers or competitors will compete with the Company's licensed and branded properties. The Company also competes with other manufacturers of children's apparel for retail floor space. The Company believes that the principal competitive factors affecting its business include: (i) the ability to deliver, on a timely basis, high quality coordinated playwear apparel; (ii) the ability to successfully obtain licensing arrangements and private label relationships based on characters and brands that are appealing to children and parents;
(iii) the ability to successfully design coordinated apparel programs based on such licensing arrangements and relationships; and (iv) the ability to produce playwear at competitive prices.

   As of June 30, 1999, the Company employed [172] persons, consisting of [23] in sales and marketing, [69] in design and graphic arts, [48] in warehousing and distribution and [32] in finance, administration and management. Twenty eight of the Company's [48] employees at its New Brunswick, New Jersey warehouse facility are subject to a collective bargaining agreement (the "Collective Bargaining Agreement") between Hawk Industries, Inc. ("Hawk"), a wholly-owned subsidiary of the Company, and Journeymen's and Production Allied Services of America and Canada International Union, Local No. 157 (the "Union"). The initial term of such Collective Bargaining Agreement began on August 1, 1996 and ended on July 31, 1999, at which time it was renewed for an additional one-year term. The Collective Bargaining Agreement will continue to be automatically renewed for successive one-year terms, unless terminated or modified by written notice within certain time periods. Pursuant to the Collective Bargaining Agreement, the Company must, among other obligations, recognize the Union as the exclusive representative of all of the employees covered under the Collective Bargaining Agreement. The Company has not had any significant work stoppages and considers its relations with its employees to be good.

Quantitative and Qualitative Disclosure about Market Risk

   The Company is subject to market risk from exposure to changes in interest rates relating primarily to the Company's short-term debt obligations. The Company primarily enters into such short-term debt obligations to support general corporate purposes, including capital expenditures and working capital needs. All of the Company's current debt is short-term with variable rates. To manage its exposure to changes in interest rates, the Company's policy is to manage such interest rate exposure through the use of short-term borrowings, which are negotiated with their lenders on an annual basis. The Company does not expect changes in interest rates to have a material adverse effect on income or cash flows in fiscal 1999, although there can be no assurance that interest rates will not significantly change. Immediately upon consummation of the Merger, the Surviving Corporation will refinance certain of its existing indebtedness. The interest rates applicable to these new borrowings of the Surviving Corporation will also be variable. The Surviving Corporation expects to repay these new debt obligations from its cash flow from operations and/or proceeds from new debt or equity financings. See "Financing of the Merger."

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

                          RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

 SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998.

   Net Sales. Net sales increased $15.6 million, or 23.0% to $83.3 million for the first six months of 1999 from $67.7 million for the first six months of 1998. The increase in net sales is attributable primarily to increased sales of playwear of both licensed products and private label programs.

   Gross Profit. Gross profit increased by $4.9 million, or 28.8%, to $22.1 million for the first six months of 1999 from $17.2 million for the first six months of 1998. Such increase was due, in part, to increased sales in certain higher margin licensed products as well as efficiencies in transportation and handling costs.

   Operating Expenses. Operating expenses increased by $3.3 million, or 31.7% to $13.9 million for the first six months of 1999 from $10.6 million for the first six months of 1998. Operating expenses consist entirely of selling, design and shipping expenses, and general and administrative expenses.

     Selling, Design and Shipping Expenses. Selling, design and shipping expenses increased by $2.8 million, or 47.1%, to $8.8 million for the first six months of 1999 from $6.0 million for the first six months of 1998. This increase is attributable primarily to higher sales compensation, advertising and shipping and freight costs associated with increased sales volumes, travel expense and licensing fees. In addition, design and production salaries and sampling costs increased as a result of the Company's expanded product lines. As a percentage of net sales, selling, design and shipping expenses increased to 10.6% in 1999 from 8.9% in 1998.

     General and Administrative Expenses. General and administrative expenses increased by $524,000, or 11.4%, to $5.1 million for the first six months of 1999 from $4.6 million for the first six months of 1998. As a percentage of net sales, general and administrative expenses decreased to 6.1% in 1999 from 6.8% in 1998 due to the operating leverage associated with the higher sales.

   Interest Expense, Net. Interest expense, net decreased $740,000, or 56.2%, to $578,000 in 1999 from $1.3 million in 1998. As a percentage of net sales, interest expense decreased to 0.7% for 1999 compared to 1.9% in 1998. This decrease is a result of the application of a substantial portion of the proceeds from the Company's Initial Public Offering to the repayment of the Company's bank debt in the second quarter of 1998.

   Income Before Income Taxes. Income before income taxes increased $2.3 million, or 44.3%, to $7.6 million in 1999 from $5.3 million in 1998 due to the reasons described above. As a percentage of net sales, income before income taxes was 9.1% in 1999 compared to 7.8% in 1998.

 YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

   Net Sales. Net sales increased $47.9 million, or 44.8%, to $154.6 million in 1998 from $106.7 million in 1997. The increase in net sales is attributable primarily to increased sales of playwear incorporating the properties covered by the Company's licenses with Nickelodeon's Rugrats, AND 1, B.U.M. Equipment, and increased sales to Kmart resulting from its Sesame Street private label program. This increase was partially offset by lower sales in two of the Company's licenses that are no longer active.

   Gross Profit. Gross profit increased by $13.8 million, or 51.4%, to $40.8 million in 1998 from $26.9 million in 1997. Due to improved sales mix, the gross profit margin increased to 26.4% in 1998 from 25.2% in 1997. In addition, the 1997 gross margin amount includes $758,000 in income due to a decrease in LIFO reserves, which accounted for .03% of such gross margin, while the 1998 gross margin amount includes $181,000 in income due to a decrease in LIFO reserves, which had no effect on gross margin for the year.

   Operating Expenses. Operating expenses increased by $4.0 million, or 21.6%, to $22.4 million in 1998 from $18.5 million in 1997. Operating expenses consist entirely of selling, design and shipping expenses, and general and administrative expenses.

     Selling, Design and Shipping Expenses. Selling, design and shipping expenses increased by $2.4 million, or 21.1%, to $13.7 million in 1998 from $11.3 million in 1997. This increase is attributable primarily to higher sales compensation, warehousing and shipping costs associated with increased sales volumes. In addition, advertising expenses increased due to cooperative advertising charges from a licensor associated with a major licensing program. Also, design and production salaries and sampling costs increased as a result of the Company's expanded product lines. As a percentage of net sales, selling, design and shipping expenses decreased to 8.9% in 1998 from 10.6% in 1997.

     General and Administrative Expenses. General and administrative expenses increased $1.6 million, or 22.5%, to $8.8 million in 1998 from $7.2 million in 1997. This increase is primarily the result of higher factor commissions associated with increased sales volume, as well as higher professional and data processing expenses offset somewhat by reduced officers' compensation implemented in the first quarter of 1998. As a percentage of net sales, general and administrative expenses decreased to 5.7% in 1998 from 6.7% in 1997 due to the operating leverage associated with the higher sales.

   Interest Expense, net. Interest expense, net, decreased $1.7 million, or 45.4%, to $2.1 million in 1998 from $3.9 million in 1997. This decrease is a result of the application of a substantial portion of the proceeds from the Company's initial public offering to the repayment of the Company's bank debt in the second quarter of 1998, as well as a decrease in interest rates and associated lending fees in 1998. As a percentage of net sales, interest expense decreased to 1.3% for 1998, as compared to 3.6% in 1997.

   Income Before Income Taxes. Income before income taxes increased $11.6 million, to $16.2 million in 1998 from $4.7 million in 1997 due to the reasons described above. As a percentage of net sales, income before income taxes increased to 10.5% in 1998 from 4.4% in 1997. In connection with the Company's initial public offering, effective April 2, 1998, the Company changed from an S Corporation to a C Corporation. This resulted in an increase in current taxes offset by a deferred tax asset recognized upon conversion to the C Corporation status.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

   Net Sales. Net sales increased $16.0 million, or 17.6%, to $106.7 million in 1997 from $90.7 million for 1996. The increase in net sales was attributable primarily to increased sales of playwear incorporating the properties covered by the Company's Rugrats license with Nickelodeon and increased sales to Kmart resulting in part from the 1997 commencement of its Sesame Street private label program. This increase was partially offset by a decrease in net sales of products incorporating properties covered by one of the Company's former major licenses, which license currently represents only a small percentage of net sales.

   Gross Profit. Gross profit increased by $6.1 million, or 29.2%, to $26.9 million in 1997 from $20.8 million in 1996. The gross profit margin increased by 25.2% in 1997 from 23.0% in 1996. The increase in the gross margin was attributable to the implementation of the Company's current sales strategy. As part of such strategy, initiated in 1995, orders are received three to nine months in advance of shipment resulting in finished goods being produced according to customer order. Due to the timing of the order cycle and revenue recognition (sales are recognized when products are shipped), the Company first began to fully realize the benefits of such strategy in mid-1996. In addition, during 1997, there was a decrease in the Company's product return rates as compared to 1996. Gross profit is net of any royalties associated with the use of licensed properties.

   Operating Expenses. Operating expenses increased by $3.1 million, or 20.1%, to $18.5 million in 1997 from $15.4 million in 1996. Operating expenses consist entirely of selling, design and shipping expenses, and general and administrative expenses.

     Selling, Design and Shipping Expenses. Selling, design and shipping expenses increased by $2.2 million, or 24.9%, to $11.3 million in 1997 from $9.0 million in 1996. This increase was attributable primarily to higher sales salaries and commissions for existing personnel and the hiring of additional sales and design personnel during the year, as well as higher travel, shipping and freight costs associated with increased sales volumes. In addition, other design costs had increased as a result of the expansion of the Company's production. As a percentage of net sales, selling, design and shipping expenses increased to 10.6% in 1997 from 10.0% in 1996.

     General and Administrative Expenses. General and administrative expenses increased $839,000, or 13.3%, to $7.2 million in 1997 from $6.3 million in 1996. This increase was primarily the result of higher factor commissions associated with increased sales volume, the hiring of additional office personnel and normal annual salary rate increases. The Company utilized its factoring arrangement for the entire year in 1997 as compared to only ten months of the corresponding period in 1996. As a percentage of net sales, general and administrative expenses decreased to 6.7% in 1997 from 7.0% in 1996.

   Interest Expense, net. Interest expense, net increased $823,000, or 27.6% to $3.8 million in 1997 from $3.0 million in 1996. This increase is a result of higher sales volume resulting in an increase in borrowings, interest expense and fees under the line of credit. As a percentage of net sales, interest expense, net increased slightly to 3.6% in 1997, from $3.3% in 1996.

   Income Before Income Taxes. Income before income taxes increased $2.2 million, or 87.6%, to $4.7 million in 1997 from $2.5 million in 1996 due to the reasons described above. As a percentage of net sales, income before income taxes increased to 4.3% in 1997 from 2.7% in 1996.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has financed its cash requirements primarily through operations and borrowings under its banking line of credit. Historically, the Company's borrowing requirements have been seasonal, with peak working capital needs arising during the first and third quarters.

   On April 2, 1998, the Company consummated its IPO of 2,200,000 shares of its Common Stock at a price of $10.00 per share, all of which shares were issued and sold by the Company. On April 23, 1998, the Company consummated the exercise of the underwriters' over-allotment option granted by the Company to the underwriters in connection with the IPO. As a result, the Company issued and sold an additional 330,000 shares of the Company's Common Stock at the IPO price of $10.00 per share. The net proceeds to the Company from such sales were approximately $22.3 million.

   Of the total net proceeds received by the Company upon the consummation of its IPO and the exercise of the over-allotment option, $2.0 million was distributed to certain shareholders of the Company in connection with the payment of a portion of the S Corporation distribution and the remaining amount was utilized to pay down a portion of the outstanding balance under the Company's credit line.

   On March 31, 1999, the Company executed an amendment of its existing credit line whereby the Company's credit line was amended to provide for a discretionary one year revolving line of credit, to expire on March 31, 2000, renewable annually, providing for advances and letter of credit accommodations up to the lesser of (a) $50.0 million from April 1, 1999 to March 31, 2000, or
(b) at all times the sum of (i) up to eighty-five percent of eligible accounts receivables, plus (ii) up to fifty percent of finished goods inventory, plus
(iii) overadvances approved by the lender. The maximum amount of revolving credit advances outstanding at any one time cannot exceed $40.0 million and the maximum amount of letters of credit outstanding at any time may not exceed $35.0 million. The interest rate on amounts borrowed will be the bank's then prevailing prime rate (7.75% at June 30, 1999) less 0.5% or at LIBOR plus 2.0% at the option of the Company. The credit line is collateralized by substantially all of the assets of the Company. As of June 30, 1999, the Company had $12.0 million of outstanding direct borrowings and $18.1 million of contingent liabilities under open letters of credit.

   In addition, the Company's lender has sole discretion to make or withhold advances under the credit line. There can be no assurance that the lender will continue to lend under the credit line. If the lender exercises its discretion to withhold advances, there would be a material adverse effect on the Company's business, financial condition and results of operations.

   As of June 30, 1999, the Company's other principal sources of liquidity included cash of $101,000, amounts due from factor of $25.9 million and net accounts receivable of $1.1 million. The Company had working capital of $35.6 million and long-term debt of $5.6 million as of June 30, 1999.

   For the six months ended June 30, 1999, operating activities used cash of $122,000 primarily as a result of an increase in amounts due from factor of $5.2 million, an increase in inventory of $1.1 million, an increase in other current assets and royalties of $1.3 million, offset in part by net income of $4.4 million, and an increase in accounts payable and accrued expenses of $3.7 million. Net cash used in investing activities was $8.0 million, primarily in connection with the acquisition of certain of the assets of Glasgow and the acquisition of fixed assets. Net cash used in financing activities resulted from borrowings under the line of credit.

   Historically, the Company's business has not required significant capital expenditures. The Company's capital expenditures for the first six months of 1999 and 1998 were $1.2 million and $4,000, respectively. The Company expects to incur total capital expenditures in 1999 of $1.5 million for the purchase of new computers, software and telecommunications equipment. The Company believes that cash flow expected to be generated from operations, together with borrowings under its existing credit line, as amended, will be adequate to satisfy current and planned operations for at least the next 12 months.

   The Company expects that the Surviving Corporation will refinance certain existing indebtedness of the Company and its subsidiaries upon consummation of the Merger. The Senior Secured Facility described in the BT Commitment Letter is expected to provide the required funds for the Refinancing. The Company expects to repay the new debt described herein from its cash flow from operations and/or proceeds from new debt or equity financings. See "Financing of the Merger."

BACKLOG

   The Company's customers order specific quantities of goods on a fixed-price basis three to nine months in advance of a selling season. Such customer orders are placed in backlog upon their receipt and acceptance by the Company. Customer orders are generally cancelable on notice to the Company without penalty. Although the Company has not had significant cancellations in the past, no assurance can be given that it will not experience a significant level of cancellations in the future or that its backlog at any point in time will be converted to sales. Many of the Company's orders are received significantly in advance of scheduled delivery periods. Consequently, the Company had backlog of $114.5 million at June 30, 1999, all of which it expects to ship over the next three to nine months. However, in recent months the Company has experienced a significant increase in orders involving a rapid turnaround from the date the order is placed to the shipment date.

VARIABILITY OF RESULTS; SEASONALITY; CYCLICALITY

   Sales of children's apparel are seasonal. Consequently, the Company's operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so. Generally, the Company has experienced significantly higher net sales in the first and third quarters as compared to the second and fourth quarters, although this may change from time to time. The seasonality of the Company's business also affects borrowings under the Company's lines of credit and its level of backlog, which fluctuate in response to demand for the Company's products. Therefore, the results of any interim period are not necessarily indicative of the results that may be achieved for an entire year. In addition, the apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in downward price pressure which could adversely impact the Company's gross profit margins.

PRO FORMA ADJUSTMENTS FOR INCOME TAXES

   The Company has operated as an S Corporation for federal and New york state income tax purposes since 1988 up and until the termination of the Company's S Corporation status on April 1, 1998, immediately prior to the effectiveness of the Company's IPO. As a result for such tax periods, the Company's earnings were taxed directly to the Company's shareholders. The effective tax rate for the years ended December 31, 1998, 1997 and 1996 was 28.3%, 10.1% and 4.8%
respectively. The change in the effective tax rate is the result of payments made in connection with a settlement of an Internal Revenue Service examination in 1996, and the utilization of State net operating loss carryforward claims in 1997 and 1996.

YEAR 2000 COMPLIANCE

   General. The Company believes that advanced information processing is essential to maintaining its competitive position. The Company participates in the electronic data interchange program maintained by many of its larger customers, including JC Penney, Kids R Us, Sears, Target and WalMart. This program allows the Company to receive customer orders, provide advanced shipping notices, monitor store inventory and track orders on-line from the time such orders are placed through delivery.

   Year 2000 Compliance. In 1998, the Company established an oversight committee to review all of the Company's computer systems and programs, as well as the computer systems of the third parties upon whose data or functionality the Company relies in any material respect, and to assess their ability to process transactions in the Year 2000 and beyond. The Company, through such oversight committee, currently is upgrading its management information systems, which it expects to complete during the second quarter of 1999, to ensure proper processing of transactions relating to Year 2000 and beyond. The Company continues to evaluate appropriate courses of corrective actions, including replacement of certain systems. Although the Company does not expect the costs associated with ensuring Year 2000 compliance to have a material effect on its financial position or results of operations, if the computer systems used by the Company, or any of its suppliers or vendors fall or experience significant difficulties related to the Year 2000, the Company could experience delays in manufacturing, delays in shipping, an inability to monitor customer orders or to manage inventory, or may experience related risks that could materially adversely affect the Company's financial position or its results of operations. The Company has identified and been in contact with its major customers, its bank and its factor. The reply from each such entity indicates that each is, or will be, Year 2000 compliant. The Company has incurred approximately $100,000 of expenses for Year 2000 remediation costs in 1998 and estimates future additional expenditures for Year 2000 remediation of approximately $100,000. All costs associated with Year 2000 compliance are being funded with cash flow generated from operations and are being expensed as incurred. The Company has not developed a contingency plan with respect to Year 2000 issues should they arise.

EUROPEAN MONETARY UNION

   On January 1, 1999, eleven of the fifteen member countries of the European Union set fixed conversion rates between their existing legacy currencies and the euro. As such, these participating countries have agreed to adopt the euro as their common legal currency. The eleven participating countries will issue sovereign debt exclusively in euro and will redenominate outstanding sovereign debt. The legacy currencies will continue to be used as legal tender through January 1, 2002, at which point the legacy currencies will be canceled and eurobills and coins will be used for cash transactions in the participating countries. The Company does not denominate its agreements or transactions with foreign entities in foreign currencies. The Company currently does not believe that the euro conversion will have a material impact on the Company's financial condition or results of operations.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"). "Accounting for Derivative Instruments and Hedging Activities," which is effective for the Company's fiscal year endings December 31, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial statements.

   Statements contained or incorporated by reference in this section that are not based on historical facts are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements regarding the Company's sales strategy, concentration on the development of a diversified portfolio of licensed properties and private label relationships and gross margins. Forward-looking statements also may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of such terms or the negative of those terms. This section contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those related to: (i) general economic conditions; (ii) a dependence on license arrangements; (iii) a dependence on private label relationships; (iv) a dependence on contract manufacturers; (v) a reliance on key customers; (vi) a dependence on access to credit facilities; (vii) the risks associated with significant growth; (viii) competition; (ix) seasonality of sales; (x) cyclicality and trends in the apparel industry; (xi) import restrictions and other risks associated with international business; and (xii) risks relating to the Company's Year 2000 compliance and the Year 2000 compliance of the Company's contract manufacturers, suppliers, distributors, marketing partners and certain other parties. The Company's actual results may differ materially from the results discussed in the forward-looking statements contained herein. The following discussion should be read in conjunction with the consolidated financial statements and notes appearing elsewhere in this Proxy Statement.

                             MERGER SUB AND HIG-HK

General

   Merger Sub was recently incorporated under the laws of the State of New York for the purpose of consummating the Merger. As of the date hereof, Merger Sub has not owned any assets and Merger Sub will have no assets as of the Effective Time. All of the issued and outstanding common stock of Merger Sub is owned by HIG-HK, an affiliate of HIG. HIG is a Delaware limited liability company principally engaged in the business of investing in companies. The principal business office of each of Merger Sub, HIG-HK and HIG is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33137.

   Except as set forth herein (i) none of Merger Sub or HIG-HK, nor, to the best knowledge of Merger Sub or HIG-HK, any of the persons listed in Annex C hereto, or any associate or majority owned subsidiary of such persons, beneficially own any equity security of the Company; (ii) none of Merger Sub or HIG-HK, nor to the best knowledge of Merger Sub or HIG-HK, any of the other persons or entities referred to in clause (i) above, have effected any transaction in any equity security of the Company during the past two years;
(iii) none of Merger Sub or HIG-HK, nor, to the best knowledge of Merger Sub or HIG-HK, any of the other persons or entities referred to in clause (i) above, have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies; (iv) none of Merger Sub or HIG-HK, nor, to the best knowledge of Merger Sub or HIG-HK, any of the other persons or entities referred to in clause (i) above have had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission; (v) there have been no contacts, negotiations, or transactions between Merger Sub or HIG-HK, or their respective subsidiaries, or, to the best knowledge of Merger Sub or HIG-HK, any of the other persons or entities referred to in clause (i) above, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale of other transfer or a material amount of assets.

   During the past five years, neither Merger Sub nor HIG-HK has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Merger Sub nor HIG-HK has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

   For additional information regarding the directors and officers of Merger Sub, see "Directors and Executive Officers of the Surviving Corporation."

Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth certain information with respect to the beneficial ownership of Happy Kids Common Stock as of September 17, 1999 by
(a) each director of the Company, (b) each executive officer of the Company,
(c) all of the directors and executive officers as a group, and (d) each other person known by the Company to be a beneficial owner of more than 5% of the outstanding Happy Kids Common Stock. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

   Name and Address of       Amount and Nature of
   Beneficial Owner(1)      Beneficial Ownership(2)         Percentage Interest (3)
   -------------------      -----------------------         -----------------------
   Jack M. Benun...........        6,587,500(4)                      63.49%
   Mark J. Benun...........        3,293,750                         31.74%
   Isaac Levy..............        1,162,500(5)                      11.20%
   Stuart Bender...........           33,333(6)                        *
   Andrew Glasgow..........           95,693(7)                        *
   Marvin Azrak............            8,000(8)                        *
   Stephen I. Kahn.........            8,000(9)                        *
   All Directors and
    officers as a group
    (7 persons)............        7,895,026(4)(5)(6)(7)(8)          76.09%
                                                                     -----
                                                                     76.09%

   * indicates a beneficial interest of less than 1% of outstanding shares.
--------
(1) The address of each beneficial owner of more than 5% of the outstanding Happy Kids Common Stock is 100 West 33rd Street, Suite 1100, New York, New York 10001.
(2) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Happy Kids Common Stock shown as beneficially owned by such shareholder.
(3) Applicable ownership percentage is based on 10,375,693 shares of Happy Kids Common Stock outstanding on September 17, 1999 plus any presently exercisable stock options held by each such holder, and options which will become exercisable within 60 days after September 17, 1999.
(4) Includes 3,293,750 shares of Happy Kids Common Stock owned of record by Mark J. Benun, as to which shares Jack Benun exercises voting power. Also includes 300,000 shares of Happy Kids Common Stock owned beneficially and of record by the Jack M. Benun Family, L.P., of which Mr. Benun is the general partner with a one percent (1%) interest, of which and each of Mr. Benun's three daughters is a limited partner with a 33% interest.
(5) Excludes 100,000 shares of Happy Kids Common Stock underlying options which are not yet exercisable as of September 17, 1999 and which do not become exercisable within sixty (60) days after such date.
(6) Represents 33,333 shares of Happy Kids Common Stock underlying options which are exercisable as of September 17, 1999 or which will become exercisable within sixty (60) days after such date. Excludes 91,667 shares of Happy Kids Common Stock underlying options which become exercisable over time after such period.
(7) Represents 95,693 shares of Happy Kids Common Stock owned of record by Mr. Glasgow which he received in connection with the acquisition by the Company of D. Glasgow & Sons, Inc on April 13, 1999.
(8) Represents 8,000 shares of Happy Kids Common Stock underlying options which are exercisable as of September 17, 1999 or which will become exercisable within sixty (60) days after such date. Excludes 32,000 shares of Happy Kids Common Stock underlying options which become exercisable over time after such period.
(9) Represents 8,000 shares of Happy Kids Common Stock underlying options which are exercisable as of September 17, 1999 or which will become exercisable within sixty (60) days after such date. Excludes 32,000 shares of Happy Kids Common Stock underlying options which become exercisable over time after such period.

         DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

   It is expected that the Board of the Surviving Corporation following the Merger will be comprised of Jack M. Benun, Mark J. Benun, Isaac M. Levy, Andrew Glasgow and the directors of Merger Sub as of the Effective Time and that the current officers of the Company immediately prior to the Effective Time and John R. Black and Rick Rosen will be the officers of the Surviving Corporation after the Merger. The directors and executive officers of the Surviving Corporation following the Merger are expected to include:

                                                Capacities in                       In Current
Name                     Age                     Which Served                     Position Since
----                     ---                    -------------                     --------------
Jack M. Benun...........  57 President, Chief Executive Officer and Director           1988
Mark J. Benun...........  32 Executive Vice President, Secretary and Director          1997
Isaac M. Levy...........  35 Senior Vice President and Director                        1997
Stuart Bender...........  45 Chief Financial Officer and Treasurer                     1988
Andrew Glasgow..........  46 Vice President and President of the Glasgow Division
                              and Director                                             1999
Sami W. Mnaymneh........  38 Director                                                  1999
Anthony A. Tamer........  41 Director                                                  1999
John R. Black...........  35 Vice President and Director                               1999
Rick Rosen..............  30 Vice President and Director                               1999
John P. Bolduc..........  35 Director                                                  1999

   Mr. Jack Benun has been Chairman of the Board, President and Chief Executive Officer of the Company since 1998. He founded the predecessor to the Company in 1979 and has over 30 years experience in the apparel industry. Prior to founding the Company, Mr. Benun managed a family domestic apparel manufacturing business.

   Mr. Mark Benun has been Executive Vice President, Secretary and a Director of the Company since 1998. Mr. Benun joined the predecessor to the Company in 1984 and currently oversees all sales for the Company.

   Mr. Levy has been Senior Vice President and a Director of the Company since 1998. Mr. Levy joined the predecessor to the Company in 1987 and is responsible for all operations of the boys division, including buying, design and marketing.

   Mr. Bender joined the predecessor to the Company in 1985 as Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Bender served as the corporate controller and divisional controller for two private companies. Mr. Bender has four years public accounting experience at Grant Thornton LLP.

   Mr. Glasgow has served as Vice President of the Company and President of the Company's Glasgow Division since April, 1999. Mr. Glasgow was elected as a Director of the Company in April 1999. Prior to that, Mr. Glasgow was the President of D. Glasgow & Sons, Inc., a privately-held company which designed, manufactured, and sold children's apparel products. Mr. Glasgow had been employed by D. Glasgow & Sons, Inc. for in excess of twenty years. On April 13, 1999, the Company acquired certain of the assets of D. Glasgow & Sons, Inc.

   Mr. Sami W. Mnaymneh will be a director of the Company following the consummation of the Merger. Since 1993, Mr. Mnaymneh has been a Managing Director of HIG. Mr. Mnaymneh is on the board of directors of Lets Talk Cellular, Inc.

   Mr. Anthony A. Tamer will be a director of the Company following the consummation of the Merger. Since 1993, Mr. Tamer has been a Managing Director of HIG. Mr. Tamer is on the board of directors of Let's Talk Cellular, Inc.

   Mr. John R. Black will be a director and officer of the Company following the consummation of the Merger. Since 1998, Mr. Black has been an Associate with HIG. Prior to joining HIG, Mr. Black worked with Morris Anderson & Associates.

   Mr. Rick Rosen will be a director and officer of the Company following the consummation of the Merger. Since 1998, Mr. Rosen has been an Associate with HIG. Prior to joining HIG, Mr. Rosen worked in Corporate Mergers & Acquisitions at General Electric.

   Mr. John P. Bolduc will be a director of the Company following the consummation of the Merger. Since 1996, Mr. Bolduc has been a Managing Director of HIG. Prior to joining HIG, Mr. Bolduc worked at Bain & Company. Mr. Bolduc is on the board of directors of Let's Talk Cellular, Inc.

                         DESCRIPTION OF CAPITAL STOCK

   As of September 17, 1999, the Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.01 par value per share. At September 17, 1999, there were 10,375,693 shares of Common Stock issued and outstanding and held of record by 24 shareholders. There are no shares of Preferred Stock designated or issued.

   The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement. The following summary is qualified in its entirety by reference thereto.

Common Stock

   Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the shareholders of the Company and such holders are not entitled to cumulative voting rights. Holders of shares of Common Stock will be entitled to receive dividends, subject to the rights of preferred shareholders, if any, when, as and if declared by the Board of Directors (see "Dividend Policy") and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

   The Company's Board of Directors may without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Company does not presently intend to issue any series of Preferred Stock.

   The overall effect of the ability of the Company's Board of Directors to issue Preferred Stock may be to render more difficult the accomplishment of mergers or other takeover or change-in-control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of shareholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock.

                             AVAILABLE INFORMATION

   Happy Kids has filed with the Commission a Rule 13e-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Exchange Act with respect to the Merger. This Proxy Statement does not contain all of the information set forth in the Schedule 13E-3 and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

   Happy Kids is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Schedule 13E-3 proxy statements and other information filed by Happy Kids can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at the prescribed rates. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's site address, http://www.sec.gov. Happy Kids Common Stock is quoted on the Nasdaq National Market, and certain reports, proxy statements and other information can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

                             INDEPENDENT AUDITORS

   The consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in this Proxy Statement, have been audited by Grant Thornton LLP, independent auditors, as stated in their report, incorporated by reference herein. Representatives of Grant Thornton LLP are expected to be present at the Special Meeting and will have an opportunity to make a statement should they desire to do so. Such representatives are also expected to be available to respond to questions.

                             SHAREHOLDER PROPOSALS

   Pursuant to Rule 14a-8 under the Exchange Act, shareholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the Annual Meeting of Shareholders by submitting such proposals to the Company in a timely manner. The 1999 Annual Meeting will be held only if the Merger is not consummated.

                                 OTHER MATTERS

   As of the date of this Proxy Statement, the Board of Directors of the Company knows of no other matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement. However, if any other matter shall come before the Special Meeting or any adjournments or postponements thereof and shall be voted upon, it is intended that the shares represented by proxy will be voted with respect thereto in accordance with the judgment of the persons voting them.

                                           By Order of the Board of Directors,

                                                      Mark J. Benun,
                                                         Secretary

                                                                         ANNEX A

     -----------------------------------------------------------------------




                          AGREEMENT AND PLAN OF MERGER


                                 BY AND BETWEEN


                                 HK MERGER CORP.


                                       AND


                                 HAPPY KIDS INC.



                               September 17, 1999



     -----------------------------------------------------------------------

                                TABLE OF CONTENTS

ARTICLE 1         THE MERGER..................................................2
         Section 1.1       The Merger.........................................2
         Section 1.2       Closing and Effective Time.........................2
         Section 1.3       Effects of the Merger..............................2
         Section 1.4       Certificate of Incorporation and Bylaws
                              of the Surviving Corporation....................2
         Section 1.5       Directors..........................................2
         Section 1.6       Officers...........................................3

ARTICLE 2         EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY....3
         Section 2.1       Effect on Capital Stock............................3
                  (a)      Merger Consideration...............................3
                  (b)      Conversion of Shares...............................3
                  (c)      Cancellation of Treasury Stock.....................4
         Section 2.2       Options; Stock Plan................................4
         Section 2.3       Payment for Common Shares..........................4

ARTICLE 3         REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............6
         Section 3.1       Organization and Qualification;
                              Subsidiaries; Investments.......................6
         Section 3.2       Capitalization; Subsidiaries.......................7
         Section 3.3       Authority Relative to this Agreement...............7
         Section 3.4       SEC Reports and Financial Statements...............8
         Section 3.5       Compliance with Applicable Laws....................9
         Section 3.6       Litigation........................................10
         Section 3.7       Information.......................................10
         Section 3.8       Employee Benefit Plans............................10
         Section 3.9       Taxes.............................................11
         Section 3.10      Environmental Matters.............................13
         Section 3.11      Absence of Certain Changes........................15
         Section 3.12      Brokers...........................................17
         Section 3.13      Opinion of Investment Banker......................17
         Section 3.14      Material Contracts................................17
         Section 3.15      Board Recommendation..............................20
         Section 3.16      Required Company Vote.............................20
         Section 3.17      Intellectual Property.............................20
         Section 3.18      Related Party Transactions........................21
         Section 3.19      State Takeover Statutes...........................21
         Section 3.20      Labor Relations and Employment....................22
         Section 3.21      Year 2000.........................................23
         Section 3.22      Real Estate.......................................23

                  (a)      Owned Properties..................................23
                  (b)      Leased Properties.................................23
                  (c)      Real Property Disclosure..........................24
                  (d)      No Proceedings....................................24
                  (e)      Current Use.......................................24
                  (f)      Condition and Operation of Improvements...........24
                  (g)      Permits...........................................24
         Section 3.23      International Trade Laws and Regulations..........25

ARTICLE 4         REPRESENTATIONS AND WARRANTIES OF HK.......................26
         Section 4.1       Organization and Qualification....................26
         Section 4.2       Authority Relative to this Agreement..............26
         Section 4.3       No Violation......................................27
         Section 4.4       Information.......................................27
         Section 4.5       Financing.........................................27
         Section 4.6       Beneficial Ownership of Shares....................27
         Section 4.7       Brokers...........................................28
         Section 4.8       Formation of HK; No Prior Activities..............28
         Section 4.9       Litigation........................................28
         Section 4.10      Confidentiality...................................28

ARTICLE 5         COVENANTS..................................................28
         Section 5.1       Conduct of Business of the Company................28
         Section 5.2       Access to Information.............................30
         Section 5.3       Efforts...........................................31
         Section 5.4       Public Announcements..............................32
         Section 5.5       Employee Benefit Arrangements.....................32
         Section 5.6       Indemnification; Directors' and
                              Officers' Insurance............................33
         Section 5.7       Notification of Certain Matters...................34
         Section 5.8       State Takeover Laws...............................34
         Section 5.9       No Solicitation...................................34
         Section 5.10      Interim Liabilities...............................36
         Section 5.11      Reports...........................................36
         Section 5.12      Shareholders' Meeting.............................36
         Section 5.13      Letters of Accountants............................37
         Section 5.15      Delisting.........................................37

ARTICLE 6         CONDITIONS TO CONSUMMATION OF THE MERGER ..................37
         Section 6.1       Conditions........................................37
                  (a)      Shareholder Approval..............................37
                  (b)      Illegality........................................37
                  (c)      HSR Act...........................................37
         Section 6.2       Conditions to Obligations of HK...................37

                  (a)      Representations and Warranties....................38
                  (b)      Performance of Obligations of the Company.........38
                  (c)      Consents, etc.....................................38
                  (d)      No Injunction.....................................38
                  (e)      Financing.........................................38
                  (f)      No Material Adverse Effect........................38
                  (g)      Options...........................................39
                  (h)      Directors.........................................39
                  (i)      Opinion of the Company's Counsel..................39
         Section 6.3       Conditions to Obligation of the Company...........39
                  (a)      Representations and Warranties....................39
                  (b)      Performance of Obligations of HK..................39
                  (c)      Opinion of HK's Counsel...........................39
                  (e)      No Injunction.....................................39

ARTICLE 7         TERMINATION; AMENDMENTS; WAIVER............................40
         Section 7.1       Termination.......................................40
         Section 7.2       Effect of Termination.............................41
         Section 7.3       Fees and Expenses.................................41
         Section 7.4       Amendment.........................................42
         Section 7.5       Extension; Waiver.................................42

ARTICLE 8         MISCELLANEOUS..............................................42
         Section 8.1       Non-Survival of Representations and Warranties....42
         Section 8.2       Entire Agreement; Assignment......................42
         Section 8.3       Validity..........................................43
         Section 8.4       Notices...........................................43
         Section 8.5       Governing Law; Exclusive Jurisdiction.............44
         Section 8.6       Descriptive Headings..............................44
         Section 8.7       Counterparts......................................44
         Section 8.8       Parties in Interest...............................44
         Section 8.9       Certain Definitions...............................44
         Section 8.10      Specific Performance..............................46

                          AGREEMENT AND PLAN OF MERGER


     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of September 17, 1999, by and between HK Merger Corp., a New York corporation ("HK"), and Happy Kids Inc., a New York corporation (the "Company").

     WHEREAS, the respective Boards of Directors of HK and the Company have approved the merger of HK with and into the Company, as set forth below (the "Merger"), in accordance with the New York Business Corporation Law (the "BCL") and upon the terms and subject to the conditions set forth in this Agreement, holders of shares of common stock, par value $.01 per share, of the Company (the "Common Shares") issued and outstanding immediately prior to the Effective Time (as defined below) will be entitled, subject to the terms hereof and other than as set forth herein, to receive cash pursuant to this Agreement or, in the case of certain specifically designated holders of Common Shares listed on Schedule I attached hereto (the "Affliates"), to receive shares of common stock of the Surviving Corporation (as defined below);

     WHEREAS, the Board of Directors of the Company (the "Company Board"), upon the recommendation of its special committee of disinterested Directors (the "Special Committee"), has, in light of and subject to the terms and conditions set forth herein: (i) determined that (A) the consideration to be paid for each Common Share held by shareholders other than the Affiliates (the "Non-Affiliated Shares") in the Merger (as hereinafter defined) is fair to such shareholders of the Company, and (B) the Merger is otherwise in the best interests of the Company and its shareholders, and (ii) resolved to approve and adopt this Agreement and the transactions contemplated hereby and to recommend approval and adoption by the shareholders of the Company of this Agreement;

     WHEREAS, the Merger requires the vote of two-thirds of the votes cast by all of the issued and outstanding Common Shares entitled to vote for the approval thereof (the "Company Shareholder Approval");

     WHEREAS, in order to induce HK to enter into this agreement, certain shareholders of the Company have entered into a Support Agreement of even date herewith;

     WHEREAS, HK and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger; and

     WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, HK and the Company agree as follows:

                                    ARTICLE 1
                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the applicable provisions of this Agreement and the BCL, at the Effective Time HK shall be merged with and into the Company. Following the Merger, the separate corporate existence of HK shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation").

     Section 1.2 Closing and Effective Time. The closing of the Merger (the "Closing") will take place at 10:00 a.m., local time, on the fifth business day after satisfaction or waiver of all of the conditions set forth in Article 4 of this Agreement (other than conditions that are to be satisfied at the Closing, which shall be satisfied or waived at the Closing) or such other date and time as HK and the Company may agree upon (the "Closing Date"), at the offices of Kirkland & Ellis, New York, New York. Immediately following the Closing, the parties hereto shall cause the Merger to become effective by filing a Certificate of Merger with the New York Department of State in accordance with the relevant provisions of the BCL, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The time the Merger becomes effective in accordance with applicable law is referred to herein as the "Effective Time."

     Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in the BCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and HK shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and HK shall become the debts, liabilities and duties of the Surviving Corporation.

     Section 1.4 Certificate of Incorporation and Bylaws of the Surviving Corporation.

          (a) The Certificate of Incorporation, as amended, of the Company, as in effect immediately prior to the Effective Time and as further amended to provide for the number and types of shares of capital stock designated on the Rollover Schedule (as hereinafter defined), shall be the Certificate of
Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable law.

          (b) The Bylaws of the Company in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended, subject to the provisions of Section 5.6 of this Agreement, in accordance with the provisions thereof and applicable law.

     Section 1.5 Directors. Subject to applicable law, the directors of HK immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     Section 1.6 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Section 1.6 of the Disclosure Schedule sets forth the names and titles of each officer of the Company and each of its Subsidiaries as of the date hereof.

                                    ARTICLE 2
            EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY

     Section 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares or any shares of capital stock of HK:

          (a) Merger Consideration. The Merger Consideration shall be equal to $12.00 per share, except for those Common Shares held by those holders of record listed in the Rollover Schedule (attached hereto) under the heading "Non-Rollover Shares," in which case the Merger Consideration shall be equal to $7.164 per share for such Common Shares (i.e. $49.25 million in the aggregate) (as applicable, the "Merger Consideration"). In addition, the parties acknowledge that the shares listed on the Rollover Schedule under the heading "Rollover Shares" (the "Rollover Shares") shall be retained by the holders of such shares.

          (b) Conversion of Shares.

               (i) Each issued and outstanding Common Share (except for those Common Shares held by those holders of record listed in the Rollover Schedule, but only up to the levels indicated in such Rollover Schedule under the heading "Rollover Shares") shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from HK the Merger Consideration, as applicable, without interest upon surrender of the certificate formerly representing such Common Shares in the manner provided in, and otherwise in accordance with, Section 2.3 hereof. All such Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in the manner provided in, and in accordance with,
Section 2.3 hereof.

               (ii) At the Effective Time, (i) each Rollover Share and (ii) each share of common stock, par value $.01 per share, of HK issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

          (c) Cancellation of Treasury Stock. Each Common Share that is owned by the Company or by any wholly owned subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

     Section 2.2 Options; Stock Plan. Immediately prior to the Effective Time, each holder of a then-outstanding employee stock option to purchase Common Shares (an "Option") granted under the Company's 1997 Stock Plan (the "Stock Plan") will be entitled to receive in settlement of such Option a cash payment (the "Option Consideration") from the Company equal to the product of (i) the total number of Common Shares previously subject to such Option, but only to the extent such Option is exercisable as of the Closing Date (except for non-employee holders of an Option, in which case this shall be the total number of Common Shares previously subject to such Option whether or not such Option is fully exercisable as of the Closing Date) and (ii) the excess of the Merger Consideration over the exercise price per Common Share subject to such Option, subject to any required withholding of taxes. The surrender of an Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. Immediately prior to the Effective Time, the Company will cause each Option (or portion thereof) which is non-exercisable to be canceled. The amounts payable pursuant to this Section 2.2 shall be paid as soon as reasonably practicable following the Closing Date and shall be subject to and made net of all applicable withholding taxes.

     Section 2.3 Payment for Common Shares.

          (a) Prior to the Effective Time, HK and the Company shall designate the Company's registrar and transfer agent or such other bank or trust company as may be approved by HK and the Company Board, to act as exchange agent for the holders of Common Shares in connection with the Merger, pursuant to an agreement providing for the matters set forth in this Section 2.3 and such other matters as may be appropriate and the terms of which shall be reasonably satisfactory to the Company and HK (the "Exchange Agent"), to receive the funds to which holders of Common Shares shall become entitled pursuant to Section 2.1(b) hereof. At the Effective Time, HK shall deposit, or HK shall otherwise take all steps necessary to cause to be deposited, in trust with the Exchange Agent in an account for the benefit of holders of Common Shares (the "Exchange Fund") the aggregate Merger Consideration to which holders of Common Shares shall be entitled at the Effective Time pursuant to Section 2.1(b) hereof.

          (b) Promptly after the Effective Time, and in any event not later than three business days following the Effective Time, HK shall cause the Exchange Agent to mail to each record holder of certificates (the "Certificates") that immediately prior to the Effective Time represented Common Shares (other than Rollover Shares) a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates or an Affidavit of Loss in Lieu of Lost Certificate (as defined below) to the Exchange Agent and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.

          (c) In effecting the payment of the Merger Consideration in respect of Common Shares (other than Rollover Shares) represented by Certificates entitled to payment of the Merger Consideration pursuant to Section 2.1(b) hereof, upon the surrender of each such Certificate, together with a letter of transmittal duly executed, the Exchange Agent shall promptly, and in any event not later than three business days following receipt of such Certificates and letter of transmittal, pay the holder of such Certificate the Merger Consideration multiplied by the number of Common Shares (other than Rollover Shares) represented by such Certificate, in consideration therefor. Upon such payment such Certificate shall forthwith be canceled.

          (d) Until surrendered in accordance with paragraph (c) above, each such Certificate (other than Certificates representing Common Shares held by HK or any of its affiliates, in the treasury of the Company or by any wholly owned subsidiary of the Company or Rollover Shares) shall represent solely the right to receive the aggregate Merger Consideration relating thereto. No interest or dividends shall be paid or accrued on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing Common Shares surrendered therefor is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Common Shares shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

          (e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed (an "Affidavit of Loss in Lieu of Lost Certificate"), the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof, provided that the Person to whom the Merger Consideration is paid may, as a condition precedent to the payment thereof, be required to give the Surviving Corporation a bond in such sum as it may direct or may otherwise be required to indemnify the Surviving Corporation in a manner satisfactory to it against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

          (f) No dividends or other distributions with respect to Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Common Shares represented thereby until the surrender of such Certificates or delivery of an Affidavit of Loss in Lieu of Lost Certificate in accordance with this Section 2.3.

          (g) Promptly following the date which is 180 days after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a Certificate formerly representing a Common Share (other than the Rollover Shares) may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest or dividends thereon.

          (h) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Common Shares (other than the Rollover Shares) are presented to the Surviving Corporation or the Exchange Agent, they shall be surrendered and canceled in return for the payment of the aggregate Merger Consideration relating thereto, as provided in this Article 2.

          (i) None of HK, the Company or Exchange Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to HK as follows:

     Section 3.1 Organization and Qualification; Subsidiaries; Investments. The Company and each of its Subsidiaries (as hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation and has all requisite corporate power and corporate authority to own, lease and operate its properties and to carry on its business as now being conducted and is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and where failure to be in good standing or to so qualify would have a Material Adverse Effect on the Company. The term "Material Adverse Effect on the Company," as used in this Agreement, means any effect, event, occurrence, change or state of facts that is, or when aggregated with other effects, events, occurrences, changes or states of facts, is, or is reasonably likely to be, materially adverse to (i) the assets, liabilities, business, property, operations or financial condition of the Company and its Subsidiaries taken as a whole, or (ii) the ability of the Company and its Subsidiaries, taken as a whole, to perform their obligations under this Agreement. The Company has heretofore made available to HK a complete and correct copy of its Certificate of

Incorporation, as amended, and Bylaws. Except as set forth on Section 3.1 of the Disclosure Schedule, there is no corporation, limited liability company, partnership or other business organization or entity of which the Company owns either directly or through its Subsidiaries, (a) more than 50% of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests therein, or (iii) the capital or profit interests therein, in the case of a partnership; or (b) or otherwise has the power to vote or direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body of such entity (the "Subsidiaries"). Except as set forth on Schedule 3.1 of the Disclosure Schedule, neither the Company nor any Subsidiary owns or holds the right to acquire any shares of stock or any other security or interest in any other person.

     Section 3.2 Capitalization; Subsidiaries. The authorized capital stock of the Company consists of 30,000,000 Common Shares and 5,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of the close of business on September 17, 1999, 10,375,693 Common Shares were issued and outstanding, all of which are entitled to vote on this Agreement except for those shares held in treasury. The Company has no shares of Preferred Stock issued and outstanding. As of September 17, 1999, except for 305,000 Common Shares reserved for issuance pursuant to outstanding Options and rights granted under the Stock Plan, there are not now, and at the Effective Time there will not be, any existing options, warrants, calls, subscriptions, or other rights, or other agreements or commitments, obligating the Company to issue, transfer or sell any shares of capital stock of the Company or any of its Subsidiaries.
Section 3.2 of the Disclosure Schedule sets forth the name of each holder of an outstanding Option under the Stock Plan, and with respect to each Option held by any such holder, the grant date, vesting schedule, exercise price and number of Common Shares for which such Option is exercisable. All issued and outstanding Common Shares are, and all Common shares which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the respective terms thereof, validly issued, fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each of the Company's Subsidiaries have been validly issued and are fully paid and non-assessable and, except as set forth on Section 3.2 of the Disclosure Schedule, are owned by either the Company or another of its Subsidiaries free and clear of all liens, charges, claims or encumbrances. There are no outstanding options, warrants, calls, subscriptions, or other rights, or other agreements or commitments, obligating any Subsidiary of the Company to issue, transfer or sell any shares of its capital stock.

     Section 3.3 Authority Relative to this Agreement.

          (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, except for the approval of this Agreement by the shareholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board upon the recommendation of the Special Committee and no other corporate proceedings on the part of the Company or on the part of the shareholders of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than the approval of this Agreement by two-thirds of the issued and outstanding Common Shares of the Company. This Agreement has been duly and validly executed and delivered by the Company, and this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

          (b) Except as set forth in Section 3.3 of the Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of consent, termination, purchase, cancellation or acceleration of any obligation or to loss of any property, rights or benefits under, result in the imposition of any additional obligation under, or result in the creation of any Lien (as defined herein) upon any of the properties or assets of the Company or any of its Subsidiaries under or require the consent from, or the giving of notice to, a third party pursuant to (i) the organizational documents of the Company or any of its Subsidiaries, (ii) any contract, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement or obligation, whether oral or written (a "Contract"), applicable to the Company or any of its Subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following paragraph, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on the Company, or those rights that if exercised, Liens that if imposed, consents that if not obtained or notices that if not given would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement, "Lien" shall mean, with respect to any asset, any imperfection of title, lien, lease, pledge, encumbrance, mortgage, claim, option, voting trust, preemptive right, attachment, encroachment or other charge or security interest in or on such asset.

          (c) Other than in connection with, or in compliance with, the provisions of the BCL with respect to the transactions contemplated hereby, the Securities Exchange Act of 1934 (the "Exchange Act"), the securities laws of the various states and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no authorization, consent or approval of, or filing with, any Governmental Entity (as hereinafter defined) is necessary for the consummation by the Company of the transactions contemplated by this Agreement other than authorizations, consents and approvals the failure to obtain, or filings the failure to make, which would not, in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term "Governmental Entity" means any government or subdivision thereof, domestic, foreign or supranational or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational.

     Section 3.4 SEC Reports and Financial Statements.

          (a) The Company has filed all forms, reports and documents ("SEC Reports") with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder. Copies of all such SEC Reports have been made available to HK by the Company. None of such SEC Reports (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited and unaudited consolidated financial statements of the Company included in the SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as otherwise stated in such financial statements, including the related notes) and fairly present the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of their operations and changes in cash flow for the periods then ended, subject, in the case of the unaudited financial statements, to year-end audit adjustments. Except as set forth in the SEC Reports and except as disclosed in Section 3.4(a) of the Disclosure Schedule, at the date of the most recent audited financial statements of the Company included in the SEC Reports, neither the Company nor any of its Subsidiaries had, and since such date neither the Company nor any of such Subsidiaries has incurred, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Company except liabilities incurred in the ordinary and usual course of business and consistent with past practice and liabilities incurred in connection with the transactions contemplated by this Agreement.

          (b) All accounts receivable of the Company (the "Accounts Receivable") represent or will represent valid obligations arising from services actually performed in the ordinary course of business and are subject to no valid counterclaims or setoffs. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of reserves. Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within 120 days after the day on which it first becomes due and payable. Except as disclosed in
Section 3.4(b) of the Disclosure Schedule, since December 31, 1998, there have been no material returns, allowances or charge-backs.

          (c) All inventory of the Company consists or will consist of raw materials and supplies, manufactured and purchased parts, goods, goods in process, and finished goods, which is in all material respects merchantable and fit for the purpose for which it was procured and manufactured, and no material amount of which is obsolete, damaged, or defective.

     Section 3.5 Compliance with Applicable Laws. Except as set forth on Section
3.5 of the Disclosure Schedule, (i) the Company and its Subsidiaries possess all permits, licenses, certifications and other governmental or regulatory authorizations and approvals necessary to enable the Company and its Subsidiaries to carry on their business as presently conducted or as proposed to be conducted, except for such failures to have such permits, licenses, certifications or regulatory authorizations or approvals that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and all such permits are valid, and in full force and effect and there exists no default thereunder and (ii) the operations of the Company and its Subsidiaries have been conducted in compliance with all laws, ordinances, regulations, judgments and decrees of any Governmental Entity applicable to the Company or such Subsidiary or by which it may be bound, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     Section  3.6  Litigation.  Except  as  set  forth  on  Section  3.6  of the
Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened, at law or in equity, or before any Governmental Entity, against the Company or any of its Subsidiaries, individually or in the aggregate, which would have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole or could prevent or materially delay the consummation of the transactions contemplated by this Agreement. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, would have a Material Adverse Effect on the Company or could prevent or materially delay the consummation of the transactions contemplated hereby.

     Section 3.7 Information. None of the information supplied by the Company in writing specifically for inclusion or incorporation by reference in (i) the Proxy Statement (as defined in Section 5.12 below) or (ii) any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement (the "Other Filings") will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to shareholders, at the time of the Special Meeting (as defined in Section 5.12 below) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided that the representations and warranties in this Section 3.7 do not apply to information supplied by HK to the Company for inclusion in the Proxy Statement or the Other Filings.

     Section 3.8 Employee Benefit Plans.

          (a) Section 3.8(a) of the Disclosure Schedule includes a true and complete list of all material employee benefit plans and programs providing benefits to any employee or former employee of the Company and its Subsidiaries sponsored or maintained by the Company, any of its Subsidiaries or any ERISA Affiliate (as defined below) or to which the Company or any of its Subsidiaries contributes, is obligated to contribute or with respect to which there exists any liability ("Plans"). Without limiting the generality of the foregoing, the term "Plans" includes all employee welfare benefit plans within the meaning of
Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder ("ERISA"), and all employee pension benefit plans within the meaning of Section 3(2) of ERISA.

          (b) With respect to each Plan, the Company has made available to HK a true, correct and complete copy of: (i) all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any;
(iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any; and (vi) the most recent determination letter from the United States Internal Revenue Service (the "IRS"), if any.

          (c) The Company and each of its Subsidiaries has complied, and is now in compliance, in all material respects with all provisions of ERISA, the Internal Revenue Code of 1986, as amended, including the Treasury Regulations thereunder (the "Code") and all laws and regulations applicable to the Plans. With respect to each Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code ("Qualified Plans"), (i) such Plan is a Qualified Plan within the meaning of Section 401(a) of the Code, (ii) except to the extent that such Qualified Plans are within an applicable remedial amendment period, each such Plan has been amended on a timely basis to comply with applicable laws and has received a favorable determination letter on such Plan, as amended.

          (d) All contributions required to be made to any Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of the Company included in the SEC Reports to the extent required under generally accepted accounting principles.

          (e) Except as set forth on Section 3.8(e) of the Disclosure Schedule, no Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Without limiting the generality of the foregoing, no Plan is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a
"Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA and which is subject to Title IV of ERISA (a "Multiple Employer Plan").

          (f) Except as set forth on Section 3.8(f) of the Disclosure Schedule, there does not now exist, nor do any circumstances exist that could result in, any material unfunded liability under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of section 601 et seq. of ERISA and Section 4980B of the Code, or
(v) other applicable laws or regulations that would be a liability of the Company or any of its Subsidiaries following the Effective Time. Without limiting the generality of the foregoing, none of the Company, its Subsidiaries nor any ERISA Affiliate of the Company or any of its Subsidiaries has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. An "ERISA Affiliate" means any entity, trade or business that is, or during the relevant period was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries, or that is a member of the same "controlled group" as the Company or any of its Subsidiaries, pursuant to Section 4001(a)(14) of ERISA.

     Section 3.9 Taxes.

          (a) The Company and each of its Subsidiaries has timely filed all federal, state, local and foreign income Tax Returns (as hereinafter defined) required to be filed by it in all jurisdictions in which it is required to do so, and all other material Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and such Tax Returns are true and complete in all material respects, and the Company and each of its Subsidiaries has paid or caused to be paid all material Taxes (as hereinafter defined) required to be paid in respect of the periods covered by such returns and has made adequate provision in the Company's financial statements including the SEC Reports for payment of all material Taxes that have not been paid, whether or not shown as due and payable on any Tax Return in respect of all taxable periods or portions thereof ending on or before the Closing Date. All Tax Returns for the Company in respect of all years not barred by the statute of limitations have heretofore been made available by the Company to HK and are listed in Section 3.9 of the Disclosure Schedule. There are no outstanding agreements, waivers or requests for waivers extending the statutory period of limitation applicable to any Tax Return of the Company or any of its Subsidiaries. There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any of its Subsidiaries. HK will not be required to deduct and withhold any amount pursuant to Code ss. 1445(a) upon consummation of the Merger. Except as set forth on
Section 3.9 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group (except for the group of which the Company is the common parent), or filed or been included in a combined, consolidated or unitary income Tax Return (other than one filed by the Company), (ii) is a party to or has any liability pursuant to a Tax sharing or Tax indemnity agreement or any other agreement of a similar nature that remains in effect or (iii) has any liability for the Taxes of any person (other than any of the Company or its Subsidiaries) under Treas. Reg. ss. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. Except as set forth in Section 3.9 of the Disclosure Schedule, (A) except to the Knowledge of the Company, no claim has ever been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such person is or may be subject to taxation by such jurisdiction; (B) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any taxing authority against the Company or any of its Subsidiaries; (C) there is no action, suit, taxing authority proceeding or audit now in progress, pending, or, to the Company's Knowledge, threatened against or with respect to the Company or any of its Subsidiaries with respect to any income Taxes; and (D) none of the property owned or used by the Company or any of its Subsidiaries is subject to a lease, other than a "true" lease for federal income tax purposes. None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (w) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code ss. 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (x) "closing agreement" as described in Code ss. 7121 (or any corresponding or similar provision of state, local or foreign income Tax law);
(y) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code ss. 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); or (z) installment sale made prior to the Closing Date. None of the Company or its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code ss. 280G (or any corresponding provision of state, local or foreign income Tax law).

          (b) For purposes of this Agreement, the term "Affiliated Group" means an affiliated group as defined in Code ss.1504 (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company or any of its Subsidiaries is or has been a member. For purposes of this Agreement, the term "Code" means the Internal Revenue Code of 1986, as amended. For purposes of this Agreement, the term "Taxes" means all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, property, sales, transfer, license, payroll, withholding, capital stock and franchise taxes, imposed by the United States or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto. For purposes of this Agreement, the term "Tax Return" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

     Section 3.10 Environmental Matters.

     Except as set forth on Section 3.10 of the Disclosure Schedule, to the Knowledge of the Company:

          (a) with  respect to the  Business,  the Company and its  Subsidiaries
have  complied  and  are  in  compliance  with  all   Environmental  and  Safety
Requirements;

          (b) without limiting the generality of the foregoing, the Company and its Subsidiaries have obtained and complied with, and are in compliance with, all permits, licenses and other authorizations that may be required pursuant to Environmental and Safety Requirements for the occupation of their facilities and the operation of the Business and all such permits, licenses and authorizations may be relied upon for the lawful operation of the Business and such facilities on and after the Closing without transfer, reissuance or other governmental action;

          (c) neither the Company nor any Subsidiary has received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to the Business or its past or current facilities and arising under Environmental and Safety Requirements;

          (d) none of the following exists at any property or facility owned or operated by the Company or any Subsidiary in connection with the Business: (i) underground storage tanks; (ii) asbestos-containing material in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; or
(iv) landfills, surface impoundments, or disposal areas;

          (e) with respect to the Business, neither the Company nor any Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") or the Solid Waste Disposal Act, as amended ("SWDA") or any other Environmental and Safety Requirements;

          (f) no facts, events or conditions relating to the past or present facilities, properties or operations of the Company, any Subsidiary, or any of their respective affiliates or predecessors the Business will prevent, hinder or limit continued compliance by the Business with Environmental and Safety Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental and Safety Requirements, or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental and Safety Requirements, including without limitation any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage;

          (g) neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called "transaction-triggered" or "responsible property transfer" Environmental and Safety Requirements;

          (h) with respect to the Business, neither the Company nor any Subsidiary has, either expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for corrective or remedial action, of any other person relating to Environmental and Safety Requirements; and

          (i) for purposes of this Agreement, "Environmental and Safety Requirements" shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, as such of the foregoing are enacted or in effect, prior to, on, or after the Closing Date.

     Section  3.11  Absence of Certain  Changes.  Except as set forth in Section
3.11 of the Disclosure Schedule, or except as disclosed in the SEC Reports, from March 31, 1999, through the date of this Agreement the Company and its Subsidiaries (a) have conducted its Business only in the ordinary course consistent with past practice and (b) have not:

          (i) incurred any indebtedness for borrowed money, except borrowings from banks (or other financial institutions) necessary to meet ordinary course working capital requirements and to finance ordinary course capital expenditures;

          (ii) mortgaged, pledged or subjected to any Lien, any asset or related group of assets having a net book value in excess of $50,000;

          (iii) sold, leased, assigned or transferred any tangible asset or related group of assets having a net book value in excess of $50,000 except for the sale of inventory and obsolete or used machinery and equipment in the ordinary course of business consistent with past practice;

          (iv) sold, purchased, leased, assigned or transferred any interest in real estate having a net book value in excess of $50,000;

          (v) sold, licensed, assigned or transferred any patents, trademarks, trade names, copyrights, trade secrets or other intangible assets having a fair market value in excess of $50,000 individually or in the aggregate;

          (vi) waived or relinquished any right or claim or related group of rights or claims except any such item which the Company believes has a fair value of less than $50,000 individually or in the aggregate;

          (vii) (a) issued or sold any of its Common Shares or other equity securities or any warrants, options or other rights to acquire its Common Shares or other securities of the Company, or (b) purchased or redeemed or agreed to purchase or redeem any Common Shares or other equity securities;

          (viii) made or entered into a binding commitment for any capital expenditures or related group of capital expenditures in excess of $100,000;

          (ix) modified or amended in any material manner or terminated any Material Contract (as defined in Section 3.14 below);

          (x) granted any increase in the base compensation of, or made any other material change in the employment terms for, any of its directors, officers, and employees other than normal periodic increases or changes reflecting or based upon changed responsibilities or duties made in the ordinary course of business consistent with past practice or changes made pursuant to any collective bargaining agreements or existing contracts;

          (xi) adopted, modified, or terminated any bonus, profit-sharing, incentive, severance or other plan or contract for the benefit of any of its directors, officers, and employees, other than for changes which do not materially increase the aggregate cost of such plan or contract or which are required by law or a collective bargaining agreement;

          (xii) declared or paid any dividend or other distribution with respect to the Common Shares;

          (xiii) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities;

          (xiv) discharged or satisfied any Lien or paid any obligation or liability in excess of $100,000, other than obligations and liabilities paid in the ordinary course of business;

          (xv) suffered any extraordinary losses or waived any rights valued in excess of $100,000, whether or not in the ordinary course of business or consistent with past practice;

          (xvi) delayed or postponed the payment of any accounts or commissions payable or any other liability or obligations or agreed or negotiated with any party to extend the payment date of any accounts or commissions payable or accelerated the collection of any notes, accounts or commissions receivable, other than in the ordinary course of business;

          (xvii) suffered any damage, destruction or casualty loss exceeding in the aggregate $50,000 whether or not covered by insurance;

          (xviii) made any loans or advances to, investments in, or guarantees for the benefit of, any Person or taken steps to incorporate any Subsidiary;

          (xix) made any change in any method of accounting or accounting policies, other than those required by GAAP;

          (xx) entered into any other transaction, other than in the ordinary course of business, or entered into any material transactions, whether or not in the ordinary course of business;

          (xxi) entered into or agreed to enter into any new or amended contract with any labor unions representing employees of the Company;

          (xxii) made any payments for political contributions or made any bribes, kickback payments or other illegal payments of cash or other consideration, including, without limitation, payments to customers or employees of customers for purposes of doing business with such customers;

          (xxiii) committed or agreed, whether orally or in writing, to do any of the foregoing; and

          (xxiv) been notified that any of its licenses or private label programs have been terminated, canceled or repudiated.

     Section 3.12 Brokers. Except as set forth on Section 3.12 of the Disclosure Schedule and except for the engagement of the Investment Banker (as defined in Section 3.13 hereof), none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

     Section 3.13 Opinion of Investment Banker. The Special Committee has received the opinion of CIBC World Markets Corp. (the "Investment Banker") to the effect that, as of the date hereof, the consideration to be received by the holders of Non-Affiliated Shares pursuant to the Merger is fair to such holders from a financial point of view.

     Section 3.14 Material Contracts.

          (a) Except as set forth on Section 3.14(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any:

               (i) collective bargaining agreement or contract with any labor union;

               (ii) bonus, pension, profit sharing, retirement, severance or other form of deferred compensation plan;

               (iii) stock purchase, stock option, stock appreciation or similar plan;

               (iv) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis involving an annual compensation commitment by the Company or a Subsidiary in excess of $75,000;

               (v) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien (as defined herein)) on any material portion of the Company's assets;

               (vi)   guaranty of any obligation for borrowed money;

               (vii) lease, sublease or agreement under which it is lessee of or sublesee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $50,000;

               (viii) contract or group of related contracts with the same party for the purchase of inventories, supplies or services, under which the undelivered balance of such inventories, supplies or services has a selling price in excess of $50,000 (other than purchase orders for inventory in the ordinary course of business);

               (ix) contract or group of related contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $50,000;

               (x) agreement pertaining to Intellectual Property (as hereinafter defined) including license agreements or similar arrangements;

               (xi) contract which prohibits or materially limits the Company or any of its Subsidiaries in any material respect from freely engaging in business in the United States or anywhere else in the world;

               (xii) contract under which the Company has advanced, loaned or invested or agreed to advance loan or invest monies to or in any other Person;

               (xiii) lease, sublease or agreement under which the Company is lessor or sublessor of or permits any third party to hold or operate any property, real or personal, owned, leased or controlled by the Company involving annual consideration in excess of $50,000;

               (xiv) agreement or contract or group of related agreements or contracts with the same party or group of affiliated parties the performance of which involves consideration in excess of $75,000 annually;

               (xv) warranty agreement with respect to its services rendered or products sold or leased;

               (xvi)  agreement  under  which  it has  granted  any  Person  any
registration  rights  (including,   without  limitation,  demand  and  piggyback
registration rights);

               (xvii) management, sales representative, sales, distribution or franchise agreement;

               (xviii) outstanding power of attorney or other agency agreement;

               (xix)  nondisclosure or confidentiality agreement;

               (xx) contract relating to the marketing, advertising or promotion of its services or products;

               (xxi) agreement with a term of more than six (6) months which is not terminable by the Company upon 30 days notice without penalty;

               (xxii) contract, agreement or other arrangement with any officer, director, stockholder, employee or Affiliate or any Affiliate of any officer, director, stockholder or employee, or any individual related by blood, marriage or adoption to any such Person or any entity in which any such Person or individual owns a beneficial interest;

               (xxiii)   contract   or   agreement   with  any   entity  or  the
stockholder(s) of any entity with which the Company has a management agreement, services and support agreement, or other similar agreement or arrangement;

               (xxiv) contract or agreement that is not on arm's-length terms;

               (xxv) contract or agreement that by its terms may be terminated upon the consummation of the Merger or the other transactions contemplated hereby; or

               (xxvi) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $50,000 annually.

     All such contracts and agreements, "Material Contracts."

          (b) Except as set forth on Schedule 3.14(b) of the Disclosure Schedule, all of the Material Contracts are valid, legal, binding and enforceable in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws (whether statutory, regulatory or decisional), now or hereafter in effect, relating to or affecting the rights of creditors generally or by equitable principles, and shall be in full force and effect without penalty in accordance with their terms upon consummation of the transactions contemplated hereby. Except as set forth on Schedule 3.14(b) of the Disclosure Schedule, the Company has performed all material obligations required to be performed by it under each Material Contract and is not in material default under or in material breach of nor in receipt of any claim of default or breach under any Material Contract; no event has occurred which with the passage of time or the giving of notice or both would result in a material default, breach or event of noncompliance by the Company under any Material Contract; the Company has no present expectation or intention of not fully performing all such obligations; the Company has no Knowledge of any breach or anticipated breach by the other parties to any Material Contract; and the Company is not a party to any materially adverse or illegal contract or commitment.

          (c) To the Knowledge of the Company, except as specifically disclosed in Section 3.14(c) of the Disclosure Schedule, since December 31, 1998, none of the Company's customers, suppliers, licensors, outside service providers or sources of referral has indicated that it will stop or materially decrease the rate of business done with or referred to the Company.

          (d) Except as set forth on the Section 3.14(d) of the Disclosure Schedule, the Company is not obligated to (i) purchase any property or services at a price greater than the prevailing market price, (ii) sell any property or services at a price less than the prevailing market price, (iii) pay rentals or royalties at a rate greater than the prevailing market price or (iv) act as lessor or licensor at a rate less than the prevailing market price.

          (e) The Company has provided or made available to HK (i) true and complete copies of all written Material Contracts, or (ii) with respect to such Material Contracts that have not been reduced to writing, a written description thereof, each of which is listed on Section 3.16 of the Disclosure Schedule. For purposes of this Agreement, "Permitted Liens" shall mean (i) Liens for Taxes (other than those pursuant to Section 412 of the Code) or governmental assessments, charges or claims, the payment of which is not yet due, or for Taxes, the validity of which are being contested in good faith by appropriate proceedings; (ii) statutory Liens incurred in the ordinary course of business for sums not yet due or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business; and (iv) Liens which do not individually or in the aggregate materially interfere with or materially impair the conduct of the Business, or the value, marketability, use or ownership of the assets to which such Liens attach.

     Section 3.15 Board Recommendation. The Company Board, upon the recommendation of the Special Committee, at a meeting duly called and held, has
(a) determined that this Agreement and the transactions contemplated hereby, taken together, are advisable and in the best interests of the Company and the holders of Non-Affiliated Shares, and (b) subject to the other provisions hereof, resolved to recommend that the holders of the Common Shares approve this Agreement and the transactions contemplated hereby, including the Merger.

     Section 3.16 Required Company Vote. The Company Shareholder Approval, being the affirmative vote of two-thirds of the Common Shares, is the only vote of the holders of any class or series of the Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby,

     Section 3.17 Intellectual Property.

          (a) Section 3.17 of the Disclosure Schedule contains a complete and accurate list of all (i) patented or registered Intellectual Property owned or used by the Company or any Subsidiary, (ii) pending patent applications and applications for registration of other Intellectual Property filed by or on behalf of the Company or any Subsidiary, (iii) material unregistered trade names, corporate names, Internet domain names or other material unregistered Intellectual Property owned or used by the Company or any Subsidiary, (iv) material unregistered trademarks, service marks, copyrights and mask works owned or used by the Company or any Subsidiary, (v) all computer software owned and/or used by the Company or any of its Subsidiaries (other than mass-marketed software with a license fee of less than $5,000) that is material to the Business, and (vi) all licenses, sublicenses, or similar agreements or arrangements pertaining to Intellectual Property to which the Company or any of its Subsidiaries is a party, either as licensee or licensor.

          (b)  Except as set forth on Section 3.17 of the Disclosure Schedule,
(i) the Company or one of its Subsidiaries owns all right, title and interest to, or has a valid and enforceable license to use free and clear of all Liens or other encumbrances or restrictions, all Intellectual Property necessary for the operation of the Business; (ii) no claim by any other Person contesting the validity, enforceability, use or ownership of any of the Intellectual Property owned or used by the Company or any of its Subsidiaries (the "Company Intellectual Property"), is currently pending or to the Knowledge of the Company, is threatened, and to the Knowledge of the Company and its Subsidiaries, there are no grounds for the same; (iii) the Company Intellectual Property comprises all of the Intellectual Property necessary for the operation of the Business; (iv) neither the Company nor any of its Subsidiaries have received any notices of, nor has Knowledge of any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third Person with respect to the Company Intellectual Property (including, without limitation, any demand or request that the Company or its Subsidiaries license any rights from a third Person); (v) to the Knowledge of the Company, neither the Company nor its Subsidiaries have infringed, misappropriated, or otherwise conflicted with any Intellectual Property or other rights of any third Persons; (vi) to the Knowledge of the Company, no loss or expiration of any of the Company Intellectual Property is threatened; (vii) the transactions contemplated by this Agreement will have no Material Adverse Effect on the right, title and interest in and to the Company Intellectual Property; and
(viii) the Company and its Subsidiaries have taken all reasonably necessary action to maintain and protect the Company Intellectual Property.

     Section 3.18  Related  Party  Transactions.  Except as set forth in Section
3.18 of the Disclosure Schedule hereto, to the Knowledge of the Company, no director, officer, partner, "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Exchange Act) of the Company or any of its Subsidiaries (i) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company or any of its Subsidiaries; (ii) owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (1) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (2) engaged in a business related to the Business, (3) participating in any transaction to which the Company or any of its Subsidiaries is a party or (iii) otherwise a party to any contract, arrangement or understanding with the Company or any of its Subsidiaries.

     Section 3.19 State Takeover Statutes. The Company Board has taken such action so that no state takeover statute or similar statute or regulation of the State of New York applies to this Agreement, the Merger, or any of the other transactions contemplated hereby. Except as set forth in Section 3.19 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any rights plan, preferred stock or similar arrangement which have any of the aforementioned consequences in respect of the transactions contemplated hereby.

     Section 3.20 Labor Relations and Employment.

          (a) Except as set forth on Section 3.20(a) of the Disclosure Schedule,
(i) there is no labor strike, dispute, slowdown, stoppage or lockout pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and during the past three years there has not been any such action; (ii) to the Knowledge of the Company, no union claims to represent the employees of the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries; (iv) none of the employees of the Company or any of its Subsidiaries is represented by any labor organization and the Company does not have any Knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries, nor does any question concerning representation exist concerning such employees; (v) the Company and its Subsidiaries are, and have at all times been, in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act; (vi) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency; (vii) there is no grievance arising out of any collective bargaining agreement or other grievance procedure; (viii) no charges with respect to or relating to the Company or any of its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; (ix) neither the Company nor any of its Subsidiaries has received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Company or any of its Subsidiaries and no such investigation is in progress; and (x) there are no complaints, lawsuits or other proceedings pending or to the Knowledge of the Company threatened in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

          (b) Since the enactment of the Worker Adjustment and Retraining Notification ("WARN") Act, there has not been (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. Except as set forth in Section 3.20(b) of the Disclosure Schedule, to the best Knowledge of the Company, none of the employees of the Company or any of its Subsidiaries has suffered an "employment loss" (as defined in the WARN Act) since three months prior to the date of this Agreement.

          (c) Except as set forth on Section 3.20(c) of the Disclosure Schedule, there are no employment, consulting, severance or indemnification arrangements or agreements or understandings between the Company, on the one hand, and any directors, officers or other employees of the Company.

     Section 3.21 Year 2000. To the Knowledge of the Company, none of the computer software, computer firmware, computer hardware (whether general or special purpose) or other similar or related items of automated, computerized or software systems that are used or relied on by the Company or by any of the Subsidiaries in the conduct of their respective businesses will malfunction, cease to function, generate incorrect data or produce incorrect results having a Material Adverse Effect when processing, providing or receiving (i) date-related data from, into and between the twentieth and twenty-first centuries or (ii) data-related data in connection with any valid date in the twentieth and twenty-first centuries.

     Section 3.22 Real Estate.

          (a) Owned Properties. Section 3.22 of the Disclosure Schedule sets forth a list of all owned real property (the "Owned Real Property") used by the Company in the operation of the Business. With respect to each such parcel of Owned Real Property: (i) such parcel is free and clear of all encumbrances
(except for Permitted Liens); (ii) except as disclosed in Section 3.22 of the Disclosure Schedule, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any person the right of use or occupancy of any portion of such parcel; and (iii) there are no outstanding actions or rights of first refusal to purchase such parcel.

          (b) Leased Properties. Section 3.22 of the Disclosure Schedule sets forth a list of all of the leases and subleases ("Leases") and each leased and subleased parcel of real property in which the Company has a leasehold or subleasehold interest or to which the Company is a party either as landlord or sublandlord (the "Leased Real Property"). Each of the Leases are in full force and effect, and the Company holds a valid and existing leasehold or subleasehold interest or

Landlord or Sublandlord interest as applicable, under each of the Leases described in Section 3.22 of the Disclosure Schedule. The Company has delivered to HK true, correct, complete and accurate copies of each of the Leases. With respect to each Lease set forth on Section 3.22 of the Disclosure Schedule: (i) the Lease is legal, valid, binding, enforceable and in full force and effect;
(ii) to the Knowledge of the Company the Lease will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company, nor, to the Knowledge of the Company, any other party to the Lease, is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default by the Company or permit termination, modification or acceleration under the Lease by any other party thereto; (iv) the Company has not, and, to the Knowledge of the Company, no third party has repudiated any provision of the Lease; (v) there are no disputes, oral agreements, or forbearance programs in effect as to the Lease; (vi) the Lease has not been modified in any respect, except to the extent that such modifications are disclosed by the documents delivered to HK; (vii) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Lease (except for Permitted Liens); and (viii) the Lease is fully assignable to HK without the necessity of any consent or the Company shall obtain all necessary consents prior to the Closing.

          (c) Real Property Disclosure. Except as disclosed on Section 3.22 of the Disclosure Schedule, there is no Real Property leased or owned by the Company that is used in the Business. The Owned Real Property and Leased Real Property are referred to collectively herein as the "Real Property."

          (d) No Proceedings. There are no proceedings in eminent domain or other similar proceedings pending or, to the Knowledge of the Company, threatened, affecting any portion of the Real Property (except for Permitted Liens). There exists no writ, injunction, decree, order or judgment outstanding, nor any litigation, pending or to the Knowledge of the Company, threatened, relating to the ownership, lease, use, occupancy or operation by any person of the Real Property (except for Permitted Liens).

          (e) Current Use. The current use of the Real Property does not violate in any material respect any instrument of record or agreement affecting such Real Property. There is no violation of any covenant, condition, restriction, easement, agreement or order of any governmental authority having jurisdiction over any of the Real Property that affects such real property or the use or occupancy thereof (except for Permitted Liens). No damage or destruction has occurred with respect to any of the Real Property that, individually or in the aggregate, has had or resulted in, or is reasonably likely to have or result in, a Material Adverse Effect on the Company.

          (f) Condition and Operation of Improvements. All buildings and other improvements included within the Real Property (the "Improvements") are in good condition and repair and adequate to operate such facilities as currently used, and, to the Company's Knowledge, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any significant respect with the current use, occupancy or operation thereof which interference would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. No Improvement or portion thereof is dependent for its access, operation or utility on any land, building or other improvement not included in the Real Property.

          (g) Permits. All required or appropriate certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the "Real Property Permits") of all governmental authorities having jurisdiction over the Real Property, the absence of which could have a Material Adverse
Effect on the Company, have been issued to the Company to enable the Real Property to be lawfully occupied and used for all of the purposes for which it is currently occupied and used have been lawfully issued and are, as of the date hereof, in full force and effect. The Company has delivered complete and correct copies of the Real Property Permits to HK. The Company has not received or been informed by a third party of the receipt by it of any notice which could have a Material Adverse Effect on the Company from any governmental authority having jurisdiction over the Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit and, to the best Knowledge of the Company, there is no basis for the issuance of any such notice or the taking of any such action.

     Section 3.23 International Trade Laws and Regulations. Except as disclosed on Section 3.23 of the Disclosure Schedule:

          (a) The Company and each of its Subsidiaries has, to the best of its Knowledge, complied and is in compliance with all International Trade Laws and Regulations applicable in connection with the conduct of their respective businesses (including as the same relates to recordkeeping requirements), except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (b) Neither the Company nor any of its Subsidiaries is or has been the subject of any civil or criminal investigation, litigation, audit, penalty, proceeding or assessment, liquidated damages proceeding or claim, forfeiture or forfeiture action, claim for additional customs duties or fees, denial orders, suspension of export privileges, governmental sanctions, or any other action, proceeding or claim by any foreign, federal, state or local governmental agency involving or otherwise relating to any alleged or actual violation of International Trade Laws and Regulations or relating to any alleged or actual underpayment of customs duties, fees, taxes or other amounts owed pursuant to any International Trade Laws and Regulations and, to the Knowledge of the Company and its Subsidiaries, there is no basis for any of the foregoing, except for possible proceedings, claims or actions which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (c) Neither the Company nor any of its Subsidiaries has, to its Knowledge, made or provided any false statement or omission to any agency of any federal, state or local government, purchaser of products or services, or foreign government or foreign agency, in connection with the exportation of merchandise (including with respect to export licenses, exceptions and other export authorizations and any filings required for or related to exportation of any item), the importation of merchandise (including the valuation or classification of imported merchandise, the duty treatment of imported merchandise, the eligibility of imported merchandise for favorable duty rates or other special treatment, country-of-origin marking, NAFTA Certificates or other statements or certificates concerning origin, quota or visa rights) or other approvals required by a foreign government or agency or any other requirement relating to any International Trade Laws and Regulations, except for possible statements or omissions which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (d) Neither the Company nor any of its Subsidiaries has made any payment, offer, gift, promise to give, or authorized or otherwise to its Knowledge participated in, assisted or facilitated any payment or gift that is prohibited by the United States Foreign Corrupt Practices Act.

          (e) Neither the Company nor any of its Subsidiaries has to its Knowledge engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited by any applicable embargo or related trade restriction imposed by the United States Office of Foreign Assets Control or any other agency of the United States government.

          (f) Set forth on Section 3.23 of the Disclosure Schedule is a list of each foreign jurisdiction to which the Company or any of its Subsidiaries
exports  any  products,   equipment,   services  or  technology,   each  foreign
jurisdiction from which the Company or any of its Subsidiaries imports any products, equipment, services or technology and each foreign jurisdiction to which the Company's or any of its Subsidiaries' products, equipment, services or technology (or products of such technology) are reexported. The Company and each of its Subsidiaries has complied and is in compliance with all International Trade Laws and Regulations applicable in connection with the conduct of their respective businesses (including as the same relates to recordkeeping requirements), except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (g) To the Knowledge of the Company and its Subsidiaries, each of its suppliers is in compliance with all applicable International Trade Laws and Regulations (including, but not limited to, any quota regulations administered by the United States Customs Service and any child labor-related International Trade Laws and Regulations), except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company's business relationships with its suppliers hold the Company harmless, and may be canceled by the Company without penalty or forfeiture, in the event that its suppliers violate any such applicable International Trade Laws and Regulations.


                                    ARTICLE 4
                      REPRESENTATIONS AND WARRANTIES OF HK

                  HK represents and warrants to the Company as follows:

     Section 4.1 Organization and Qualification. HK is a corporation duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation and is in good standing as a foreign corporation in each other jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and where failure to be in good standing or to so qualify would have a Material Adverse Effect on HK. The term "Material Adverse Effect on HK", as used in this Agreement, means (i) any effect, event, occurrence, change or state of facts that is, or when aggregated with other effects, events, occurrences, changes or states of facts is, or is reasonably likely to be materially adverse to the assets, liabilities, business, property, condition (financial or otherwise), or operations or prospects of HK or (ii) the ability of HK to perform its obligations under this Agreement. HK has no Subsidiaries. HK is controlled, directly or indirectly, by affiliates of H.I.G. Capital, LLC ("HIG").

     Section 4.2 Authority Relative to this Agreement.

          (a) HK has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of HK and no other corporate proceedings on the part of HK are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by HK and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of HK, enforceable against HK in accordance with its terms.

          (b) Other than in connection with, or in compliance with, the provisions of the BCL with respect to the transactions contemplated hereby, the Exchange Act, the securities laws of the various states and the HSR Act, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by HK of the transactions contemplated by this Agreement other than authorizations, consents and approvals the failure to obtain, or filings the failure to make, which would not, in the aggregate, have a Material Adverse Effect on HK.

     Section 4.3 No Violation. Neither the execution or delivery of this Agreement by HK nor the consummation by HK of the transactions contemplated hereby will (i) constitute a breach or violation of any provision of the Certificate of Incorporation, as amended, or Bylaws of HK, (ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of HK under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which HK is a party or by which it or any of its properties or assets are bound or
(iii) any judgment, order, decree, statute, law, ordinances, rule or regulation applicable to HK or its properties or assets other than, with respect to clauses
(ii) and (iii), breaches, violations, defaults, terminations, accelerations or creation of Liens which, in the aggregate would not have a Material Adverse Effect on HK.

     Section 4.4 Information. None of the information supplied by HK in writing (other than projections of future financial performance) specifically for inclusion or incorporation by reference in (i) the Proxy Statement or (ii) the Other Filings will, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to shareholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by HK with respect to statements made in any of the foregoing documents based upon information supplied by the Company.

     Section 4.5 Financing. True and complete copies of commitment letters from Bankers Trust Company and its affiliates and from Bankers Trust Corporation and its affiliates, which provide for financing in amounts sufficient to consummate the transactions contemplated hereby as contemplated by Section 6.2(e), are attached hereto as Exhibit A.

     Section 4.6 Beneficial Ownership of Shares. As of the date hereof, HK does not "beneficially own" (as defined in Rule 13d-3 under the Exchange Act) more than 1% of the outstanding shares of Common Shares or any securities convertible into, or exchangeable for, Common Shares. HK will not buy additional Common Shares between the date of this Agreement and the Closing.

     Section 4.7 Brokers. Except as set forth on Schedule 4.7 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HK, that is or will be payable by the Company or any of its Subsidiaries. No fee is due to any such person if the transactions contemplated hereby are not consummated.

     Section 4.8 Formation of HK; No Prior Activities. HK was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date hereof and the Effective Time, except for (a) obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, and (b) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, HK has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities, owned any assets or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

     Section 4.9 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of HK, threatened, at law or in equity, or before any Governmental Entity, against HK, which could prevent or materially delay the consummation of the transactions contemplated by this Agreement.

     Section 4.10 Confidentiality. Neither HK nor any affiliate or associate of HK has breached in any material respect the Confidentiality Agreement (as defined in Section 5.2).

                                    ARTICLE 5
                                    COVENANTS

     Section 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement or as expressly agreed to in writing by HK, during the period from the date of this Agreement to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business and consistent with past practice and use its and their respective commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and to preserve goodwill. Without limiting the generality of the foregoing, and except as (x) otherwise expressly provided in this Agreement, (y) required by law, or (z) set forth on Section 5.1 of the Disclosure Schedule, prior to the Effective Time, the Company will not, and will cause its Subsidiaries not to, without the consent of HK (which consent shall not be unreasonably withheld):

          (a) except with respect to annual bonuses made in the ordinary course of business consistent with past practice, adopt or amend in any material respect any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, pension, retirement, employment or other employee benefit agreement, trust, plan or other arrangement for the benefit or welfare of any director, officer or employee of the Company or any of its Subsidiaries or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any of its Subsidiaries or pay any benefit not required by any existing agreement or place any assets in any trust for the benefit of any director, officer or employee of the Company or any of its Subsidiaries (in each case, except with respect to employees and directors in the ordinary course of business consistent with past practice);

          (b) incur any indebtedness for borrowed money, other than indebtedness under existing lines of credit drawn to fund working capital (defined as accounts receivable plus inventory minus accounts payable) up to $3 million;

          (c) expend funds for capital expenditures in excess of $50,000;

          (d) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than immaterial properties or assets (or immaterial portions of properties or assets), except in the ordinary course of business consistent with past practice;

          (e) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (except for dividends paid by Subsidiaries to the Company with respect to capital stock), (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (f) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell, grant or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), pledge, dispose of or otherwise encumber any shares of its capital stock or the capital stock of any of its Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants, calls, commitments or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) (other than issuances upon exercise of Options or pursuant to the Stock Plan);

          (g) amend its Certificate of Incorporation, as amended, Bylaws or equivalent organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

          (h) make or agree to make any acquisition of assets which is material to the Company and its Subsidiaries, taken as a whole, except for (x) purchases of inventory in the ordinary course of business or (y) pursuant to purchase orders entered into in the ordinary course of business which do not call for payments in excess of $100,000 per annum;

          (i) settle or compromise any shareholder derivative suits arising out of the transactions contemplated hereby or any other litigation (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid;

          (j) take any action which is not set forth on Section 3.11 of the Disclosure Schedule, if taken after March 31, 1999, but prior to the date hereof, that would have caused the representations and warranties contained in
Section 3.11 hereof to be untrue; or

          (k) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any Subsidiary, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any Subsidiary, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax asset of the Company, any Subsidiary, HK or any Affiliate of HK.

     Section 5.2 Access to Information. From the date of this Agreement until the Effective Time, the Company will, and will cause its Subsidiaries, and each of their respective officers, directors, employees, agents or other representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or its Subsidiaries) (the "Company Representatives") to, give HK and their respective officers, employees, agents or other representatives (including, without limitation, any investment banker, attorney or accountant retained by HK) (the "HK Representatives") and representatives of financing sources identified by HK reasonable access, upon reasonable notice and during normal business hours, to the offices and other facilities and to the books and records of the Company and its Subsidiaries and will cause the Company Representatives and the Company's Subsidiaries to furnish HK and the HK Representatives and representatives of financing sources identified by HK with such financial and operating data and such other information with respect to the Business as HK and representatives of financing sources identified by HK may from time to time reasonably request. HK agrees that any information furnished by the Company pursuant to this Section 5.2 (or otherwise in compliance with this Agreement) will be subject to the provisions of the letter agreement dated March 3, 1999, between H.I.G. Capital, L.L.C. and BDO Seidman, LLP (the "Confidentiality Agreement").

     Section 5.3 Efforts.

          (a) Each of the Company and HK shall, and the Company shall cause each of its Subsidiaries to, use commercially reasonable efforts to take all actions and do all things necessary to consummate and make effective the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article 5). In furtherance and not in limitation of the foregoing, each of the Company and HK shall, and the Company shall cause each of its Subsidiaries to, make all necessary filings with Governmental Entities as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by this Agreement. In addition, each of HK and the Company will use its commercially reasonable efforts (including, without limitation, payment of any required fees) and will cooperate fully with each other to (i) comply as promptly as practicable with all governmental requirements applicable to the transactions contemplated by this Agreement, including the making of all filings necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, but not limited to, the Proxy Statement or other foreign filings and any amendments to any thereof and
(ii) obtain promptly all consents, waivers, approvals, authorizations or permits of, or registrations or filings with or notifications to (any of the foregoing being a "Consent"), any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement (except for such Consents the failure of which to obtain would not prevent or materially delay the consummation of the Merger). Subject to the Confidentiality

Agreement, HK and the Company shall furnish to one and other such necessary information and reasonable assistance as HK or the Company may reasonably request in connection with the foregoing.

          (b) Without limiting Section 5.3(a) hereof, HK and the Company shall each (i) promptly make or cause to be made the filings required of such party under the HSR Act with respect to the Merger; (ii) use its best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the Merger, including without limitation defending through litigation on the merits any claim asserted in any court by any third party; and (iii) take any and all steps which, in such party's judgment, are commercially reasonable to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation law that may be asserted by any Governmental Entity with respect to the Merger so as to enable consummation thereof to occur as soon as reasonably possible. Each party hereto shall promptly notify the other parties of any communication to that party from any Governmental Entity with respect to the transactions contemplated by this Agreement and permit the other parties to review in advance any proposed communication to any Governmental Entity. HK and the Company shall not (and shall cause their respective affiliates and representatives not to) agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement, each of the parties hereto will coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as such other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act or in connection with other Consents. Each of the Company and HK agrees to respond promptly to and comply fully with any request for additional information or documents under the HSR Act. Subject to the Confidentiality Agreement, the Company will provide HK, and HK will provide the Company, with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

          (c) The Company and HK each agree to provide, and to cause their respective officers, employees and advisors to provide, and the Company agrees to cause its Subsidiaries and their respective officers, employees and advisors to provide, all commercially reasonable cooperation in connection with the arrangement of any financing in respect of the transactions contemplated by this Agreement, including, without limitation, (i) participation in meetings, due diligence sessions and road shows, (ii) assisting the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and
(iii) the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents as may be reasonably requested.

     Section 5.4 Public Announcements. The Company, on the one hand, and HK, on the other hand, agree to consult promptly with each other prior to issuing any press release or announcement or otherwise making any public statement with respect to the Merger and the other transactions contemplated hereby, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange or the Nasdaq Stock Market, Inc.

     Section 5.5 Employee Benefit Arrangements.

          (a) HK agrees that the Company will honor, and, from and after the Effective Time, the Surviving Corporation will honor, in accordance with their respective terms as in effect on the date hereof, the employment, severance and bonus agreements and arrangements to which the Company is a party which are set forth on Section 5.5 of the Disclosure Schedule.

          (b) The Company agrees that for a period of one year following the Effective Time, the Surviving Corporation shall continue the (i) compensation (including bonus and incentive awards) programs and plans and (ii) employee benefit and welfare plans, programs, contracts, agreements and policies (including insurance and pension plans), fringe benefits and vacation policies which are currently provided by the Company; provided that notwithstanding anything in this Agreement to the contrary the Surviving Corporation shall not be required to maintain any individual plan or program so long as the benefit plan and agreements maintained by the Surviving Corporation are, in the aggregate, not less favorable than those provided by the Company immediately prior to the date of this Agreement; and, provided, further, that nothing in this sentence shall be deemed to limit or otherwise affect the right of the Surviving Corporation to terminate employment or change the place of work, responsibilities, status or designation of any employee or group of employees as the Surviving Corporation may determine in the exercise of its business judgment and in compliance with applicable laws.

     Section 5.6 Indemnification; Directors' and Officers' Insurance.

          (a) The Company and, from and after the Effective Time, the Surviving Corporation, shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its Subsidiaries (the "Indemnified Parties") against all judgments, fines, losses, claims, damages, costs or expenses (including reasonable attorneys' fees) or liabilities arising out of or related to matters, actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time whether asserted or claimed prior to or after the Effective Time (i) to the full extent permitted by New York law or, if the protections afforded thereby to an Indemnified Person are greater, (ii) to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Certificate of Incorporation, as amended, and Bylaws and agreements in effect at the date hereof (to the extent consistent with applicable law), which provisions shall survive the Merger and continue in full force and effect after the Effective Time. Without limiting the foregoing, (i) HK shall, and shall cause the

Surviving Corporation to, periodically advance expenses (including attorney's fees) as incurred by an Indemnified Person with respect to the foregoing to the full extent permitted under applicable law, and (ii) any determination required to be made with respect to whether an Indemnified Party shall be entitled to indemnification shall, if requested by such Indemnified Party, be made by independent legal counsel selected by the Surviving Corporation and reasonably satisfactory to such Indemnified Party.

          (b) HK agrees that the Company, and, from and after the Effective Time, the Surviving Corporation, shall cause to be maintained in effect for not less than six years from the Effective Time the policies of the directors' and officers' liability insurance maintained by the Company and in effect as of September 1, 1999; provided that the Surviving Corporation may substitute therefor other policies of at least the same coverage amounts and which contain terms and conditions not less advantageous to the beneficiaries of the current policies and, provided further, that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring on or prior to the Effective Time; and provided further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date hereof and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.6(b) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

          (c) This Section 5.6 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of HK and the Surviving Corporation, and shall be enforceable by the Indemnified Parties.

     Section 5.7 Notification of Certain Matters. HK and the Company shall promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (A) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or (B) to cause any covenant, condition or agreement under this Agreement not to be complied with or satisfied and (ii) any failure of the Company, or HK, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder. Each of the Company and HK shall give prompt notice to the other parties hereof of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

     Section 5.8 State Takeover Laws. The Company shall, upon the request of HK, take all reasonable steps to assist in any challenge by HK to the validity or applicability to the transactions contemplated by this Agreement, including the Merger, of any state takeover law.

     Section 5.9 No Solicitation.

          (a) The parties acknowledge and agree that prior to October 15, 1999, the Company and its affiliates and the Company Representatives shall be permitted to take the actions proscribed in clauses (b)(i) through (v) below.

          (b) From and after October 15, 1999 until the termination of this Agreement, the Company and its affiliates shall not, and shall instruct the Company Representatives not to:

                    (i) directly or indirectly solicit, initiate, or encourage (including by way of furnishing nonpublic information or assistance), or take any other action to facilitate, any inquiries or proposals from any person that constitute, or may reasonably be expected to lead to, an acquisition, purchase, merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving any material portion of the assets or any securities of, any merger, consolidation or business combination with, or any public announcement of a proposal, plan, or intention to do any of the foregoing by, the Company or any of its Subsidiaries (such transactions being referred to herein as "Acquisition Proposals");

                    (ii) enter into, maintain, or continue discussions or negotiations with any person in furtherance of such inquiries or to obtain an Acquisition Proposal;

                    (iii) agree to or endorse any Acquisition Proposal;

                    (iv) enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, or

                    (v) authorize or permit the Company Representatives to take any such action;



               provided, however, that prior to the approval of the Merger by the shareholders of the Company nothing in this Agreement shall prohibit the Company Board or the Special Committee from (A) furnishing information to, and engaging in discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide proposal to acquire the Company and/or its Subsidiaries pursuant to a merger, consolidation, share exchange, tender offer, recapitalization, business combination or other similar transaction, or any transaction involving the sale of a material portion of the assets of the Company, but only to the extent that the Company Board or the Special Committee determines in good faith, after consulting with independent legal counsel (which may be the Company's regularly engaged outside legal counsel), that it has a fiduciary obligation to furnish such information or engage in such discussions or negotiations with such person or entity (any such proposal meeting such criteria, a "Superior Proposal"), provided, that prior to taking such action, the Company notifies HK of its intentions and obtains an executed confidentiality agreement from the appropriate parties substantially similar to the Confidentiality Agreement, (B) failing to make or withdrawing or modifying its recommendation referred to in Section 5.12 hereof if the Company Board or the Special Committee, after consultation with independent legal counsel (who may be the Company's regularly engaged outside legal counsel), determines in good faith that it has a fiduciary obligation to do so, provided that HK is given two days' prior written notice of its intentions to do so, and (C) disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to any tender offer, or taking any other legally required action, or any action required by the rules or regulations of any self-regulating securities exchange, market or other body (including, without limitation, the making of public disclosure as may be necessary or advisable under applicable securities laws); and, provided further, that notwithstanding anything to the contrary in this Agreement, the Company Board's or the Special Committee's exercise of its rights under clause (A), (B) or (C) above shall not constitute a breach by the Company of this Agreement.

          (c) The Company will promptly notify HK of the receipt of any Formal Acquisition Proposal, the terms and conditions of such proposal and the identity of the person making it. The Company also will promptly notify HK of any change to or modification of such Formal Acquisition Proposal and the terms and conditions thereof.

          (d) To the extent that, as of October 15, 1999, the Company, any of its affiliates or any Company Representative is engaged in discussions or negotiations with any person or entity (other than HK) with respect to any proposal that does not at such time constitute a Superior Proposal as defined in
(b) above, the Company shall, and shall cause its affiliates and the Company Representatives to, cease any and all activities, discussions or negotiations as of such date. Nothing in this Section 5.9(d) is intended to prevent, deter, or prohibit the Company Board or the Special Committee from taking any action permitted by Section 5.9(b) above and the taking of any such action shall not constitute a breach of this provision.

     Section 5.10 Interim Liabilities. The Surviving Corporation will pay, consistent with past practice, all liabilities, including all accounts payable and other expenses, which arise in the ordinary course of business prior to the Closing Date.

     Section 5.11 Reports. The Company shall provide HK with monthly financial statements, broken out by business segment (including management reports which are prepared in the ordinary course of business and related thereto), no later than the fifth business day following the end of each calendar month following the date of this Agreement until the Effective Date.

     Section 5.12 Shareholders' Meeting.

          (a)  The  Company,   acting  through  the  Company  Board,  shall,  in
accordance with applicable law:

                    (i) subject to the fiduciary duties of the Company Board, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the execution of this Agreement for the purpose of considering and taking action upon this Agreement;

                    (ii) prepare and file with the SEC a preliminary proxy statement relating to this Agreement, and use its reasonable efforts
          (A) to obtain and furnish the information required to be included by the SEC in a definitive proxy statement (the "Proxy Statement") and, after consultation with HK, to respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and cause the Proxy Statement to be mailed to its shareholders and (B) subject to the fiduciary duties of the Company Board, to obtain the necessary approvals of the Merger and this Agreement by its shareholders; and

                    (iii) subject to the fiduciary duties of the Company Board, include in the Proxy Statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval of this Agreement.

          (b) The Company covenants that the Proxy Statement will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by HK in writing for inclusion in the Proxy Statement. Each of the Company, on the one hand, and HK, on the other hand, agree promptly to correct any information provided by either of them for use in the Proxy Statement if and to the extent that it shall have become false or misleading, and the Company further agrees to take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities laws.

     Section 5.13 Letters of Accountants. The Company shall use its commercially reasonable efforts to cause to be delivered to HK from the Company's independent accountants a letter dated within two business days prior to the Effective Time stating that the Merger may be recorded for financial accounting purposes as a recapitalization if the Merger is consummated in accordance with this Agreement.

     Section 5.14 Conveyance Taxes. HK and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value-added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     Section 5.15 Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Common Shares from NASDAQ and to terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time of the Merger.


                                    ARTICLE 6
                    CONDITIONS TO CONSUMMATION OF THE MERGER

     Section 6.1 Conditions. The respective obligations of HK and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

          (a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

          (b) Illegality. There shall not have been any United States federal or state statute, rule or regulation enacted or promulgated after the date of this Agreement that would result in the imposition of material limitations on the ability of HK effectively to acquire or hold the business of the Company and its Subsidiaries taken as a whole.

          (c) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

     Section 6.2 Conditions to Obligations of HK. The obligations of HK to effect the Merger are further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date in all respects (except where the failure to be true and correct does not have a Material Adverse Effect on the Company), other than representations and warranties of the Company that relate to a specific date which shall be true and correct in all respects as of such date. HK shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect set forth in this paragraph.

          (b) Performance of Obligations of the Company. The Company shall have performed the obligations required to be performed by it under this Agreement prior to the Closing in all material respects.

          (c) Consents, etc. HK shall have received evidence, in form and substance reasonably satisfactory to it, that all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties set forth in Section 3.3 of the Disclosure Schedule and identified with an asterisk shall have been obtained.

          (d) No Injunction. No court of competent jurisdiction in the United States or other United States Governmental Entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise
(i) prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) prohibiting or limiting the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company or any of its Subsidiaries, or to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or (iii) imposing limitations on the ability of HK (or any shareholder of HK), to acquire or hold, or exercise full rights of ownership of, any Common Shares, including, without limitation, the right to vote Common Shares on all matters properly presented to the shareholders of the Company.

          (e) Financing. HK shall have received proceeds of financing on the terms and conditions and in the amounts described in the commitment letters (each, a "Commitment Letter") attached hereto as Exhibit A; provided, however, that if the failure to receive such financing is caused by HK's breach in any material respect of any representation, warranty, covenant or agreement made by HK and solely within the control of HK in any Commitment Letter, then in such event HK's obligation to consummate the Merger shall not be subject to the satisfaction of this condition.

          (f) No Material Adverse Effect. There shall not after the execution hereof have occurred a Material Adverse Effect on the Company, provided that (i) no event relating to the disclosures made by the Company to, or the discussions had by the Company with, HIG, HK or any of their respective affiliates prior to the date hereof with respect to matters disclosed by the Company in its press releases dated July 1, 1999 and August 12, 1999 and (ii) no suit, claim, action, or proceeding disclosed on Schedule 3.6 hereto(or any suit or action alleging facts or stating claims of a similar nature or that could otherwise be reasonably expected to arise out of or in connection with the negotiation and consummation of this transaction) shall constitute a Material Adverse Effect on the Company.

          (g)  Options.  Upon  payment of the Option  Consideration  pursuant to
Section 2.02 hereof, all Options pursuant to any existing Option Plans shall have been canceled and there shall be not other plans, programs or arrangements which obligate the Company or the Surviving Corporation to issue any equity securities or any securities with equity-like features.

          (h) Directors. All existing directors of the Company shall have tendered resignations from the Board which shall be effective as of the Effective Time.

          (i) Opinion of the Company's Counsel. HK shall have received from Proskauer Rose LLP, counsel for the Company, an opinion in form and substance satisfactory to HK, addressed to HK, dated as of the Closing Date, and HK's lenders shall have been allowed to rely thereon.

     Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of HK set forth in this Agreement shall be true and correct in all material respects (except for representations and warranties which are qualified by "materiality," "Material Adverse Effect," or terms of similar import or effect, in which case such representations and warranties shall be true and correct in all respects), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, other than representations and warranties of HK that relate to a specific date which shall be true and correct in all respects as of such date. The Company shall have received certificates signed on behalf of HK by the President or a Vice President of HK to the effect set forth in this paragraph.

          (b) Performance of Obligations of HK. HK shall have performed the obligations required to be performed by it under this Agreement in all material respects.

          (c) Opinion of HK's Counsel. The Company shall have received from Kirkland & Ellis, counsel for HK, an opinion in form and substance satisfactory to the Company, addressed to the Company, dated as of the Closing Date.

          (d) Payment of Notes. At the Closing, the Surviving Corporation shall have paid in full the four-year 5.7% promissory notes in an aggregate principal amount of approximately $5.57 million, issued to certain shareholders in connection with the termination of the Company's S Corporation status.

          (e) No Injunction. No court of competent jurisdiction in the United States or other United States Governmental Entity shall have issued any order, decree or ruling or taken any other action restraining, enjoining or otherwise
(i) prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) prohibiting or limiting the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company or any of its Subsidiaries, or to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement or (iii) imposing limitations on the ability of HK (or any shareholder of HK), to acquire or hold, or exercise full rights of ownership of, any Common Shares, including, without limitation, the right to vote Common Shares on all matters properly presented to the shareholders of the Company.

                                    ARTICLE 7
                         TERMINATION; AMENDMENTS; WAIVER

     Section 7.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the Company:

          (a) by the mutual written consent of HK and the Company, by action of their respective Boards of Directors;

          (b) by HK or the Company if the Merger shall not have been consummated on or before February 15, 2000; provided, however, that neither HK nor the Company may terminate this Agreement pursuant to this Section 7.1(b) if such party shall have materially breached this Agreement;

          (c) by HK or the Company if any court of competent jurisdiction in the United States or other United States Governmental Entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such order, decree, ruling or other action;

          (d) by the Company if, prior to the Effective Time, any person has made a bona fide Formal Acquisition Proposal (defined in Section 8.9(a) below), or has commenced a tender or exchange offer for the Common Shares, and the Company Board or Special Committee determines in good faith that its fiduciary duties require it to accept such proposal; provided, however, that, notwithstanding anything in this Agreement to the contrary, the termination of this Agreement by the Company in compliance with this Section 7.1(d) shall not be deemed to violate any other obligations of the Company under this Agreement, and, provided further, that the Company shall have notified HK of its intent to terminate at least two business days prior to the effective date of such termination;

          (e) by HK, if the Company Board shall have (i) failed to recommend to the shareholders of the Company that they give the Company Shareholder Approval,
(ii) withdrawn or modified in a manner adverse to HK its approval or recommendation of this Agreement or the Merger, (iii) approved or recommended an Acquisition Proposal or (iv) resolved to effect any of the foregoing;

          (f) by either HK or the Company, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof; or

          (g) by either HK or the Company, if the other party shall be in material breach of this Agreement, and such breach shall not have been cured within 20 days of receipt of written notice from the non-breaching party of such breach.

     Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that the terms and conditions of the Confidentiality Agreement with respect to matters addressed by the last sentence of Section 5.2 hereof and the provisions of this Section 7.2 and Section 7.3 of this Agreement shall survive any such termination. Nothing contained in this
Section 7.2 shall relieve any party from liability for any breach of any covenant of this Agreement or any breach of warranty or misrepresentation.

     Section 7.3 Fees and Expenses.

          (a) Subject to (b) below, in the event that this Agreement is terminated pursuant to Section 7.1(g) or is terminated pursuant to Section 7.1(b) based at least in part upon a material breach of this Agreement by one of the parties hereto (while the other party is not in material breach) and such breach has not been previously waived by the non-breaching party, the breaching party shall promptly reimburse the non-breaching party for all reasonable out-of-pocket expenses and fees (including, without limitation, fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, experts and consultants to HK and its affiliates, collectively referred to as "Costs"), whether incurred prior to, on or after the date hereof (but prior to the date this Agreement is terminated), in connection with the Merger and the consummation of all transactions contemplated by this Agreement, and the financing thereof.

          (b) In the event that this Agreement is terminated pursuant to Section 7.1(d) hereof, or by HK pursuant to Section 7.1(b) hereof based upon a material breach of this Agreement by the Company, or by HK pursuant to Sections 7.1(e) or 7.1(g) hereof and prior to such termination HK has not materially breached this Agreement, the Company will, within three business days of such termination, pay to HK in cash by wire transfer in immediately available funds to an account designated by HK a payment in an amount equal to $4 million (the "Termination Fee"), and no amount will be owed to HK pursuant to clause (a) above.

          (c) The prevailing party in any legal action undertaken to enforce this Agreement or any provision hereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action.

          (d) Except as otherwise specifically provided for herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     Section 7.4 Amendment. This Agreement may be amended by the Company and HK at any time before or after any approval of this Agreement by the shareholders of the Company but, after any such approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's shareholders hereunder without the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

     Section 7.5 Extension; Waiver. At any time prior to the Effective Time, HK, on the one hand, and the Company, on the other hand, may but shall not be obligated to (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained herein of the other or in any document, certificate or writing delivered pursuant hereto by the other or (iii) waive compliance by the other with any of the agreements or conditions. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                    ARTICLE 8
                                  MISCELLANEOUS

     Section  8.1   Non-Survival  of   Representations   and   Warranties.   The
representations and warranties made in this Agreement shall not survive beyond the Effective Time.


     Section 8.2 Entire Agreement; Assignment.

          (a) This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

          (b) Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that HK may assign its rights, interest and obligations to any affiliate or Subsidiary of HK without the consent of the Company, provided that no such assignment shall relieve HK of any liability for any breach by such assignee). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 8.3 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

          Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or telecopier to the respective parties as follows:

                    If to HK:               HK Merger Corp.
                                            c/o H.I.G. Capital, LLC
                                            1001 Brickell Bay Drive
                                            27th Floor
                                            Miami, FL 33137
                                            Attention:  John R. Black
                                            Rick Rosen
                                            Telecopier: (305) 379-2013

                    with a copy to:         Kirkland & Ellis
                                            200 East Randolph Drive
                                            Chicago, IL 60601
                                            Attention:  James L. Learner, P.C.
                                            Telecopier:  (312) 861-2200


                    If to the Company:      Happy Kids Inc.
                                            100 West 33rd Street
                                            Suite 1100
                                            New York, NY 10001
                                            Attention:  Jack M. Benun
                                            Telecopier:  (212) 967-1357

                    with a copy to:         Proskauer Rose LLP
                                            1585 Broadway
                                            New York, NY 10036
                                            Attention: Jeffrey A. Horwitz, Esq.
                                            Telecopier:  (212) 969-3229

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

     Section 8.5 Governing Law; Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. HK and the Company each hereby submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of the State of New York, County of New York, for the purpose of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. HK and the Company each irrevocably waive, to the fullest extent permitted by law, any objection which either of them may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

     Section 8.6 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     Section 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 8.8 Parties in Interest. Except with respect to Sections 2.2, 5.5 and 5.6 hereof (which are intended to be for the benefit of the persons identified therein, and may be enforced by such persons), this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 8.9 Certain Definitions. As used in this Agreement:

          (a) "Formal Acquisition Proposal" means a formal written proposal from any person for the purpose of arranging an acquisition, purchase, merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving all or substantially all of the assets of the Company or a majority of the outstanding Common Shares or all or substantially all of the Common Shares held by the public shareholders or any merger, consolidation or business combination with the Company.

          (b) Other than with respect to the term "ERISA Affiliate," the term "affiliate", as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

          (c) "Business" shall mean the businesses of the Company and its Subsidiaries as currently conducted;

          (d) "Intellectual Property" means (i) all patents, patent applications and patent disclosures and all inventions (whether or not patentable and whether or not reduced to practice, including but not limited to any reissues, continuations, continuations-in-part, divisions, revisions, extensions or reexaminations thereof); (ii) all trademarks, service marks, trade names, trade dress, logos, slogans, corporate names and Internet domain names and Web sites, and all the goodwill associated with each of the foregoing; (iii) all mask works and registrations and applications for registry thereof; (iv) all registered and unregistered statutory and common law copyrights; (v) all registrations, applications and renewals for any of the foregoing; (vi) all trade secrets, confidential information, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research information, drawings, specifications, designs, plans, improvements, proposals, technical and computer data, documentation and software, financial business and marketing plans, customer and supplier lists and related information and marketing materials and all other proprietary rights; and (vii) all other intellectual property rights;

          (e) "International Trade Laws and Regulations" means all federal, state, local and foreign statutes, executive orders, proclamations, regulations, rules, directives, decrees, ordinances and similar provisions having the force or effect of law and all judicial and administrative orders, rulings, determinations and common law concerning the importation of merchandise, the export or reexport of products, services and technology, the terms and conduct of international transactions, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including the Tariff Act of 1930 as amended and other laws administered by the United States Customs Service, regulations issued or enforced by the United States Customs Service, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, the Arms Export Control Act,
the International Traffic in Arms Regulations, any other export controls administered by an agency of the United States government, Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the Foreign Corrupt Practices Act, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement (NAFTA), antidumping and countervailing duty laws and regulations, laws and regulations by other countries concerning the ability of U.S. Persons to own businesses and conduct business in those countries, restrictions by other countries on holding foreign currency and repatriating funds and other laws and regulations adopted by the governments or agencies of other countries relating to the same subject matter as the United States statutes and regulations described above.

          (f) the term "Person" or "person" shall include individuals, corporations, partnerships, trusts, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange
Act); and

          (g) "Knowledge of the Company" or words of similar import means the actual knowledge of the following members of the Company's senior management:
Jack M. Benun, Mark J. Benun, Isaac Levy, Stuart Bender and Andrew Glasgow.

     Section 8.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]
                            [SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                             HAPPY KIDS INC.



                                                  /s/ Jack M. Benun
                                             By: -------------------------------
                                                  Name:  Jack M. Benun
                                                  Title: President


                                             HK MERGER CORP.



                                                  /s/ Sami Mnaymneh
                                             By: ----------------------------
                                                  Name:  Sami Mnaymneh
                                                  Title: President

                                   Schedule I
                                   ----------

                                Rollover Schedule
                                -----------------


Holder of Record   Pre-Closing Shares   Non-Rollover Shares   Rollover Shares
----------------- -------------------- --------------------- -----------------
Jack M. Benun         3,293,750             2,921,727             372,023
Mark J. Benun         3,293,750             2,921,727             372,023
Isaac Levy            1,162,500             1,031,198             131,302
Total                 7,750,000             6,874,652             875,348

EXHIBIT A
                              BANKERS TRUST COMPANY
                               130 LIBERTY STREET
                            NEW YORK, NEW YORK 10006




                                                              September 13, 1999



H.I.G. Capital LLC
1001 Brickell Bay Drive
Suite 2708
Miami, FL 33131

Attention:  Sami Mnaymneh


re  Commitment Letter


Gentlemen:

         You have advised Bankers Trust Company ("BTCo") that H.I.G. Capital LLC ("HIG") is considering a recapitalization transaction (the "Acquisition") of Happy Kids Inc. (the "Company") pursuant to which HIG, certain management shareholders of the Company and other investors reasonably acceptable to us (collectively, the "Equity Investors") would own 100% (on a fully diluted basis) of the equity of the Company. We understand that (i) the purchase price for the equity of the Company will be $81,100,000 and (ii) concurrently with the consummation of the Acquisition, the Company will refinance $14,200,000 of its existing debt (the "Refinancing" and, together with the Acquisition and the incurrence of the financings described below, the "Transaction"). We also understand that the Acquisition will be structured as a one-step merger transaction pursuant to which a company newly formed by the Equity Investors would merge with and into the Company, with the Company being the surviving corporation.

         BTCo understands that the aggregate funds needed to effect the Acquisition and the Refinancing will be $95,300,000 and that the fees and expenses incurred in connection with the Transaction will be approximately $5,500,000. BTCo further understands that the funding required to effect the Acquisition and the Refinancing, to pay fees and expenses owing in connection with the Transaction and to provide working capital to the Company and its subsidiaries shall be provided solely as follows: (i) a cash equity contribution (the "Equity Financing") from the Equity Investors in the amount of $26,575,000 (of which up to $6,275,000 may be in the form of roll-over equity retained by certain existing management shareholders of the Company (the "Equity Rollover")), (ii) the issuance by the Company of subordinated notes

(the  "Subordinated  Notes")  generating  gross cash proceeds of $10,000,000 and
(iii) the incurrence by the Company of the Senior Secured Financing as defined and described below.

         BTCo understands that the senior bank financing (the "Senior Secured Financing") required by the Company to effect the foregoing transactions will consist of (i) a $60,000,000 term loan facility (the "Term Loan Facility") and
(ii) a $50,000,000 revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities"), it being understood that approximately $10,500,000 of the Revolving Credit Facility may be utilized to effect the Acquisition and the Refinancing and to pay any fees and expenses owing in connection with the Transaction. A summary of certain of the terms and conditions of the Credit Facilities is set forth on Exhibit A hereto (the "Term Sheet").

         BTCo is pleased to confirm that (i) it commits to provide, on the terms and conditions set forth herein and in the Term Sheet, all of the Senior Secured Financing, (ii) it will act as sole Administrative Agent for a syndicate of financial institutions (the "Lenders") party to the Senior Secured Financing and
(iii) Deutsche Bank Securities Inc. ("DBSI"), an affiliate of BTCo, will act as sole Lead Arranger and sole Book Manager for the Senior Secured Financing. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Senior Secured Financing unless you and we shall so agree.

         BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Senior Secured Financing, to syndicate all or part of its commitment for the Senior Secured Financing to one or more Lenders pursuant to a syndication to be managed by BTCo. BTCo shall commence syndication efforts promptly after your acceptance of this letter and you agree to actively assist BTCo in achieving a syndication that is satisfactory to BTCo. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of HIG, the Company and the proposed syndicate members. To assist BTCo in its syndication efforts, you hereby agree, both before and after the closing of the Senior Secured Financing, (i) to provide and cause your advisors to provide BTCo and the other syndicate members upon request with all information reasonably deemed necessary by BTCo to complete syndication, including but not limited to information and evaluations prepared by HIG and the Company or by your or their respective advisors relating to the Transaction and the other transactions contemplated hereby, (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Secured Financing and (iii) to make available officers of each of HIG and the Company from time to time and to attend and make presentations regarding the business and prospects of the Company and its subsidiaries at a meeting or meetings of Lenders or prospective Lenders.

         If BTCo discovers information not previously known to it which BTCo reasonably believes is materially negative information with respect to the Transaction or the condition (financial or otherwise), business, operations, assets, liabilities or prospects of the Company or any of its subsidiaries, BTCo may, in its sole discretion, suggest alternative financing amounts or structures that assure adequate protection for it or decline to provide or participate in the proposed financing.

         You hereby agree to pay all reasonable costs and expenses of BTCo and its affiliates (including the reasonable fees and expenses of White & Case LLP and other counsel to BTCo and BTCo's and its affiliates' out-of-pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing arrangements (and BTCo's and its affiliates' due diligence and syndication efforts in connection herewith), whether or not the Transaction is consummated, the Senior Secured Financing is made available or definitive credit documents are executed. In addition, you hereby agree to indemnify and hold harmless each of the Lenders (including in any event BTCo)
and each director, officer, employee, agent and affiliate thereof (each of the foregoing entities an "indemnified person") in connection with any losses, claims, damages, liabilities or other expenses to which such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the Transaction or this letter or the extension of the Senior Secured Financing contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Senior Secured Financing contemplated by this letter, and you agree to reimburse each indemnified person for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which such expenses arise), provided that you shall have no obligation to indemnify any indemnified person for any loss, claim, damage, expense or liability to the extent that same resulted primarily from the gross negligence or willful misconduct of such indemnified person (as determined by a court of competent jurisdiction in a final and non-appealable decision). This letter is furnished for your benefit only and may not be relied upon by any other person or entity. Neither BTCo nor any of its affiliates shall be responsible or liable to you or any other person or entity for any consequential damages which may be alleged as a result of this letter or BTCo's failure to provide the Senior Secured Financing. You also hereby agree to pay to BTCo the fees set forth in the separate fee letter (the "Fee Letter") dated the date hereof with respect to the Senior Secured Financing, with such fees to be payable in accordance with the terms of the Fee Letter.

         BTCo reserves the right to employ the services of its affiliates, including DBSI, in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and its affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates, and such affiliates may share with BTCo, any information relating to the Transaction or HIG, the Company and their respective subsidiaries and affiliates, including any information as to the creditworthiness of any such entities. BTCo agrees to treat, and cause any such affiliate to treat, all non-public information provided to it by you with respect to the Transaction and the Company and identified as confidential, as confidential information in accordance with customary banking industry practices.

         The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

         No amendment, waiver or modification of any provision of this letter, the Term Sheet or the Fee Letter shall be effective unless the same shall be in writing and signed by each of the parties hereto.

         BTCo shall have the right to review and approve all public announcements and filings relating to the Transaction which refer to it, any of its affiliates or any other Lender before they are made (such approval not to be unreasonably withheld).

         Except as and to the extent required by law, you are not authorized to show or circulate this letter to any other person or entity (other than (i) your legal and financial advisors in connection with your evaluation hereof and (ii) the Company and its legal and financial advisors in connection with their evaluation of your proposal for the Transaction), provided that after you have accepted this letter as provided in the immediately succeeding paragraph you may disclose a copy of this letter and the Term Sheet (but not the Fee Letter) as, and to the extent, required in any public filing made in connection with the Transaction (but otherwise subject to the immediately preceding paragraph). If this letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned. This letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts shall be an original, but all of which shall together constitute one and the same instrument.

         If you are in agreement with the foregoing, please sign and return to BTCo the enclosed copy of this letter, together with a copy of the Fee Letter. This offer shall terminate at 5:30 P.M., New York time, on September 17, 1999 unless a signed copy of this letter, together with a signed copy of the Fee Letter, have been delivered to BTCo (including by way of facsimile transmission) by such time.

                                      * * *

         THIS LETTER AND THE FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER AND/OR THE FEE LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER AND/OR THE FEE LETTER OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

                                     Very truly yours,

                                     BANKERS TRUST COMPANY



                                     By /s/ Ryan Zanin
                                        --------------------------------
                                        Name:  Ryan Zanin
                                        Title: Managing Director


Agreed to and Accepted this
_____ day of __________, 1999:


H.I.G. CAPITAL LLC



By  /s/ Sami Mnaymneh
    --------------------------
    Name:  Sami Mnaymneh
    Title: President

                                                                       Exhibit A
                                                                       ---------

                 SUMMARY OF CERTAIN TERMS AND CONDITIONS OF THE
                 ----------------------------------------------
                               CREDIT FACILITIES1
                               ------------------



I.        Description of the Credit Facilities
          ------------------------------------

A.        Term Loan Facility
          ------------------

Amount:                    $60,000,000   term  loan  facility  (the  "Term  Loan
                           Facility").

Maturity:                  The final  maturity  date for the Term Loan  Facility
                           shall  be  five   years  from  the  date  of  initial
                           borrowing  under the Senior  Secured  Financing  (the
                           "Closing  Date").  The  loans  under  the  Term  Loan
                           Facility (the "Term Loans") shall amortize in equal quarterly installments in aggregate annual amounts as follows:

                                                          Amortization
                                                          ------------
                                    Loan Year                Amount
                                    ---------                ------
                                        1                          $0
                                        2                  $6,000,000
                                        3                  $9,000,000
                                        4                 $15,000,000
                                        5                 $30,000,000
                                                          -----------
                                      Total               $60,000,000
                                                          ===========


Use of Proceeds:           The  Term  Loans  shall  be  utilized  solely  to (x)
                           finance the Acquisition and the Refinancing and (y) pay the fees and expenses incurred in connection with the Transaction.

Availability:              Term Loans may only be incurred on the Closing  Date.
                           No amount of the Term Loans once repaid may be reborrowed.

----------

1 Unless otherwise defined herein, capitalized terms used herein and defined in the Commitment Letter to which this Term Sheet is attached (the "Commitment Letter") are used herein as therein defined.

                                                                       Exhibit A
                                                                          Page 2

B.        Revolving Credit Facility
          -------------------------

Amount: $50,000,000 revolving credit facility (the "Revolving Credit Facility") with a $30,000,000 sublimit for standby and commercial letters of credit (the "Letters of Credit") to support obligations of the Borrower (as defined below) and its subsidiaries satisfactory to the Agent (as defined below).

Maturity:                  The date  occurring five years from the Closing Date,
                           with all loans made pursuant to the Revolving  Credit
                           Facility (the "Revolving Loans" and, together with the Term Loans, the "Loans") to be repaid as a bullet on such date and all Letters of Credit to terminate by such date.

Use of Proceeds:           The Revolving Loans shall be utilized for the working
                           capital  and  general   corporate   purposes  of  the
                           Borrower and its  subsidiaries,  it being  understood
                           (i) that approximately $10,500,000 of Revolving Loans may be used for the same purposes as the Term Loans and (ii) no part of the Revolving Credit Facility shall be used to finance acquisitions.

Availability:              Revolving   Loans  may  be   borrowed,   repaid   and
                           reborrowed on or after the Closing Date and prior to the maturity of the Revolving Credit Facility. The
                           Borrower's  utilization  under the  entire  Revolving
                           Credit Facility for both Revolving Loans and Letters of Credit will be subject to a borrowing base ( the "Borrowing Base") equal to the sum of (I) 85% of Eligible Receivables and (II) 50 % of Eligible
                           Inventory (in each case, to be defined in a manner satisfactory to the Agent).



II.       Terms Applicable to all of the Credit Facilities
          ------------------------------------------------

Borrower:                  The Company (the "Borrower").

Administrative
Agent:                     BTCo (the "Agent").

Lead Arranger and
Book Manager:              DBSI.

Lenders: A syndicate of lenders agented by BTCo and arranged by DBSI (the "Lenders").

Guaranties:                All amounts and obligations  under the Senior Secured
                           Financing  shall be  unconditionally  guaranteed (the
                           "Guaranty") by each of the direct

                                                                       Exhibit A
                                                                          Page 3


                           and  indirect   subsidiaries  of  the  Borrower  (the
                           "Guarantors"), subject to customary exceptions for transactions of this type.

Security:                  All amounts owing by the Borrower and the  Guarantors
                           under the Senior Secured Financing will be secured by
                           (i) a  first  priority  perfected  pledge  of (x) all
                           notes owned by the  Borrower and the  Guarantors  and
                           (y) all  capital  stock  and other  equity  interests
                           owned by the Borrower and the  Guarantors  and (ii) a
                           first  priority  perfected  security  interest in all
                           other   assets   owned  by  the   Borrower   and  the
                           Guarantors,     including,     without    limitation,
                           receivables,  securities,  inventory, equipment, real
                           estate,   leasehold   interests,   cash,   contracts,
                           contract  rights,  licenses,   patents,   copyrights,
                           trademarks and other general intangibles, subject to customary exceptions for transactions of this type.

Interest Rates:            At the  Borrower's  option,  Loans may be  maintained
                           from time to time as (x) Base Rate Loans, which shall
                           bear interest at the Base Rate (as defined  below) in
                           effect from time to time plus the  Applicable  Margin
                           (as defined below) or (y) Reserve Adjusted Eurodollar
                           Loans,  which shall bear  interest at the  Eurodollar
                           Rate (as  determined  by the Agent,  and adjusted for
                           maximum reserves) for the respective  interest period
                           plus the Applicable Margin, provided that, (A) except
                           as  provided  in  succeeding  clause  (B), no Reserve
                           --------  Adjusted  Eurodollar  Loans may be incurred
                           prior to the  earlier  of (i) the 90th day  following
                           the  Closing  Date and (ii) that date upon which BTCo
                           determines  in its sole  discretion  that the primary
                           syndication of the Senior Secured  Financing has been
                           completed and (B) prior to the earlier date set forth
                           in clause  (A)  above,  the  Borrower  may  select an
                           interest  period  of one  week  so  long  as (i)  all
                           outstanding  Reserve  Adjusted  Eurodollar  Loans are
                           subject  to the  same  interest  period  and (ii) the
                           selection  of  such  an  interest   period  will  not
                           interfere  with the  Agent's  closing of the  primary
                           syndication  of  the  Senior  Secured   Financing  as
                           determined by the Agent in its sole discretion.

                           "Base Rate" shall mean the higher of (x) the rate that BTCo announces from time to time as its prime lending rate and (y) 1/2 of 1% in excess of the overnight federal funds rate.

                           "Applicable Margin" shall mean (i) in the case of Base Rate Loans, 2.25% per annum, and (ii) in the case of Reserve Adjusted Eurodollar Loans, 3.25% per annum, subject to quarterly pricing stepdowns to be agreed based upon leverage ratios to be agreed upon.

                           Interest periods of 1, 2, 3 and 6 months shall be available in the case of Reserve Adjusted Eurodollar Loans, provided that an interest period of

                                                                       Exhibit A
                                                                          Page 4


                           one week shall be available as and to the extent provided in the third proceeding paragraph.

                           The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, funding losses, illegality and withholding taxes.

                           Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of Loans and at maturity. All interest, commitment commission and other fee calculations shall be based on a 360-day year and actual days elapsed.

                           Overdue principal and, to the extent permitted by law, overdue interest and all other overdue amounts shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to the Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Commitment Fees:           1/2 of 1% per  annum  of the  unutilized  commitments
                           under the Senior Secured Financing, as in effect from time to time, commencing on the Closing Date to and including the termination of the Senior Secured
                           Financing, payable quarterly in arrears and upon the termination of the Senior Secured Financing.

Letter of
Credit Fees:               The Applicable  Margin as in effect from time to time
                           for Revolving  Loans  maintained as Reserve  Adjusted
                           Eurodollar Loans to be shared  proportionately by the
                           Lenders in accordance with their participation in the
                           respective Letter of Credit,  and a facing fee of 1/8
                           of 1% per annum (but not less than $500 per --- -----
                           annum per  Letter of Credit) to be paid to the issuer
                           of the Letter of Credit for its own account,  in each
                           case calculated on the aggregate stated amount of all
                           Letters of Credit for the stated duration thereof. In
                           addition,  the  issuer of a Letter of Credit  will be
                           paid  its   customary   administrative   charges   in
                           connection with each Letter of Credit issued by it.

Voluntary Prepayments
and Commitment
Reductions:                Permitted  in whole or in part with prior  notice but
                           without  premium or penalty,  provided  that  Reserve
                           Adjusted Eurodollar Loans that are

                                                                       Exhibit A
                                                                          Page 5

                           prepaid on any day other than the last day of an interest period applicable thereto shall be accompanied by customary breakage costs. Voluntary prepayments of Term Loans shall be applied to reduce the then remaining scheduled amortizations of the Term Loans on a pro rata basis.

Mandatory Prepayments
and Commitment
Reductions:                Mandatory  repayments  of Term  Loans  (and after all
                           Term Loans have been repaid,  mandatory reductions to
                           the commitments  under the Revolving  Credit Facility
                           except with  respect to clause  (iv) below)  shall be
                           required  in an  amount  equal to (i) 100% of the net
                           cash  proceeds  from any  issuance or  incurrence  of
                           funded   debt   by  the   Borrower   or  any  of  its
                           subsidiaries,  subject to customary  exceptions to be
                           agreed upon,  (ii) 100% of the net cash proceeds from
                           equity issuances and capital  contributions,  subject
                           to customary exceptions to be agreed upon, (iii) 100%
                           of the net  sale  proceeds  from  asset  sales by the
                           Borrower  or  any  of its  subsidiaries,  subject  to
                           customary  exceptions to be agreed upon,  (iv) 75% of
                           annual  excess  cash  flow  (to  be  defined  to  the
                           satisfaction  of BTCo) and (v) 100% of insurance  and
                           condemnation  proceeds,   with  certain  reinvestment
                           rights to be agreed upon. Mandatory repayments of the Term Loans shall be applied to reduce the then remaining scheduled amortizations of the Term Loans on pro rata basis.

                           In addition, (x) Revolving Loans shall be required to be prepaid (and Letters of Credit cash collateralized) if at any time the aggregate principal amount thereof exceeds either the total Revolving Credit Facility commitments or the Borrowing Base, in each case with such prepayment (and/or cash collateralization) to be in an amount equal to such excess and (y) unless the Required Lenders otherwise agree, all Loans shall be required to be repaid in full and all commitments in respect of the Credit Facilities shall terminate upon the occurrence of a "change of control" of the Borrower (to be defined to the satisfaction of BTCo).

Assignments and
Participations:            The Borrower may not assign its rights or obligations
                           under the Credit Facilities without the prior written
                           consent of the  Lenders.  Any Lender may assign,  and
                           may  sell   participations   in,   its   rights   and
                           obligations under the Credit Facilities,  subject (x)
                           in  the   case  of   participations,   to   customary
                           restrictions on the voting rights of the participants
                           and  (y)  in  the  case  of   assignments,   to  such
                           limitations as may be established by BTCo,  including
                           the  consent of the Agent and,  so long as no default
                           or  event  of   default   exists   under  the  Credit
                           Facilities, the consent of the

                                                                       Exhibit A
                                                                          Page 6

                           Borrower (each of which consents shall not be unreasonably withheld or delayed). The Credit Facilities shall provide for a mechanism which will allow each assignee to become a direct signatory to the Credit Facilities and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Documentation:             The  Lenders'  commitments  will  be  subject  to the
                           negotiation,  execution  and  delivery of  definitive
                           financing    agreements    (and   related    security
                           documentation,  guaranties, etc.) consistent with the
                           terms of this letter,  in each case prepared by White
                           & Case LLP, counsel to the Agent, and satisfactory to
                           the Agent and the Required Lenders (including without
                           limitation    as   to    the    terms,    conditions,
                           representations,  covenants  and  events  of  default
                           contained   therein).   All  documentation  shall  be
                           governed   by   New   York   law   (except   security
                           documentation that the Agent determines should be governed by local law).

Commitment
Termination:               The  commitment of BTCo under the  Commitment  Letter
                           shall terminate on December 15, 1999 (or earlier in the event that HIG has terminated the agreement with respect to the Acquisition) unless a definitive credit agreement for the Senior Secured Financing has been executed and delivered, the Transaction has been consummated and the Closing Date has occurred on or prior to such date.

Conditions
Precedent:                 In addition to conditions precedent typical for these
                           types  of   facilities   and  any  other   conditions
                           appropriate   in  the   context   of   the   proposed
                           transaction,   the  following   conditions,   without
                           limitation, shall apply:


A.  Conditions to the Initial Loans
-----------------------------------

                           (i) The structure and all terms of, and the documentation for, the Transaction shall be reasonably satisfactory in form and substance to the Agent and the Required Lenders, and such documentation shall be in full force and effect. All conditions precedent to the consummation of the Transaction as set forth in the documentation relating thereto shall have been satisfied (including the receipt of waivers of the change of control provisions in the Borrower's and its subsidiaries' licensing agreements), and not waived except with the consent of the Agent and the Required Lenders, to the satisfaction of the Agent and the Required Lenders. The Transaction shall have been consummated in accordance with the respective documentation therefor and all applicable laws.

                                                                       Exhibit A
                                                                          Page 7

                           (ii) The Borrower shall have received gross cash proceeds from the Equity Financing of $26,575,000 (of which up to $6,275,000 may be in the form of the Equity Rollover). All terms and conditions (and the documentation) of, or relating to, the Equity Financing shall be reasonably satisfactory to the Agent and the Required Lenders.

                           (iii) The Borrower shall have received gross cash proceeds of $10,000,000 from the issuance of a like principal amount of the Subordinated Notes. The Subordinated Notes shall be unsecured. All terms and conditions (and the documentation) of, or relating to, the Subordinated Notes (including, without limitation, amortization, maturities,
                                   interest    rates,    covenants,    defaults,
                                   remedies, mandatory prepayments, offer to purchase, sinking fund provisions, limitations on cash interest payable, subordination provisions and other terms) shall be reasonably satisfactory to the Agent and the Required Lenders.

                           (iv) The Borrower shall have used all cash proceeds received by it from the financings described in clauses (ii) and (iii) above to make payments owing in connection with the Transaction before utilizing any proceeds of Loans pursuant to the Senior Secured Financing for such purpose.

                           (v) The corporate, capital and ownership structure of the Borrower and its subsidiaries shall be satisfactory to the Agent and the Required Lenders.

                           (vi) All necessary governmental (domestic and foreign) and third party approvals and/or consents in connection with the Transaction and the other transactions contemplated by the Senior Secured Financing and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon, the consummation of the Transaction or the other transactions contemplated by the Senior Secured Financing or otherwise referred to herein. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Transaction or the transactions contemplated by the Senior Secured Financing.

                           (vii) The Lenders shall have a perfected first priority security interest in all assets of the Borrower and the Guarantors as required

                                                                       Exhibit A
                                                                          Page 8

                                   above. The Guaranty shall have been executed by the Guarantors as required above.

                           (viii) Nothing shall have occurred (and neither the Agent nor any of the Lenders shall have become aware of any facts or conditions not previously known, whether as a result of their due diligence investigations or otherwise) which the Agent or the Required Lenders shall determine has had, or could reasonably be expected to have, a material adverse effect on the rights or remedies of the Lenders or the Agent, or on the ability of the Borrower or any of its subsidiaries to perform its respective obligations to the Lenders or which has had, or could reasonably be expected to have, a material adverse effect on the Transaction or on the business, operations, property, assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or any of its subsidiaries.

                           (ix) No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Transaction or the Senior Secured Financing or any documentation executed in connection therewith which the Agent or the Required Lenders in their sole discretion determine to be material, or which the Agent or the Required Lenders shall determine could reasonably be expected to have a material adverse effect on the Transaction or on the business, operations, property, assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or any of its subsidiaries.

                           (x) The Lenders shall have received legal opinions from counsel, and covering matters, reasonably acceptable to the Agent and the Required Lenders.

                           (xi) All Loans and other financing to the Borrower shall be in full compliance with all applicable requirements of the margin regulations.

                           (xii) The Lenders shall have received a solvency certificate from the chief financial officer of the Borrower, in form and substance reasonably acceptable to the Agent and the
                                   Required Lenders, setting forth the conclusions that, after giving effect to the Transaction and the incurrence of all the financings contemplated herein, each of the Borrower on a stand-alone basis, and the Borrower and its subsidiaries taken as a whole, are not insolvent and will not be rendered insolvent by the indebtedness incurred in connection therewith, and will not be

                                                                       Exhibit A
                                                                          Page 9

                                   left with unreasonably small capital with which to engage in their businesses and will not have incurred debts beyond their ability to pay such debts as they mature.

                           (xiii) There shall have been no material adverse change to the syndication market for credit facilities similar in nature to the Senior Secured Financing contemplated herein and there shall not have occurred and be continuing a disruption of or an adverse change in financial, banking, capital or loan syndication markets that would have a material adverse effect on the syndication of the Senior Secured Financing, in each case as determined by the Agent in its sole discretion. HIG and the Borrower shall have fully cooperated in the Agent's syndication efforts, including without limitation by promptly providing the Agent with all information deemed necessary by the Agent to successfully complete the syndication.

                           (xiv) The Agent and the Required Lenders shall be satisfied with the management of the Borrower and its subsidiaries and with their employment and other compensation arrangements.

                           (xv) The Agent shall have received, and shall be satisfied with, an opening pro forma balance sheet of, and projections for, the Borrower and its subsidiaries, in each case after giving effect to the Transaction.

                           (xvi) All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby payable to the Lenders or the Agent shall have been paid to the extent due.

                           (xvii) After giving effect to the Transaction and the financings incurred in connection therewith, the Borrower and its subsidiaries shall have no outstanding indebtedness or preferred stock other than (x) the Senior Secured Financing, (y) the Subordinated Notes and (z) such other indebtedness, if any, as is reasonably acceptable to the Agent and the Required Lenders.

                           (xviii) Neither the  consummation of the Transaction,
                                   nor the entering into of the Credit Facilities shall conflict with, or give rise to a default under, any material agreements of the Borrower or any of its subsidiaries. In addition, the Borrower's and its subsidiaries' factoring arrangements with CIT shall have been amended on a basis satisfactory to the Agent to provide, inter alia, (i) that CIT shall only have a lien on the receivables

                                                                       Exhibit A
                                                                         Page 10

                                   purchased by it and (ii) that the Lenders are entitled to a first priority security interest in all other assets of the Borrower and its subsidiaries as provided herein.

B.  Conditions To all Loans
---------------------------

                           Absence  of  default  or event of  default  under the
                           Credit Facilities and continued accuracy of representations and warranties in all material respects.

Covenants:                 Those typical for these types of  facilities  and any
                           additional covenants appropriate in the context of the proposed transaction. Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

                           (i)     Restrictions on other indebtedness.

                           (ii) Restrictions against mergers, consolidations and acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets.

                           (iii)   Restrictions on sale-leaseback transactions.

                           (iv)    Restrictions    on   dividends    and   stock
                                   purchases.

                           (v)     Restrictions  on  voluntary   prepayments  of
                                   other debt and amendments thereto.

                           (vi) Restrictions on transactions with affiliates and formation of subsidiaries.

                           (vii)   Restrictions on investments.

                           (viii) Absence of liens, with customary exceptions to be negotiated.

                           (ix) Various financial covenants customary for a transaction of this type (including, without limitation, maximum total leverage, minimum interest coverage, minimum fixed charge coverage (including cash earn-out payments as a fixed charge), minimum EBITDA and minimum asset value ratio).

                           (x)     Restrictions on capital expenditures.

                           (xi)    Adequate insurance coverage.

                           (xii)   ERISA covenants.

                                                                       Exhibit A
                                                                         Page 11

                           (xiii) The obtaining of interest rate protection in amounts and for periods to be determined.

                           (xiv)   Restrictions   on  material   amendments   of
                                   organizational documents.

                           (xv)    Maintenance of properties.

                           (xvi)   Restrictions on changes in business.

Representations
and Warranties:            The Credit Facilities and related documentation shall
                           contain representations and warranties typical for these types of facilities, as well as any additional ones appropriate in the context of the proposed transaction.

Events of  Default:        Those typical for these types of  facilities  and any
                           additional ones appropriate in the context of the proposed transaction, including, without limitation, a default in the event of a change of control or ownership of the Borrower.

Required Lenders:          Majority

EXHIBIT A                                                    [Commitment Letter]


                            BANKERS TRUST CORPORATION
                               130 LIBERTY STREET
                               NEW YORK, NY 10006


                                                              September 16, 1999
H.I.G. Capital LLC
1001 Brickell Bay Drive
Suite 2708
Miami, Florida  33131

Attention:  Sami Mnaymneh


          Re: Happy Kids Recapitalization Financing
              -------------------------------------

Gentlemen:

          We understand that you intend to consummate a recapitalization (the "Recapitalization") of Happy Kids, Inc. (the "Company"), to be accomplished by merger of a newly formed company ("Acquisition Corp.") owned by you and/or your affiliates and other investors reasonably satisfactory to the Lender (the "Equity Investors") with and into the Company, with the Company as the surviving entity. We further understand that the cash requirements for the Recapitalization, the refinancing of approximately $14.2 million of existing debt of the Company and its subsidiaries (the "Refinancing") and related fees and expenses will be approximately $100.8 million and will be provided solely from (i) term loan facilities (the "Term Loan Facilities") of up to $60 million,
(ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facilities, the "Bank Financing") of up to $50 million of which it is estimated approximately $10.5 million will be drawn as of the closing date of the Recapitalization (the "Closing Date"), (iii) a common equity contribution to the Company of at least $26.575 million, $20.3 million of which will be contributed in cash by the Equity Investors and up to $6.275 million of which may be in the form of rollover equity of existing shareholders of the Company (the "Equity Financing") and (iv) up to $10 million from the issuance of senior subordinated debt of the Company. The Recapitalization, the Bank Financing, the Equity Financing, the Refinancing and the issuance of senior subordinated debt are herein collectively referred to as the "Transaction".

          You have requested that Bankers Trust Corporation (the "Lender") commit to provide to the Company funds in the amount of up to $10 million in the form of a senior subordinated loan (or note issuance) to be made available as described in Section 1 hereof (the "Senior Subordinated Financing").

          Accordingly, subject to the terms and conditions set forth or incorporated in this letter, the Lender agrees with you as follows:

          Section 1. Senior Subordinated Financing. The Lender hereby commits, subject to the terms and conditions hereof and in the Summary Term Sheet attached hereto as Exhibit A (the "Term Sheet"), to provide to the Company a senior subordinated loan (which at the option of the Lender may take the form of senior subordinated notes) in the aggregate principal amount of up to $10 million. The proceeds of the Senior Subordinated Financing shall be used, together with the proceeds of the Bank Financing and the Equity Financing, solely to finance the Recapitalization, to consummate the Refinancing and to pay fees and expenses incurred in connection with the Recapitalization. The principal terms of the Senior Subordinated Financing are summarized in the Term Sheet.

          Unless the Lender's commitment hereunder shall have been terminated pursuant to Section 6, the Lender or its affiliates shall have the exclusive right to provide the Senior Subordinated Financing or other mezzanine financing required in connection with the Transaction.

          You hereby represent and covenant that based on your review and analysis, to the best of your knowledge (a) all information other than Projections (as defined below), which has been or is hereafter made available to the Lender by you or your representatives, advisors or affiliates in connection with the transactions contemplated hereby (the "Information") has been reviewed and analyzed by you in connection with the performance of your own due diligence and is, or in the case of Information made available after the date hereof will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary to make the statements contained therein, in the light of the circumstances under which such statements were or are made, not misleading and (b) all financial projections concerning the Company that have been or are hereafter made available to the Lender by you or your representatives, advisors or affiliates in connection with the transactions contemplated hereby (the

"Projections") have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance can be given that such Projections will be realized). You agree to supplement the Information and the Projections from time to time until the termination of the Lender's commitment hereunder so that the representation and warranty made in the preceding sentence is correct as of such date. In arranging and syndicating the Senior Subordinated Financing, the Lender will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the disclosure representations contained herein shall be terminated and of no further force and effect.

          Section 2. Financing Documentation. The making of the Senior Subordinated Financing will be governed by definitive loan (or an indenture or note agreement in the case of a note financing) and related agreements and documentation (collectively, the "Financing Documentation") in form and substance reasonably satisfactory to the Lender. The Financing Documentation shall be prepared by Cahill Gordon & Reindel, special counsel to the Lender. The Financing Documentation shall contain such covenants, terms and conditions as are consistent with this letter and the Term Sheet and such other covenants, terms, conditions, representations, warranties, events of default and remedies provisions as shall be satisfactory to the Lender and you and which are typical for mezzanine financings.

          Section 3. Conditions. The obligation of the Lender under Section 1 of this letter to provide the Senior Subordinated Financing is subject to fulfillment of the following conditions:

          (a) Acquisition Agreement. The Company and Acquisition Corp. shall have entered into a merger agreement or other acquisition agreement (the "Acquisition Agreement") on terms and in form and substance reasonably satisfactory to the Lender. The Acquisition Agreement shall not have been amended in any material respect without the Lender's consent, which consent shall not be unreasonably withheld. All conditions precedent to the Recapitalization contained in the Acquisition Agreement shall have been performed or complied with substantially on the terms set forth therein and not waived without the Lender's consent, which consent shall not be unreasonably withheld, and the Recapitalization shall have been consummated simultaneously with the making of the Senior Subordinated Financing.

          (b) Financing Documentation. The Company and the Lender shall have entered into the Financing Documentation relating to the Senior Subordinated Financing and the transactions contemplated thereby, on terms and in form and substance reasonably satisfactory to the Lender.

          (c) Bank Financing. The Company shall have entered into definitive documentation on terms and in form and substance reasonably satisfactory to the Lender with respect to the Bank Financing (collectively with all documents and instruments related thereto or delivered in connection therewith, the "Bank Documents") with a commercial lender or lenders or a syndicate of commercial lenders in form and substance reasonably satisfactory to the Lender. The Bank Documents shall be in full force and effect and the parties thereto shall be in compliance with all material agreements thereunder.

          (d) Equity Financing. On or prior to the Closing Date, the Company shall have received cash proceeds of not less than $26.575 million from the Equity Financing (up to $6.275 million of which may be in the form of rollover equity). The terms of the Equity Financing shall be reasonably satisfactory to the Lender.

          (e) No Adverse Change or Development, Etc. (i) Nothing shall have occurred since December 31, 1998 (and the Lender shall have become aware of no facts or conditions not previously known to the Lender) which the Lender shall, in its reasonable discretion, determine could have a material adverse effect on the rights or remedies of the Lender, or on the ability of the Company to perform its obligations to the Lender or which could have a materially adverse effect on the business, property, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company (a "Material Adverse Effect"); (ii) trading in securities generally on the New York or American Stock Exchange shall not have been suspended and minimum or maximum prices shall not have been established on any such exchange; (iii) a banking moratorium shall not have been declared by New York or United States authorities; and (iv) there shall not have been (A) an outbreak or escalation of hostilities between the United States and any foreign power, or (B) an outbreak or escalation of any other insurrection or armed conflict involving the United States or any other national or international calamity or emergency, or (C) any material change in the general financial markets of the United States which, in each case, in the reasonable judgment of the Lender would have a material adverse effect on the ability to syndicate loans or sell or place securities, as the case may be, such as the Senior Subordinated Financing.

          (f) Capital Structure. The pro forma consolidated capital structure of the Company, after giving effect to the Recapitalization, shall be consistent with the capital structure contemplated herein, and other than the Senior Subordinated Financing, the Bank Financing and other indebtedness reasonably satisfactory to the Lender, the Company, after giving effect to, and upon consummation of, the Recapitalization, shall have no outstanding indebtedness for money borrowed.

          (g) Opinions. As of the Closing Date, the Lender shall have received legal and other opinions (including all reports and certificates as to solvency received by the lenders under the Bank Financing) from persons, and covering matters, reasonably acceptable to the Lender.

          (h) Litigation. There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that could reasonably be expected to have a Material Adverse Effect.

          Section 4. Indemnification and Contribution. You, together with certain of your affiliates, agree to indemnify the Lender and its affiliates and each person in control of the Lender and its affiliates and the respective officers, directors, employees, agents and representatives of the Lender and its affiliates and control persons, as provided in the Indemnity Letter dated the date hereof (the "Indemnity Letter") and attached hereto.

          Section 5. Expenses. In addition to any fees that may be payable to the Lender hereunder and regardless of whether any of the transactions contemplated by this letter are consummated, if this letter agreement is terminated, the Senior Subordinated Financing is made available or the Financing Documentation is executed and delivered, you hereby agree to reimburse the Lender upon demand for all reasonable fees and dis-bursements of legal counsel, including but not limited to the reasonable fees and disbursements of Cahill Gordon & Reindel, the Lender's special counsel, and all of the Lender's travel and other reasonable and documented out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the Lender's commitment hereunder; provided that if Lender fails to fulfill its obligations hereunder, no such fees or expenses shall be payable to the Lender.

          Section 6. Termination. The Lender's commitment hereunder to provide the Senior Subordinated Loan shall terminate, unless expressly agreed to by the Lender in its sole discretion to be extended to another date, on the earlier of
(A) December 15, 1999 if the Senior Subordinated Financing has not been funded (other than as a result of failure of the Lender to fulfill its obligations hereunder), and (B) the termination of the Acquisition Agreement in accordance with its terms. No such termination of such commitment shall affect your obligations under Sections 4 and 5 hereof or this Section 6, which shall survive any such termination.

          Section 7. Assignment. This letter shall not be assignable by any party hereto without the prior written consent of the other parties (other than, in the case of the Lender, to an affiliate of the Lender, it being understood that any such affiliate shall be subject to the restrictions set forth in this
Section 7); provided, however, that the Lender shall have the right, in its sole discretion, to syndicate the Senior Subordinated Financing among banks or other financial institutions pursuant to the Financing Documentation or otherwise and to sell, transfer or assign all or any portion of, or interests or participations in, the Senior Subordinated Financing and any notes issued in connection therewith. You agree to use your reasonable best efforts, whether prior to or after the funding date of the Senior Subordinated Financing, to assist the Lender in syndicating the Senior Subordinated Financing or its commitment with respect thereto, including, without limitation, in connection with (x) the preparation of an information package regarding the Transaction, including the Information and the Projections described in Section 1 hereof, and
(y) meetings and other communications with prospective Lenders, including making senior management of the Company and other representatives of the Company available (at mutually agreeable times) to participate in such meetings.

            Section 8. Miscellaneous. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING

CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS COMMITMENT LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS COMMITMENT LETTER OR ANY MATTERS CONTEMPLATED HEREBY. This letter (including the provisions of the Indemnity Letter and the Fee Letter dated the date hereof specifically incorporated herein) embodies the entire agreement and understanding between you and the Lender and supersedes all prior agreements and understandings relating to the subject matter hereof. This letter may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.

          The Lender reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to its affiliates certain fees payable to the Lender in such manner as the Lender and its affiliates may agree in their discretion. You acknowledge that the Lender may share with any of its affiliates, and such affiliates may share with the Lender (in each case, subject to any confidentiality agreements applicable thereto), any information related to you or your affiliates and the Company (including information relating to creditworthiness) or the Transaction.

          If you are in agreement with the foregoing, please sign and return to the Lender to Bankers Trust Corporation at 130 Liberty Street, New York, New York 10006 the enclosed copy of this letter no later than 5:00 p.m., New York time, on September 17, 1999, whereupon the undertakings of the parties shall become effective to the extent and in the manner provided hereby. This offer shall terminate if not so accepted by you on or prior to that time.


                                        Very truly yours,

                                        BANKERS TRUST CORPORATION



                                        By: /s/ W.W. Archer
                                            ------------------------------------
                                            Name:  W.W. Archer
                                            Title: Managing Director


Accepted and Agreed to as of
the date first above written:

H.I.G. CAPITAL LLC



By: /s/ Sami Mnaymneh
    ------------------------------------
    Name:  Sami Mnaymneh
    Title: President

                                                                EXHIBIT A

                              Summary Term Sheet1


Borrower:                        Happy Kids, Inc. (the "Borrower").

Guarantors:                      All obligations of the Borrower under the
                                 Senior Subordinated Financing shall be
                                 unconditionally guaranteed on a senior
                                 subordinated basis by each of the Borrower's subsidiaries that guarantees the Bank Financing
                                 (the "Guarantors").

Lender:                          Bankers Trust Corporation.

Amount:                          $10 million senior subordinated loan or
                                 note issuance (the "Senior Subordinated
                                 Financing").

Maturity:                        The commitment shall automatically expire
                                 on December 15, 1999 if no portion of the Senior Subordinated Financing has been funded (other than as a result of failure of the Lender to fulfill its obligations hereunder). Any outstanding amount under the Senior Subordinated Financing will be required to be repaid in full on the earlier of (a) a change of control of the Borrower (to be defined) or (b) nine years from the Closing Date.

Commitment and                   As provided in the Fee Letter from
  Funding Fees:                  the Lenders to you dated the date hereof
                                 (the "Fee Letter").

Investor Fee:                    As provided in the Fee Letter.

----------------------------
1 Capitalized terms used herein and not defined herein shall have the meanings provided in the commitment letter to which this summary term sheet is attached.

Use of Proceeds:                 To fund in part the Transaction and to pay
                                 related fees and expenses.

Interest Rate:                   As provided in the Fee Letter.

Ranking: The obligations of the Borrower and the Guarantors under the Senior Subordinated Financing will be senior subordinated obligations of the Borrower and the Guarantors and will rank (i) junior in right of payment to all senior indebtedness of the Borrower or such Guarantor, as the case may be, (ii) pari passu with all other senior subordinated indebtedness of the Borrower or such Guarantor, as the case may be, and (iii) senior to any subordinated indebtedness of the Borrower or such Guarantor, as the case may be.

Optional Redemption:             As provided in the Fee Letter.

Mandatory Redemption:            None.

Participation/Assign-            The Lender may participate out or
  ment or Syndication:           sell or assign, or syndicate to other
                                 lenders or financial institutions, the Senior
                                 Subordinated Financing, in whole or in part, at any time, subject to compliance with applicable securities laws.

Covenants:                       The Financing Documentation will contain
                                 customary affirmative and negative
                                 covenants for mezzanine financings (with customary carve-outs and exceptions), including without limitation, restrictions on the ability of the Borrower and its Subsidiaries to incur additional indebtedness and to incur indebtedness which is subordinated to senior indebtedness and senior to the Senior
                                 Subordinated Financing, pay dividends and make certain other restricted payments and investments, impose restrictions on the ability of the Borrower's subsidiaries to pay dividends or make certain other payments to the Borrower, create liens, enter into transactions with affiliates, consummate certain asset sales, and merge, consolidate or transfer all or substantially all of their assets, and also including a minimum interest coverage ratio maintenance test.

Representations and              Customary for transactions of this
  Warranties:                    type.

Conditions Precedent:            Customary for transactions of this type as
                                 set forth in Section 3 of the commitment letter.

Events of Default:               Customary for transactions of this type,
                                 including, without limitation, payment
                                 defaults, covenant defaults, bankruptcy
                                 and insolvency, judgments,
                                 cross-acceleration of and failure to pay at final maturity other indebtedness aggregating $5 million or more and foreclosure under the Bank Financing, subject to, in certain cases, notice and grace provisions.

Equity Participation:            As provided in the Fee Letter.

Visitation Rights:               The Lender will be entitled to board
                                 visitation rights as are mutually agreed upon.


Governing Law and Forum:         The State of New York.

Indemnification and              Customary for transactions of this
  Expense Reimbursement:         type.

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 4, 1999, by and between HK Merger Corp., a New York corporation ("HK") and Happy Kids, Inc., a New York corporation (the "Company").


     WHEREAS, HK and the Company are parties to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 17, 1999;


     WHEREAS, HK and the Company desire to amend the Merger Agreement;


     NOW, THEREFORE, Section 2.2 of the Merger Agreement is hereby deleted in its entirety and restated as follows:


          Options; Stock Plan. Immediately prior to the Effective Time, each holder of a then-outstanding employee stock option to purchase Common Shares (an "Option") granted under the Company's 1997 Stock Plan (the "Stock Plan") will be entitled to receive in settlement of such Option a cash payment (the "Option Consideration") from the Company equal to the product of (i) the total number of Common Shares previously subject to such Option, but only to the extent such Option is exercisable as of the Closing Date (except for non-employee holders of an Option, in which case this shall be the total number of Common Shares previously subject to such Option whether or not such Option is fully exercisable as of the Closing
     Date) and (ii) the excess of the Merger Consideration over the exercise price per Common Share subject to such Option, subject to any required withholding of taxes. The surrender of an Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had of may have had in respect of such Option. After the Effective Time, the Surviving Corporation will continue the Stock Plan. The amounts payable pursuant to this Section 2.2 shall be paid as soon as practicable following the Closing Date and shall be subject to and made net of all applicable withholding taxes.


                                     *****

     IN WITNESS WHEREOF, each of the parties has caused this Amendment to Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first written above.


                                    HAPPY KIDS, INC.


                                    By:         /s/ Jack M. Benun
                                         ----------------------------
                                           Name: Jack M. Benun
                                           Title: President


                                    HK MERGER CORP.


                                    By:        /s/ Sami Mnaymneh
                                        ----------------------------
                                           Name:  Sami Mnaymneh
                                           Title:  President

                                                                        ANNEX B

                   [LETTERHEAD OF CIBC WORLD MARKETS CORP.]

                               September 15, 1999




Special Committee of the Board of Directors
Happy Kids Inc.
100 West 33rd Street, Suite 1100
New York, New York 10001

Members of the Special Committee:

You have asked CIBC World Markets Corp. ("CIBC World Markets") to render a written opinion ("Opinion") to the Special Committee of the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Happy Kids Inc. ("Happy Kids"), other than affiliate Holders (defined below), of the Cash Consideration (defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and between HK Merger Corp. ("Merger Sub"), an affiliate of H.I.G. Capital, LLC, and Happy Kids. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Happy Kids (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Happy Kids ("Happy Kids Common Stock"), other than shares held by certain designated holders of Happy Kids Common Stock who are affiliates of Happy Kids (the "Affiliate Holders"), will be converted into the right to receive $12.00 per share in cash (the "Cash Consideration"). The Merger Agreement further provides that the outstanding shares of Happy Kids Common Stock held by Affiliate Holders will be converted into the right to receive $7.164 per share in cash and shares of the common stock, par value $0.01 per share, of the surviving corporation in the Merger, as more fully specified in the Merger Agreement.

In arriving at our Opinion, we:

(a) reviewed the terms of a draft dated September 14, 1999 of the Merger Agreement;

(b) reviewed audited financial statements for Happy Kids for the fiscal years ended December 31, 1997 and December 31, 1998;

(c) reviewed unaudited financial statements for Happy Kids for the six-month period ended June 30, 1999;

(d) reviewed financial projections for Happy Kids prepared by the management of Happy Kids;

(e) held discussions with the senior management of Happy Kids with respect to the business and prospects for future growth of Happy Kids;

(f) reviewed and analyzed certain publicly available financial data for certain companies we deemed comparable to Happy Kids;

(g) performed a discounted cash flow analysis of Happy Kids using certain assumptions of future performance provided to us by the management of Happy Kids;

Special Committee of the Board of Directors
Happy Kids Inc.
September 15, 1999
Page 2

                                                        CIBC World Markets Corp.

(h) reviewed and analyzed certain publicly available information for transactions that we deemed comparable to the Merger,

(i) reviewed public information concerning Happy Kids;

(j) at the direction of the Special Committee, approached and held discussions with third parties to solicit indications of interest in the acquisition of all or a part of Happy Kids, and

(k) performed such other analyses and reviewed such other information as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Happy Kids and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of Happy Kids provided to or discussed with us, we assumed, at the direction of the management of Happy Kids, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Happy Kids. We have been advised, and therefore have also assumed, that it is intended that the Merger will be recorded as a recapitalization for financial reporting purposes. At the direction of the management of Happy Kids, we further have assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Happy
Kids or such other affiliated entities. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Happy Kids, or the price at which the Happy Kids Common Stock will trade or otherwise be transferable subsequent to announcement of the proposed Merger. We were not requested to evaluate, and our Opinion does not address, the consideration to be received in the Merger by Affiliate Holders and, at your direction, have evaluated the Cash Consideration as though all shares of Happy Kids Common Stock were transferred in the Merger for the Cash Consideration. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to the Special Committee of the Board of Directors of Happy Kids in connection with the Merger and in rendering this Opinion and will receive a fee for our services, a significant portion of which is payable upon the delivery of this Opinion. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of Happy Kids and its affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Special Committee of the Board of Directors
Happy Kids Inc.
September 15, 1999
Page 3

                                                        CIBC World Markets Corp.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Merger by the holders of Happy Kids Common Stock (other than Affiliate Holders) is fair to such holders from a financial point of view. This Opinion is for the use of the Special Committee of the Board of Directors of Happy Kids in its evaluation of the Merger, and does not constitute a recommendation as to how any stockholder should vote with respect to any matters relating to the Merger.

                                                    Very truly yours,


                                                    /s/ CIBC WORLD MARKETS CORP.


                                                    CIBC WORLD MARKETS CORP.

                                                                         ANNEX C

        The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Merger Sub. Each such person is a citizen of the United States.

                                    DIRECTORS

   NAME AND TITLE               ADDRESS                  PRINCIPAL OCCUPATION

Sami Mnaymneh             1001 Brickell Bay Drive       Investment Management
President                 27/th/ Floor
                          Miami, FL 33131

Anthony Tamer             1001 Brickell Bay Drive       Investment Management
Secretary                 27/th/ Floor
                          Miami, FL 33131

John Black                1001 Brickell Bay Drive       Investment Management
Assistant Secretary       27/th/ Floor
                          Miami, FL 33131

Rick Rosen                1001 Brickell Bay Drive       Investment Management
Treasurer                 27/th/ Floor
                          Miami, FL 33131



                                    OFFICERS

   NAME AND TITLE               ADDRESS                  PRINCIPAL OCCUPATION

Sami Mnaymneh             1001 Brickell Bay Drive       Investment Management
President                 27/th/ Floor
                          Miami, FL 33131

Anthony Tamer             1001 Brickell Bay Drive       Investment Management
Secretary                 27/th/ Floor
                          Miami, FL 33131

John Black                1001 Brickell Bay Drive       Investment Management
Assistant Secretary       27/th/ Floor
                          Miami, FL 33131

Rick Rosen                1001 Brickell Bay Drive       Investment Management
Treasurer                 27/th/ Floor
                          Miami, FL 33131

                               DIRECTORS

   NAME AND TITLE             ADDRESS                  PRINCIPAL OCCUPATION

Sami Mnaymneh           1001 Brickell Bay Drive       Investment Management
President               27/th/ Floor
                        Miami, FL 33131

Anthony Tamer           1001 Brickell Bay Drive       Investment Management
Secretary               27/th/ Floor
                        Miami, FL 33131





                                    OFFICERS

   NAME AND TITLE             ADDRESS                  PRINCIPAL OCCUPATION

Sami Mnaymneh           1001 Brickell Bay Drive       Investment Management
President               27/th/ Floor
                        Miami, FL 33131

Anthony Tamer           1001 Brickell Bay Drive       Investment Management
Secretary               27/th/ Floor
                        Miami, FL 33131

                       INDEX TO FINANCIAL STATEMENTS

HAPPY KIDS INC.

Consolidated Financial Statements of Happy Kids Inc

  Report of Independent Certified Public Accountants......................  F-2

  Consolidated Balance Sheets at December 31, 1998 and 1997...............  F-3
  Consolidated Statements of Operations for the Years Ended December 31,
   1998, 1997 and 1996....................................................  F-4
  Consolidated Statements of Common Stockholders' Equity for the Years
   Ended December 31, 1998, 1997 and 1996.................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1998, 1997 and 1996....................................................  F-6
  Notes to Consolidated Financial Statements for the Years Ended December
   31, 1998, 1997 and 1996................................................  F-7
Interim Condensed Consolidated Financial Statements of Happy Kids Inc.
  Condensed Consolidated Balance Sheets at June 30, 1999 (Unaudited) and
   December 31, 1998...................................................... F-20
  Condensed Consolidated Statements of Income for the Three and Six Months
   Ended March 31, 1999 and March 31, 1998 and June 30, 1999 and June 30,
   1998 (Unaudited)....................................................... F-21
  Condensed Consolidated Statements of Cash Flows for the Six Months Ended
   June 30, 1999 and June 30, 1998 (Unaudited)............................ F-22
  Notes to the Condensed Consolidated Financial Statements (Unaudited).... F-23

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
   Happy Kids Inc.

   We have audited the accompanying consolidated balance sheets of Happy Kids Inc. and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Happy Kids Inc. and Subsidiaries as of December 31, 1997 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

   We have also audited Schedule II of Happy Kids Inc. and Subsidiaries as of and for the three years ended December 31, 1998. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

GRANT THORNTON LLP

New York, New York
February 5, 1999

                        Happy Kids Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                                 December 31,
                                                                ---------------
                                                                 1998    1997
                                                                ------- -------
                            ASSETS
CURRENT ASSETS:
  Cash......................................................... $   139 $   374
  Due from factor..............................................  20,640  24,232
  Accounts receivable--trade (net of allowance for doubtful
   accounts of $513 at December 31, 1997 and 1998).............     347     316
  Inventories..................................................  23,579  16,316
  Due from stockholders........................................      --     347
  Prepaid royalties............................................     762     147
  Deferred income taxes........................................   1,029      40
  Other current assets.........................................   1,496     952
                                                                ------- -------
    Total current assets.......................................  47,992  42,724
FIXED ASSETS--NET..............................................   1,459   1,476
OTHER ASSETS...................................................   1,001     752
                                                                ------- -------
    Total assets............................................... $50,452 $44,952
                                                                ======= =======

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Due to bank.................................................. $ 3,753 $24,863
  Current portion--capital lease obligations...................      27      49
  Accounts payable.............................................   6,017   9,468
  Accrued liabilities..........................................   1,900   1,925
                                                                ------- -------
    Total current liabilities..................................  11,697  36,305

DEFERRED RENT PAYABLE..........................................     505     584

CAPITAL LEASE OBLIGATIONS......................................      --      19

DUE TO STOCKHOLDERS............................................   5,719   1,400

COMMITMENTS

STOCKHOLDERS' EQUITY:
  Preferred stock--5,000 shares authorized, $.01 par value; no
   shares issued and outstanding...............................     --      --
  Common stock--30,000 shares authorized, $.01 par value; 7,750 and 10,280 shares issued and outstanding at December 31,
   1997 and 1998, respectively.................................     103      78
  Additional paid-in capital...................................  23,263   1,119
  Retained earnings............................................   9,165   5,447
                                                                ------- -------
    Total stockholders' equity.................................  32,531   6,644
                                                                ------- -------
    Total liabilities and stockholders' equity................. $50,452 $44,952
                                                                ======= =======

The accompanying notes are an integral part of these statements.

                        Happy Kids Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                       Year ended December 31,
                                                      -------------------------
                                                        1998     1997    1996
                                                      -------- -------- -------
Net sales............................................ $154,559 $106,673 $90,723
Cost of goods sold...................................  113,796   79,748  69,886
                                                      -------- -------- -------
    Gross profit.....................................   40,763   26,925  20,837
Operating expenses...................................   22,449   18,457  15,370
                                                      -------- -------- -------
    Operating earnings...............................   18,314    8,468   5,467
Interest expense, net................................    2,077    3,803   2,980
                                                      -------- -------- -------
    Income before income taxes.......................   16,237    4,665   2,487
Income taxes.........................................    4,603      473     119
                                                      -------- -------- -------
    Net income....................................... $ 11,634 $  4,192 $ 2,368
                                                      ======== ======== =======
Basic income per share............................... $   1.21 $   0.54 $  0.31
                                                      ======== ======== =======
Diluted income per share............................. $   1.21 $   0.54 $  0.31
                                                      ======== ======== =======
Pro forma data (unaudited):
  Historical income before income taxes.............. $ 16,237 $  4,665 $ 2,487
  Income taxes.......................................    6,657    1,961     990
                                                      -------- -------- -------
    Net income....................................... $  9,580 $  2,704 $ 1,497
                                                      ======== ======== =======
  Pro forma basic net income per share............... $   1.00 $   0.35 $  0.19
                                                      ======== ======== =======
  Pro forma weighted average shares outstanding--
   basic.............................................    9,625    7,750   7,750
                                                      ======== ======== =======
  Pro forma diluted income per share................. $   0.99 $   0.35 $  0.19
                                                      ======== ======== =======
  Pro forma weighted average shares outstanding--
   diluted...........................................    9,637    7,750   7,750
                                                      ======== ======== =======


The accompanying notes are an integral part of these statements.

                        Happy Kids Inc. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 1996, 1997 and 1998
                                 (in thousands)

                                             Common stock  Additional
                                             -------------  paid-in   Retained
                                             Shares Amount  capital   earnings
                                             ------ ------ ---------- --------
Balance at January 1, 1996..................  7,750  $ 78   $ 1,041   $ 2,729
Waived payment of interest on shareholder's
 note.......................................    --    --         78       --
Dividends...................................    --    --                 (721)
Net income..................................    --    --        --      2,368
                                             ------  ----   -------   -------
Balance at December 31, 1996................  7,750    78     1,119     4,376
Dividends...................................    --    --        --     (3,121)
Net income..................................    --    --        --      4,192
                                             ------  ----   -------   -------
Balance at December 31, 1997................  7,750    78     1,119     5,447
Net proceeds from initial public offering...  2,530    25    22,144       --
Conversion of undistributed shareholder
 equity to loan payable.....................    --    --        --     (7,550)
Dividends...................................    --    --        --       (366)
Net income..................................    --    --        --     11,634
                                             ------  ----   -------   -------
Balance at December 31, 1998................ 10,280  $103   $23,263   $ 9,165
                                             ======  ====   =======   =======



The accompanying notes are an integral part of this statement.

                        Happy Kids Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Year ended December
                                                               31,
                                                      ------------------------
                                                       1998     1997    1996
                                                      -------  ------  -------
Cash flows from operating activities
 Net income.......................................... $11,634  $4,192  $ 2,368
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization......................     338     336      388
  Provision for losses on accounts receivable and
   other receivables.................................     882     354      212
  Deferred income taxes..............................    (912)    164       (8)
  Noncash interest expense...........................      --      --       78
  Changes in operating assets and liabilities:
   Accounts receivable...............................     (31)    741   10,521
   Due from factor...................................   2,815  (7,307) (16,925)
   Inventories.......................................  (7,263) (6,829)   5,669
   Other current assets..............................    (649)    815     (471)
   Prepaid royalties.................................    (615)     42      218
   Other assets......................................    (488)     13     (196)
   Accounts payable and accrued liabilities..........  (3,555)  5,083      919
   Due from stockholders.............................     347     469      308
                                                      -------  ------  -------
  Net cash provided by (used in) operating
   activities........................................   2,503  (1,927)   3,081
                                                      -------  ------  -------
Cash flows from investing activities:
 Acquisition of fixed assets.........................    (321)    (79)    (378)
                                                      -------  ------  -------
Cash flows from financing activities:
 Net borrowings (payments) under line of credit...... (21,110)  5,131   (1,608)
 Payments on capital lease...........................     (41)    (56)     (43)
 Borrowings from (payments to) stockholders..........    (169)   (160)      60
 Dividends paid......................................    (366) (3,121)    (721)
 Payments on stockholders' notes payable.............  (3,062)     --       --
 Proceeds from initial public offering, net..........  22,331     (88)      --
                                                      -------  ------  -------
   Net cash (used in) provided by financing
    activities.......................................  (2,417)  1,706   (2,312)
                                                      -------  ------  -------

   NET INCREASE (DECREASE) IN CASH...................    (235)   (300)     391

Cash at beginning of year............................     374     674      283
                                                      -------  ------  -------

Cash at end of year.................................. $   139  $  374  $   674
                                                      =======  ======  =======

The accompanying notes are an integral part of these statements.

                       Happy Kids Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 1996, 1997 and 1998
                     (in thousands, except per share data)

NOTE A--SUMMARY OF ACCOUNTING POLICIES

  Happy Kids, Inc. (the "Company") was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. in December 1997. Historically, the Company operated as separate business entities, with the first of such entities commencing operations in 1979, all under the common ownership of the stockholders of the Company. Immediately prior to the effectiveness of the Initial Public Offering as described in Note K, all of such separate entities became wholly-owned subsidiaries of the Company. The Company issued 4,263 shares of common stock, to the principal stockholders, in exchange for their ownership in these separate business entities. All share and per share amounts have been restated to retroactively reflect the reorganization.

  The accompanying consolidated financial statements include the consolidated accounts of the Company and its wholly-owned subsidiaries to reflect the reorganization as stated above. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The Company operates in one business segment--as a designer and marketer of licensed and branded children's apparel. The Company's revenues are derived from the sale of children's apparel to mass market retailers, mid-tier distributors and department stores in the United States.

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

  1. Revenue Recognition

    Sales are recognized when merchandise is shipped to customers.

  2. Inventories

    Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. One subsidiary determines cost by the last-in, first-out ("LIFO") method which represented approximately $407 and $808 of total inventory at December 31, 1998 and 1997, respectively. The other subsidiaries determine cost by the first-in, first-out ("FIFO") method.

  3. Depreciation and Amortization

    The Company depreciates fixed assets over their estimated useful lives by the straight-line method. Leasehold improvements are depreciated over their expected useful life or the life of the respective leases, whichever is shorter.

    The following are the estimated lives of the Company's fixed assets:

       Furniture and fixtures............................. 5 years to 10 years
       Equipment.......................................... 5 years to 10 years
       Leasehold improvements.............................      up to 10 years

  4. Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand and demand deposits.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE A (continued)

    Supplemental disclosures of cash flow information:

                                                           Year ended December
                                                                   31,
                                                           --------------------
                                                            1998   1997   1996
                                                           ------ ------ ------
       Cash paid during the year for
         Interest......................................... $1,764 $2,992 $2,711
         Income taxes.....................................  6,149    122    280

    Noncash investing and financing activities:

      For the year ended December 31, 1996, the Company acquired equipment totalling approximately $49 under capital leases.

  5. Income Taxes

    Prior to the completion of the Initial Public Offering, the Company had elected to be treated as an S Corporation for Federal income tax reporting purposes. An S Corporation is generally treated like a partnership and is exempt from Federal income taxes, with certain exceptions, and shareholders report their pro rata share of corporate taxable income or loss on their individual tax returns. A provision for state income taxes was made for those states not recognizing the Company's S Corporation status. The Company's S Corporation status terminated on the day prior to the effectiveness of the Company's Initial Public Offering described in Note K-3.

    Subsequent to the termination of the Company's S Corporation status, the Company used the liability method for both Federal and state income tax purposes. The effect of such change was reflected in net income for the second quarter of 1998 when such termination occurred and resulted in an increase in deferred tax assets and net earnings of approximately $1,024.

    The pro forma provision for income taxes represents the income tax provision that would have been reported had the Company been subject to Federal and additional state and local income taxes as a C Corporation for all periods presented.

    Deferred income taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates for the year in which the differences are expected to reverse.

    The principal types of differences between assets and liabilities for financial statement and tax return purposes giving rise to deferred income taxes are accrued expenses, accumulated depreciation, certain costs capitalized to inventory and allowance for doubtful accounts. A deferred tax asset has been recorded for these differences.

  6. Use of Estimates

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE A (continued)

    The Company estimates an allowance for doubtful accounts based on the creditworthiness of their customers as well as general economic conditions. Consequently, an adverse change in those conditions could affect the Company's estimate. See Note I.

  7. Fair Value of Financial Instruments

    Due to the short-term nature of the bank loans, the fair value of the Company's due to bank approximates carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of cash, accounts receivable, due from factor and accounts payable) also approximates fair value.

  8. Future Effect of Recently Issued Accounting Pronouncements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which is effective for the Company's fiscal year ending December 31, 2000. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial statements.

  9. Earnings Per Share

    Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of common stock equivalents. Diluted earnings per share are based on the weighted average number of common and common equivalent shares outstanding.

    A reconciliation between basic and diluted earnings per share is as follows:

                                                              December 31,
                                                          ---------------------
                                                           1998    1997   1996
                                                          ------- ------ ------
       Net income........................................ $11,634 $4,192 $2,368
                                                          ======= ====== ======
       Basic common shares...............................   9,625  7,750  7,750
                                                          ======= ====== ======
       Basic earnings per share.......................... $  1.21 $ 0.54 $ 0.31
                                                          ======= ====== ======
       Basic common shares...............................   9,625  7,750  7,750
       Diluted common shares.............................      12
                                                          ------- ------ ------
       Total diluted shares..............................   9,637  7,750  7,750
                                                          ======= ====== ======
       Diluted earnings per share........................ $  1.21 $ 0.54 $ 0.31
                                                          ======= ====== ======

  10. Reclassification

    Certain prior year amounts have been reclassified to conform to the 1998 presentation.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE B--INVENTORIES

  Inventories consist of the following finished goods:

                                                                December 31,
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
       Warehouse.............................................. $16,531  $ 8,716
       In-transit and overseas................................   5,921    8,010
       Raw materials..........................................   1,356      --
       LIFO valuation allowance...............................    (229)    (410)
                                                               -------  -------
                                                               $23,579  $16,316
                                                               =======  =======

  For the years ended December 31, 1998, 1997 and 1996, the liquidation of LIFO inventories decreased cost of sales and, therefore, increased income before taxes by $181, $390 and $521, respectively.

NOTE C--FACTORED ACCOUNTS RECEIVABLE--WITHOUT RECOURSE AS TO CREDIT RISK

  The Company has an agreement with a commercial finance company which provides for the factoring of trade accounts receivable. The factoring charge amounts to 0.55% of the receivables assigned. Factor charges for the years ended December 31, 1998, 1997 and 1996 were approximately $966, $735 and $643, respectively. The commercial finance company also guarantees the Company's letters of credit and issues letters of guarantee to company suppliers. The commercial finance company has a first lien on all of the Company's tangible assets as collateral for all of its obligations under the financing agreement. Advances and loans under the agreement bear interest at the prime rate.

  The aggregate amounts of such guarantees and advances are limited by formula based upon the uncollected balance of 85% of eligible factored receivables, and 50% of eligible inventory collateral, plus 50% of letters of credit outstanding, and 25% of open letters of credit and any overadvance amount permitted by the lender. At December 31, 1998 and 1997, the maximum amount of guarantees and advances permitted by such formula was approximately $35,472 and $34,723, respectively.

  Accounts receivable are factored without recourse as to credit risk but with recourse for any claims by the customer for adjustments in the normal course of business relating to price errors, shortages, etc. The uncollected balance of receivables held by the commercial finance company amounted to approximately $20,640 and $24,232 at December 31, 1998 and 1997, respectively.

NOTE D--FIXED ASSETS

  Fixed assets are recorded at cost and consist of the following:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
       Furniture and fixtures.................................... $  945 $  893
       Equipment.................................................    726    657
       Leasehold improvements....................................  1,358  1,158
                                                                  ------ ------
                                                                   3,029  2,708
       Less accumulated depreciation and amortization............  1,570  1,232
                                                                  ------ ------
                                                                  $1,459 $1,476
                                                                  ====== ======

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE E--DUE TO BANK

  The Company has a financing agreement with several banks that expires on March 31, 1999, subject to annual renewals. The agreement provides for advances and letter of credit accommodations ranging between $42.0 million and $49.0 million subject to borrowing base formulas. The maximum amount of revolving credit advances outstanding at any time cannot exceed $35.0 million from January 1, 1998 to April 30, 1998 and $30.0 million thereafter, and the maximum amount of letters of credit outstanding at any time may not exceed $35.0 million. The borrowings under this line of credit bear interest at the prime rate. Borrowings are collateralized by substantially all of the assets of the Company. At December 31, 1997 and 1998, the Company has borrowed $24,863 and $3,753, respectively, under this line. The agreement provides for various restrictive financial covenants, including the requirement to maintain a minimum tangible net worth level. The agreement prohibits the payment of dividends.

NOTE F--TRANSACTIONS WITH STOCKHOLDERS

  Notes payable to stockholder consist of:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1997
                                                                  ------ ------
       5.7% due to stockholders.................................. $5,719    --
       7% due to stockholder.....................................    --  $1,400
                                                                  ------ ------
                                                                  $5,719 $1,400
                                                                  ====== ======

  In connection with the termination of the Company's S Corporation status, the Company agreed to distribute an aggregate $7,550 to the Company's pre-Initial Public Offering shareholders, such amounts representing the Company's total undistributed equity resulting from the S Corporation or limited liability corporation ("LLC") status of the Company and its related entities, prior to the Reorganization, of which $2,000 was paid from the proceeds of the Initial Public Offering. The balance is due pursuant to four-year, 5.7% notes payable to such shareholders. Such notes provide for the timely distribution of amounts necessary to pay the remaining personal income taxes of such shareholders or members due on amounts earned by such S Corporations or LLCs for the period January 1, 1998 through the termination of S Corporation or LLC status of approximately $314. In addition, existing amounts due to shareholders of $1,400 as of April 2, 1998 were converted to the 5.7% note payable to such stockholder and are subject to the same terms as the above promissory notes.

  Interest expense on these notes for the years ended December 31, 1998, 1997 and 1996 was approximately $301, $98 and $107, respectively. Interest totalling $78 for the year ended December 31, 1996, was waived and recorded as additional paid-in capital.

  The three principal stockholders have entered into a stockholders' agreement dated January 1, 1998. Such agreement provides tag-along rights to each of the parties thereto in the event that any of the other parties elect to sell their common stock under certain circumstances. In addition, each party is granted a right of first refusal to purchase any shares of common stock offered for sale by any other party to the agreement.

  For the years ended December 31, 1998, 1997 and 1996, the Company contributed $165, $180 and $127, respectively, to a charitable foundation managed by an executive of the Company.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE G--COMMITMENTS AND CONTINGENCIES

  The Company leases showroom, office and warehouse facilities through May 31, 2006 at the following minimum annual rentals:

       Year ending December 31,                                           Amount
       ------------------------                                           ------
         1999............................................................ $1,281
         2000............................................................  1,043
         2001............................................................    947
         2002............................................................    947
         2003............................................................    947
         Thereafter......................................................  2,292
                                                                          ------
                                                                          $7,457
                                                                          ======

  Rent expense for the years ended December 31, 1998, 1997 and 1996 was approximately $1,187, $1,126 and $1,138, respectively.

  At December 31, 1998, the Company is contingently liable under open letters of credit in the amount of approximately $13,655.

  The Company has entered into royalty agreements that provide for royalty payments from 6% to 12% of net sales of licensed products. The Company incurred royalty expense (included in cost of goods sold) of approximately $7,886, $4,113 and $3,685 for the years ended December 31, 1998, 1997 and
  1996, respectively. Based on minimum sales requirements, future minimum royalty payments required under these agreements are:

       Year ending December 31,                                          Amount
       ------------------------                                          -------
         1999........................................................... $ 3,196
         2000...........................................................   3,628
         2001...........................................................   3,055
         2002...........................................................     418
         2003...........................................................     273
                                                                         -------
                                                                         $10,570
                                                                         =======

   Executive Compensation

  Effective January 1, 1998, the Company entered into employment agreements with its executive officers for initial terms expiring in two years at initial aggregate annual base salaries of $1,250.

  In addition, the Company has a severance agreement with an officer of the Company, which provides that, in the event of a change of control of the Company, the executive would have the right to receive payments at a rate of three times the individual's annual regular compensation upon termination of employment within one year.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE G (continued)

   Year 2000

  The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

NOTE H--EMPLOYEE BENEFIT PLAN

  The Company has established a 401(k) Profit Sharing Plan covering substantially all eligible employees. The plan allows employees to defer a percentage of their annual earnings subject to limitation of Section 401(m) of the Internal Revenue Code.

  The plan provides that the Company can make discretionary contributions. These contributions are allocated to the participant based on the participant's compensation in proportion to the compensation of all participants. The Company's contribution to the plan for the years ended December 31, 1998, 1997 and 1996 was approximately $45, $34 and $31, respectively.

NOTE I--CONCENTRATIONS

  During the years ended December 31, 1998, 1997 and 1996, approximately 43%, 41% and 40%, respectively, of total purchases of the Company were made from companies located in one overseas country. In addition, for the years ended December 31, 1998, 1997 and 1996, 29%, 31% and 37%, respectively, of total purchases of the Company were made from companies located in a second overseas country. In addition, the Company relied on two manufacturers for 7%, 11% and 18%, and 18%, 13% and 11% of the Company's production for the years ended December 31, 1998, 1997 and 1996, respectively. The Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amount and types of goods which can be imported into the United States from these countries. The Company's operations may be adversely affected by political instability, resulting in the disruption of trade from foreign countries in which the Company's contractors and suppliers are located, the imposition of additional regulations relating to imports or duties, taxes, quotas and other charges on imports. The Company is unable to predict whether any additional regulations, duties, taxes, quotas or other charges may be imposed on the importation of its products. The assessment of any of these items could result in increases in the cost of such imports and affect sales and profitability. In addition, the failure of manufacturers to ship some or all of the Company's orders on time could impact the Company's ability to deliver products to its customers. The Company does not have long-term contracts with any of its contract manufacturers. The Company believes that alternate sources of manufacturing are available if the need were to arise, although any substantial delay in locating, or inability to locate, acceptable alternate sources of manufacturing could have a material adverse effect on the Company's business, financial condition and results of operations.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE I (continued)

  The Company's sales are made principally to department stores, mid-tier distributors and mass market retailers of children's apparel. Sales to customers that represent more than 10% of the Company's net sales are as follows:

       Year ended December 30, 1998............................ 22%, 14% and 11%
       Year ended December 30, 1997............................ 17%, 14% and 11%
       Year ended December 30, 1996............................      22% and 13%

NOTE J--INCOME TAXES

  Prior to the completion of the Initial Public Offering, the Company had elected to be treated as an S Corporation for Federal income tax reporting purposes. An S Corporation is generally treated like a partnership and is exempt from Federal income taxes, with certain exceptions, and shareholders report their pro rata share of corporate taxable income or loss on their individual tax returns. A provision for state income taxes was made for those states not recognizing the Company's S Corporation status. The Company's S Corporation status terminated on the day prior to the effectiveness of the Company's Initial Public Offering described in Note K-3.

  The components of income tax expense (benefit) are summarized as follows:

                                                     Year ended December 31,
                                                    ---------------------------
                                                      1998      1997     1996
                                                    ---------  -------  -------
       Current
         Federal................................... $   4,304  $   347  $    17
         State and city............................     1,211      (38)     109
                                                    ---------  -------  -------
                                                        5,515      309      126
       Deferred....................................      (912)     164       (7)
                                                    ---------  -------  -------
                                                       $4,603  $   473  $   119
                                                    =========  =======  =======

  Income tax expense for the years ended December 31, 1996 and 1997 and for the period ended April 2, 1998 does not include income taxes for those subsidiaries which are S Corporations or LLC's. Reference is made to Note A-5.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE J (continued)

  The tax effect of temporary differences which gave rise to deferred tax assets and liabilities are as follows:

                                                                 December
                                                                    31,
                                                                ------------
                                                                 1998   1997
                                                                ------  ----
       Provision for losses on accounts receivable and other
        receivables............................................ $  409  $ 33
       Accrued expenses........................................    200   280
       Depreciation............................................     (2)   (1)
       Costs capitalized to inventory..........................    636    16
       Other...................................................    --    --
                                                                ------  ----
       Net deferred tax asset.................................. $1,243  $328
                                                                ======  ====
       Current................................................. $1,029  $ 40
       Long-term...............................................    214   288

  During the year ended December 31, 1996, the Internal Revenue Service ("IRS") completed an examination of the tax returns of Happy Kids, Ltd. for the years ended December 31, 1991, 1992 and 1993. As a result of the examination, Happy Kids, Ltd. recorded an additional $235 in Federal and state income taxes and $55 in penalties and interest.

  At December 31, 1998, the IRS has cleared the tax returns of Happy Kids, Ltd. through December 31, 1996.

NOTE K--STOCKHOLDERS' EQUITY

1. Stock Option Plan

  The Company's 1997 Stock Option Plan (the "Plan") was adopted by the Board of Directors and approved by the shareholders of the Company on December 31, 1997. A total of 800,000 shares of common stock are reserved for issuance upon exercise of options and/or stock purchase rights to be granted under the Plan. Those eligible to receive stock option grants or stock purchase rights under the Plan include employees, nonemployee directors and consultants.

  Subject to the provisions of the Plan, the administrator of the Plan has the discretion to determine the optionees and/or grantees, the type of options to be granted (incentive stock options ("ISOs") or nonqualified stock options ("NQSOs")), the vesting provisions, the terms of the option grants and such other related provisions as are consistent with the Plan. The exercise price of an ISO may not be less than the fair market value per share of the common stock on the date of grant or, in the case of an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The exercise price of a NQSO may not be less than 85% of the fair market value per share of the common stock on the date of grant, or, in the case of any optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, not less than 110% of the fair market value per share on the date of grant. The purchase price of shares issued pursuant to stock purchase rights may not be less than 50% of the fair market value of such shares as of the offer date of such rights.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE K (continued)

  The options terminate not more than ten years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company, but provide that the term of any options granted to a holder of more than 10% of the outstanding shares of common stock may be no longer than five years. The Plan terminates on December 31, 2007.

  The weighted average fair value at date of grant for options granted during 1998 was $4.47 per option. The fair value of each option at date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1998:

       Expected stock price volatility..................................     35%
       Expected lives of options........................................ 7 years
       Risk-free interest rate..........................................    5.7%
       Expected dividend yield..........................................      0%

  Information regarding these option plans for 1998 is as follows:

                                      Incentive options Nonqualified options
                                      ----------------- -----------------------
                                              Weighted-              Weighted-
                                               average                average
                                              exercise               exercise
                                      Shares    price    Shares        price
                                      ------- --------- ----------- -----------
       Options outstanding at beginning of
        year
         Exercised..................      --     --             --          --
         Granted....................  100,000    $10         80,000    $     10
         Canceled or forfeited......      --     --             --          --
                                      -------    ---    -----------    --------
       Options outstanding at end of
        year........................  100,000    $10         80,000    $     10
                                      =======    ===    ===========    ========
       Exercisable..................      --                    --
                                      =======           ===========

  The following table summarizes information about stock options outstanding as of December 31 1998:

                     Number     Weighted-               Number
                  outstanding    average   Weighted- exercisable  Weighted-
                     as of      remaining   average     as of      average
       Exercise   December 31, contractual exercise  December 31, exercise
        price         1998        life       price       1998       price
       --------   ------------ ----------- --------- ------------ ---------
        $10         180,000    9.21 years     $10        --          $10

2. Stock Split

  As of December 31, 1997, the Company effected a 34,875-for-1 stock split of the Company's outstanding common stock. A total of 7,750 shares of common stock will be issued and outstanding after the split. All share and per share amounts have been restated to retroactively reflect the stock splits.

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (In thousands, except per share data)


NOTE K (continued)

3. Initial Public Offering

  On April 2, 1998, the Company consummated its Initial Public Offering of 2,200 shares of its common stock at a price of $10.00 per share, all of which shares were issued and sold by the Company. On April 23, 1998, the Company consummated the exercise of the underwriters' over allotment option granted by the Company to the underwriters in connection with the Initial Public Offering. As a result, the Company issued and sold an additional 330 shares of the Company's common stock at the Initial Public Offering price of $10.00 per share. The net proceeds to the Company from such sales were approximately $22,331.

  Of the total net proceeds received by the Company upon the consummation of its Initial Public Offering and the exercise of the over allotment option, $2,000 was distributed to certain shareholders of the Company in connection with the payment of a portion of the S Corporation distribution made by the Company in connection with the Reorganization (Note F) and the remaining amount was utilized to pay down a portion of the outstanding balance under the Company's bank credit facility.

NOTE L--PRO FORMA INFORMATION (UNAUDITED)

1. Pro Forma Results of Operations and Pro Forma Income Taxes

  Pro forma adjustments in the statements of operations for the years ended December 31, 1996, 1997 and 1998 reflect a provision for income taxes based upon pro forma pretax income as if the Company had been subject to Federal and additional state and local income taxes for the full periods.

  As disclosed in Note A-5, the Company elected for certain of its affiliates to be taxed as an S Corporation or to be treated as a partnership pursuant to the Internal Revenue Code. In connection with the Offering, the Company terminated its S Corporation and Partnership elections and became subject to Federal and additional state and local income taxes. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been subject to Federal and additional state and local income taxes for the years ended December 31, 1996, 1997 and for the period ended April 2, 1998. The effective pro forma tax rate of the Company differs from the Federal rate primarily due to the effects of state income taxes.

  The pro forma provision for income taxes, after giving effect to the Federal statutory rate and an approximate state tax provision after reflecting the Federal tax benefit, consists of the following:

                                                                  Year ended
                                                                 December 31,
                                                              ------------------
                                                               1998   1997  1996
                                                              ------ ------ ----
       Federal............................................... $5,187 $1,481 $661
       State.................................................  1,470    480  329
                                                              ------ ------ ----
                                                              $6,657 $1,961 $990
                                                              ====== ====== ====

                       Happy Kids Inc. and Subsidiaries

                       December 31, 1996, 1997 and 1998
                     (in thousands, except per share data)


NOTE L (Continued)

  The differences between pro forma tax expense shown in the statements of operations and the pro forma computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                         Year ended December
                                                                 31,
                                                         -------------------
                                                          1998   1997  1996
                                                         ------ ------ -----
       Computed income taxes based on Federal statutory
        rate of 34% in 1996 and 1997, 35% in 1998....... $5,683 $1,586 $ 845
       State income taxes, net of Federal benefit.......    956    317   217
       Benefit of utilization of net operating losses...    --     --   (160)
       Interest waived on debt..........................    --     --     33
       Officer's life insurance.........................    --      32    40
       Other............................................     18     26    15
                                                         ------ ------ -----
                                                         $6,657 $1,961 $ 990
                                                         ====== ====== =====

2. Pro Forma Net Income and Net Income Per Common Share

  Pro forma net income represents the historical amounts after the pro forma adjustments discussed above.

  Pro forma net income per share is based on the weighted average number of shares outstanding immediately prior to the closing of the Offering, after giving effect to a 34,875-for-1 stock split and the shares issued in the Offering.

                        Happy Kids Inc. and Subsidiaries

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

        Column A          Column B        Column C           Column D     Column E
        --------         ---------- --------------------- -------------- ----------
                                          Additions
                                    ---------------------
                                       (1)         (2)
                         Balance at Charged to Charged to                Balance at
                         beginning  costs and    other                     end of
      Description        of period   expenses   accounts  Deductions (a)   period
      -----------        ---------- ---------- ---------- -------------- ----------
Year ended December 31,
 1996
 Deducted from asset
  accounts
  Allowance for doubtful
   accounts.............    $274       $13        $199         --          $  486

Year ended December 31,
 1997
 Deducted from asset
  accounts
  Allowance for doubtful
   accounts and other
   receivables..........    $486       $31        $323         --          $  840

Year ended December 31,
 1998
 Deducted from asset
  accounts
  Allowance for doubtful
   accounts and other
   receivables..........    $840       $71        $838         --          $1,749

--------
(a) Accounts written off as uncollectible.

                        HAPPY KIDS INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                        June 30,   December 31,
                                                          1999         1998
                                                       ----------  ------------
                        ASSETS                         (unaudited)
CURRENT ASSETS
  Cash................................................  $   101      $   139
  Due from factor.....................................   25,871       20,640
  Accounts receivable--trade, net.....................    1,122          347
  Inventories.........................................   27,549       23,579
  Prepaid royalties...................................    1,256          762
  Deferred income taxes...............................    1,029        1,029
  Other current assets................................    2,334        1,496
                                                        -------      -------
    Total current assets..............................   59,262       47,992
FIXED ASSETS--NET.....................................    2,359        1,459
OTHER ASSETS..........................................    5,993        1,001
                                                        -------      -------
    Total assets......................................  $67,614      $50,452
                                                        =======      =======

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Due to bank.........................................  $11,995      $ 3,753
  Accounts payable and accrued liabilities............   11,638        7,944
                                                        -------      -------
    Total current liabilities.........................   23,633       11,697
DEFERRED RENT PAYABLE.................................      465          505
DUE TO STOCKHOLDERS...................................    5,570        5,719

COMMITMENTS
STOCKHOLDERS' EQUITY:
  Preferred stock--5,000 shares authorized, $.01 par
   value; no shares issued and outstanding............       --           --
  Common stock--30,000 shares authorized, $.01 par
   value; 10,376 and 10,280 shares issued and
   outstanding at June 30, 1999 and December 31, 1998,
   respectively.......................................      104          103
  Additional paid-in capital..........................   24,262       23,263
  Retained earnings...................................   13,580        9,165
                                                        -------      -------
    Total stockholders' equity........................   37,946       32,531
                                                        -------      -------
    Total liabilities and stockholders' equity........  $67,614      $50,452
                                                        =======      =======

        The accompanying notes are an integral part of these statements.

                        HAPPY KIDS INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (unaudited)
                    (in thousands, except per share amounts)

                                                For the Three    For the Six
                                                Months Ended    Months Ended
                                                  June 30,        June 30,
                                               --------------- ---------------
                                                1999    1998    1999    1998
                                               ------- ------- ------- -------
Net sales..................................... $37,431 $32,013 $83,303 $67,728
Cost of goods sold............................  27,089  23,468  61,181  50,552
                                               ------- ------- ------- -------
  Gross profit................................  10,342   8,545  22,122  17,176
                                               ------- ------- ------- -------
Operating expenses:
    Operating expenses........................   6,977   5,512  13,932  10,581
                                               ------- ------- ------- -------
    Operating earnings........................   3,365   3,033   8,190   6,595
                                               ------- ------- ------- -------
Interest expense, net.........................     224     328     578   1,318
                                               ------- ------- ------- -------
Income before income taxes....................   3,141   2,705   7,612   5,277
Provision for income taxes....................   1,319     112   3,197     372
                                               ------- ------- ------- -------
    Net income................................ $ 1,822 $ 2,593 $ 4,415 $ 4,905
                                               ======= ======= ======= =======
Basic income per common share................. $  0.18 $  0.25 $  0.43 $  0.55
                                               ======= ======= ======= =======
Weighted average common shares outstanding--
 basic........................................  10,363  10,188  10,322   8,976
                                               ======= ======= ======= =======
Diluted income per common share............... $  0.18 $  0.25 $  0.43 $  0.55
                                               ======= ======= ======= =======
Weighted average common shares outstanding--
 diluted......................................  10,402  10,221  10,356   8,985
                                               ======= ======= ======= =======
Pro forma data (unaudited) :
  Historical income before provision for
   income taxes............................... $ 3,141 $ 2,705 $ 7,612 $ 5,277
  Income taxes................................   1,319   1,136   3,197   2,216
                                               ------- ------- ------- -------
    Net income................................ $ 1,822 $ 1,569 $ 4,415 $ 3,061
                                               ======= ======= ======= =======
Pro forma basic income per share.............. $  0.18 $  0.15 $  0.43 $  0.34
                                               ======= ======= ======= =======
Pro forma weighted average common shares
 outstanding--basic...........................  10,363  10,188  10,322   8,976
                                               ======= ======= ======= =======
Pro forma diluted income per share............ $  0.18 $  0.15 $  0.43 $  0.34
                                               ======= ======= ======= =======
Pro forma weighted average common shares
 outstanding--diluted.........................  10,402  10,221  10,356   8,985
                                               ======= ======= ======= =======

        The accompanying notes are an integral part of these statements.

                        HAPPY KIDS INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)
                                 (in thousands)

                                                               For the Six
                                                               Months Ended
                                                                 June 30,
                                                              ---------------
                                                               1999    1998
                                                              ------  -------
Cash flows from operating activities:
Net income................................................... $4,415  $ 4,905
Adjustments to reconcile net income to net cash (used in)
 provided by operating activities:
  Depreciation and amortization..............................    312      114
  Deferred taxes.............................................     --   (1,024)
  Provision for losses on accounts receivable................      3       --
Changes in operating assets and liabilities, net of assets
 acquired:
  Accounts receivable........................................   (778)     170
  Due from factor............................................ (5,231)   4,787
  Inventories................................................ (1,070)  (5,557)
  Prepaid royalties..........................................   (494)  (2,467)
  Other current assets.......................................   (838)    (617)
  Other assets...............................................    (95)     (28)
  Accounts payable and accrued expenses......................  3,654    1,599
  Due from shareholders......................................     --      347
                                                              ------  -------
Net cash (used in) provided by operating activities..........   (122)   2,229
                                                              ------  -------
Cash flows from investing activities:
  Acquired assets of D. Glasgow.............................. (6,853)      --
  Acquisition of fixed assets................................ (1,156)     (11)
                                                              ------  -------
Net cash used in investing activities........................ (8,009)     (11)

Cash flows from financing activities:
  Net borrowings under line of credit........................  8,242  (21,083)
  Payments on capital lease..................................     --      (24)
  Issuance of common stock...................................     --   22,331
  Payments to stockholders...................................   (149)      --
  Dividends paid.............................................     --   (3,428)
                                                              ------  -------
Net cash provided by (used in) financing activities..........  8,093   (2,204)
                                                              ------  -------
Net (decrease) increase in cash..............................    (38)      14
Cash at beginning of year....................................    139      374
                                                              ------  -------
Cash at end of period........................................ $  101  $   388
                                                              ======  =======

        The accompanying notes are an integral part of these statements.

                                HAPPY KIDS INC.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1 -- Basis of Presentation:

   The information presented as of June 30, 1999 and for the three-month and six-month periods ended June 30, 1999 and June 30, 1998 is unaudited, but, in the opinion of the Happy Kids Inc.'s (the "Company") management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for the fair presentation of the Company's financial position as of June 30, 1999 and the results of its operations for the three-month and six-month periods ended June 30, 1999 and 1998, and its cash flows for the six-month periods ended June 30, 1999 and 1998. The financial statements included herein have been prepared in accordance with generally accepted accounting principles and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998, which were included as part of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC") on March 30, 1999.

   Results for the interim period are not necessarily indicative of results that may be expected for the entire year.

   The Company was incorporated in 1988 in New York under the name O'Boy Inc. and changed its name to Happy Kids Inc. in December 1997. Historically, the Company operated as separate business entities, with the first of such entities commencing operations in 1979, all under the common ownership of the Company's then-current shareholders. Immediately prior to the effectiveness of the Company's initial public offering (the "Initial Public Offering"), as described in Note 2, all of such separate entities became wholly-owned subsidiaries of the Company (the "Reorganization"). The Company issued 4,262,500 additional shares of common stock, to its then-current shareholders, in exchange for their ownership in these separate business entities. All share and per share amounts throughout this Form 10-Q have been restated to retroactively reflect the Reorganization.

   The accompanying condensed consolidated financial statements include the consolidated accounts of the Company and its wholly owned subsidiaries to reflect the Reorganization as stated above. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 2 -- Initial Public Offering:

   On April 2, 1998, the Company consummated its Initial Public Offering of 2,200,000 shares of its Common Stock at a price of $10.00 per share, all of which shares were issued and sold by the Company. On April 23, 1998, the Company consummated the exercise of the underwriters' over-allotment option granted by the Company to the underwriters in connection with the Initial Public Offering. As a result, the Company issued and sold an additional 330,000 shares of the Company's Common Stock at the Initial Public Offering price of $10.00 per share. The net proceeds to the Company from such sales were approximately $22.3 million.

   Of the total net proceeds received by the Company upon the consummation of its Initial Public Offering and the exercise of the over-allotment option, $2.0 million was distributed to certain shareholders of the Company in connection with the payment of a portion of the S Corporation distribution made by the Company in connection with the Reorganization (the "S Corporation Distribution") and the remaining amount was utilized to pay down a portion of the outstanding balance under the Company's bank credit facility (the "Line of Credit"). See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                HAPPY KIDS INC.

                                  (Unaudited)

Note 3 -- Income Taxes:

   Prior to the completion of the Initial Public Offering, the Company had elected to be treated as an S Corporation for Federal income tax reporting purposes. An S Corporation is generally treated like a partnership and is exempt from Federal income taxes, with certain exceptions, and shareholders report their pro rata share of corporate taxable income or loss on their individual tax returns. A provision for state income taxes was made for those states not recognizing the Company's S Corporation status. The Company's S Corporation status terminated on the day prior to the effectiveness of the Company's Initial Public Offering described in Note 2.

   Subsequent to the termination of the Company's S Corporation status, the Company used the liability method for both Federal and state income tax purposes. The effect of such change was reflected in net income for the second quarter of 1998 when such termination occurred and resulted in an increase in deferred tax assets and net earnings of approximately $1.0 million.

   The pro forma provision for income taxes represents the income tax provision that would have been reported had the Company been subject to Federal and additional state and local income taxes as a C Corporation for all periods presented.

   Deferred income taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates for the year in which the differences are expected to reverse.

   The principal types of differences between assets and liabilities for financial statement and tax return purposes giving rise to deferred income taxes are accrued expenses, accumulated depreciation, certain costs capitalized to inventory and allowance for doubtful accounts. A deferred tax asset has been recorded for these differences.

Note 4 -- Due to Stockholders:

   In connection with the termination of the Company's S Corporation status, the Company agreed to distribute an aggregate of $7.6 million to the Company's pre-Initial Public Offering shareholders, such amounts representing the Company's total undistributed equity resulting from the S Corporation or limited liability corporation ("LLC") status of the Company and its related entities prior to the Reorganization, of which $2.0 million was paid from the proceeds of the Initial Public Offering. The balance is due pursuant to four-year 5.7% notes payable to such shareholders. Such notes provide for the timely distribution of amounts necessary to pay the remaining personal income taxes of such shareholders or members due on amounts earned by such S Corporations or LLCs for the period January 1, 1998 through the termination of S Corporation or LLC status. In addition, existing amounts due to shareholders of $1.4 million are subject to the same terms as the above promissory notes.

Note 5 -- Pro Forma Information:

  a. Pro Forma Results of Income and Pro Forma Income Taxes:

   Pro Forma adjustments in the statement of income for the three-month and six-month periods ended June 30, 1998 reflect provisions for income taxes based upon pro forma pretax income as if the Company had been subject to Federal and additional state and local income taxes.

                                HAPPY KIDS INC.

                                  (Unaudited)

   As disclosed in Note 3, the Company has, in the past, elected for certain of its affiliates to be taxed as S Corporations pursuant to the Internal Revenue Code. In connection with the Company's Initial Public Offering, the Company terminated such S elections and partnership status and became subject to Federal and additional state and local income taxes. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been subject to Federal and additional state and local income taxes. The effective pro forma tax rate of the Company differs from the Federal rate of 34% primarily due to the effects of state and local income taxes.

  b. Pro Forma Net Income

   Pro forma net income represents the historical amounts after the pro forma adjustments discussed above.

Note 6 -- Earnings Per Share:

   A reconciliation between basic and diluted earnings per share from operations is as follows:

                                                     Three Months   Six Months
                                                      Ended June    Ended June
                                                          30,           30,
                                                     ------------- -------------
                                                      1999   1998   1999   1998
                                                     ------ ------ ------ ------
                                                           (in thousands,
                                                      except per share amounts)
     Net Income..................................... $1,822 $2,593 $4,415 $4,905
     Basic EPS:
       Basic common shares.......................... 10,363 10,188 10,322  8,976
                                                     ====== ====== ====== ======
       Basic EPS.................................... $ 0.18 $ 0.25 $ 0.43 $ 0.55
                                                     ====== ====== ====== ======
     Diluted EPS:
       Basic common shares.......................... 10,363 10,188 10,322  8,976
       Diluted common shares........................     39     33     34      9
                                                     ------ ------ ------ ------
       Total diluted shares......................... 10,402 10,221 10,356  8,985
                                                     ====== ====== ====== ======
       Diluted EPS.................................. $ 0.18 $ 0.25 $ 0.43 $ 0.55
                                                     ====== ====== ====== ======

Note 7 -- Accounts Receivable:

   Accounts Receivable consist of the following:

                                                           June 30, December 31,
                                                             1999       1998
                                                           -------- ------------
                                                              (In thousands)
     Accounts Receivable..................................  $1,444      $860
     Allowances...........................................    (322)     (513)
                                                            ------      ----
                                                            $1,122      $347
                                                            ======      ====

                                HAPPY KIDS INC.

                                  (Unaudited)


Note 8 -- Inventories:

   Inventories consist of the following finished goods:

                                                          June 30,  December 31,
                                                            1999        1998
                                                          --------  ------------
                                                             (In thousands)
     Warehouse........................................... $20,180     $16,531
     In-transit, overseas and Raw Materials..............   7,598       7,277
     LIFO valuation allowance............................    (229)       (229)
                                                          -------     -------
                                                          $27,549     $23,579
                                                          =======     =======

   There was no liquidation of LIFO inventories in 1999. For the six months ended June 30, 1998, the liquidation of LIFO inventories decreased the cost of sales and, therefore, increased income before taxes by $53,000. There was no liquidation of LIFO inventories for the three months ended June 30, 1998.

Note 9 -- Acquisition:

   On April 13, 1999, the Company entered into an asset purchase agreement (the "Purchase Agreement") with D. Glasgow & Sons Inc., a New York corporation (the "Seller") and Mr. Andrew D. Glasgow, its sole shareholder, to acquire certain of the assets (the "Assets") of the Seller. The Assets include intellectual property rights under license agreements to design and manufacture children's apparel bearing logos, trademarks and tradenames of the National Football League, the National Basketball Association, Major League Baseball and the National Hockey League, as well as certain Warner Brothers' properties, including Looney Tunes, and Saban's Power Rangers, among other licenses. The Company also acquired certain machinery and equipment from the Seller. The purchase price for the Assets included a cash consideration of $3.7 million and the issuance of 95,693 shares of Common Stock of the Company having a fair market value of $1.0 million. Such shares of Common Stock are restricted shares, and the Company has granted certain piggy-back registration rights to the holder of such restricted stock. The Purchase Agreement also provided for the Company to purchase the Seller's apparel inventory for an additional cash payment of approximately $2.9 million.

   In connection with the execution of the Purchase Agreement, Mr. Glasgow, formerly the President of the Seller, was elected as a Director of the Company in April 1999. In addition, Mr. Glasgow was appointed Vice President of the Company and will serve as President of the Company's Glasgow Division. Mr. Glasgow also executed a five (5) year Employment Agreement with the Company. Under the terms of such Employment Agreement, Mr. Glasgow is entitled to an annual base salary of $250,000 and bonuses commensurate with other executive officers of the Company, which amounts and payments are within the discretion of the Compensation Committee of the Board of Directors. In addition, Mr. Glasgow is also entitled to receive, in quarterly payments, subject to annual adjustment, a percentage of certain divisional profits and certain import sales profits of the Company's Glasgow Division. Mr. Glasgow's Employment Agreement requires Mr. Glasgow to maintain the confidentiality of Company information and requires that during the term of his employment with the Company and thereafter for a period of two years, he will not compete with the Company in any state or territory of the United States where the Company does business by engaging in any capacity in a business which is competitive with the business of the Company. Mr. Glasgow's Employment Agreement also provides that, for a period of two years following the termination of his employment with the Company, he shall not solicit the Company's licensors, customers or employees.

                                HAPPY KIDS INC.

                                  (Unaudited)


Note 10 -- Subsequent Events:

   On July 12, 1999, the Company's Board of Directors (the "Board") received for consideration a proposal (the "Proposal") from H.I.G. Capital, L.L.C., a private investment firm (the "Buyer"), to recapitalize the Company in a leveraged going-private transaction (the "Proposed Transaction"). Certain terms and conditions of the Proposed Transaction are set forth in a certain Letter of Intent dated July 9, 1999 (the "Letter of Intent"), entered into by and among the Buyer and each of the Company's majority shareholders, consisting of Messrs. Jack M. Benun, Mark J. Benun and Isaac M. Levy (the "Majority Shareholders"). As contemplated under the Letter of Intent, an entity to be formed by the Buyer ("Newco") would be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the separate existence of Newco shall cease to exist, and the Company shall be the surviving corporation and shall continue under the name "Happy Kids Inc.". In addition, each share of the Company's Common Stock then held by the public (other than shares held by the Majority Shareholders) would be converted into the right to receive $11.50 payable entirely in cash, without any interest thereon. The Majority Shareholders, who presently beneficially own 74.69% of the Company's Common Stock in the aggregate, would continue to own 23.61% of the Company's Common Stock in the aggregate upon consummation of the Merger and would receive, in the aggregate, approximately $49.25 million in connection with their sale of shares of the Company's Common Stock. Each outstanding option to purchase the Company's Common Stock, whether or not then exercisable, would be cancelled upon consummation of the Merger and the holders thereof would be compensated accordingly. The Merger is conditioned upon, among other things, the approval of the Company's Board of Directors, the approval of two-thirds of all of the Company's shareholders, negotiation and execution of a definitive acquisition agreement, the receipt of financing on acceptable terms in amounts sufficient to effect the Merger, and other customary conditions. The Board has formed a special committee, consisting of its two independent directors, Messrs. Marvin Azrak and Stephen I. Kahn (the "Special Committee") to evaluate the Proposed Transaction. The Proposed Transaction is subject to the recommendation of the Special Committee, and, if so recommended, will be submitted to the Company's shareholders for their approval. The Special Committee has engaged independent legal counsel and an independent investment banking firm to assist in its evaluation of the fairness of the Proposed Transaction to the Company's public shareholders from a financial point of view. It is expected that, in the event the Merger is consummated, the registration of the Company's Common Stock pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended, would be terminated and the Common Stock would cease to be listed on the Nasdaq National Market.

   Approximately $79.7 million would be required to pay the aggregate consideration due to all shareholders and option holders of the Company (including each Majority Shareholder) upon consummation of the Merger.

   The Buyer has indicated that it will make an equity investment and arrange to borrow sufficient funds from banks and other financial institutions and/or to obtain additional funds through the issuance and sale of debt securities of Newco to effect the Merger and to pay the requisite consideration in connection therewith. It is expected that in connection with the consummation of the Merger, the Company would assume, guarantee or otherwise become liable for, contractually or by operation of law, Newco's obligations under any borrowings of Newco or debt securities sold by Newco. Following the consummation of the Merger, the Company's available cash resources will be utilized to pay certain of the costs of the Merger or retire or amortize certain obligations incurred to effect the Merger.

   As of the date hereof, the Company's Board of Directors has not responded to the Proposal. Although the Majority Shareholders have indicated in the Letter of Intent that they have agreed to support the Proposal, there can be no assurance that the Board of Directors of the Company will accept the Proposal or, if accepted, that the conditions set forth in such Proposal, including the obtaining of requisite financing, will be satisfied, that a mutually acceptable definitive acquisition agreement will be entered into, or that the Proposed Transaction will be consummated.